SECURITIES AND EXCHANGE COMMISSION
	Washington 20549
	____________________

	SCHEDULE 14D-9
	___________________

	Solicitation/ Recommendation Statement Pursuant to
	Section 14(d)(4) of the Securities Exchange Act of 1934
	___________________

	PROMETHEUS INCOME PARTNERS,
a California Limited Partnership
(Name of Subject Company)
____________________


PROMETHEUS INCOME PARTNERS,
a California Limited Partnership
(Name of Person(s) Filing Statement)
____________________


Units of Limited Partnership Interest
(Title of Class of Securities)
____________________

742941 10 7
(CUSIP Number of Class of Securities)
____________________

Vicki R. Mullins
Chief Financial Officer
Prometheus Development Co., Inc.
350 Bridge Parkway
Redwood City, California 94065-1517
(415) 596-5300
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copy to:
Gary Apfel, Esq.
Kaye, Scholer, Fierman, Hays & Handler, LLP
1999 Avenue of the Stars, Suite 1600
Los Angeles, California 90067
(310) 788-1000

INTRODUCTION

This Solicitation/ Recommendation Statement on Schedule 14D-9
(this Schedule 14D-9) relates to (1) an unsolicited offer by Prom Investment Partners, L.L.C., a Delaware limited liability company (the Initial Bidder, and together with its affiliates, Apollo), to purchase a portion of the outstanding units of limited partnership interest (Units) of Prometheus Income Partners, a California Limited Partnership (the Partnership), and (2) an agreement entered into by the Partnership with PIP Partners - General, LLC, a California limited liability company (PIP General), to make a tender offer a portion of the Units.

Item 1.   Security and Subject Company

This Schedule 14D-9 relates to the Units. The name and address of the principal executive offices of the Partnership are Prometheus Income Partners, a California Limited Partnership, 350 Bridge Parkway, Redwood City, California 94065-1517.

Item 2.  Tender Offer of the Bidder

(a)	This Schedule 14D-9 relates to the tender offer (the Apollo
Tender Offer) made by Apollo, disclosed in a Tender Offer Statement on Schedule 14D-1 (the Apollo Schedule 14D-1), dated October 18,
1996, to purchase up to 9,000 issued and outstanding Units at $405 per Unit less the amount of any distributions declared or made with respect to the Units between October 18, 1996 and the date of payment of the purchase price (the Apollo Purchase Price) for the Units, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 1996 (the Apollo Offer to Purchase), and the related Letter of Transmittal, copies of which were filed with the Apollo
Schedule 14D-1 and received by the Partnership on October 21, 1996. Prior to the Partnership's receipt of the Apollo Schedule 14D-1, the Partnership had no knowledge of the Apollo Tender Offer or Apollo's interest in the Partnership and thus had not been given an opportunity to consider the Apollo Tender Offer, inquire of Apollo's experience or intentions, or negotiate with Apollo to ensure that its offer and plans were beneficial to the Partnership and the Limited Partners.
The Apollo Schedule 14D-1 states that the address of the Initial Bidder's principal executive offices is Prom Investment Partners, L.L.C., 1301 Avenue of the Americas, 38th Floor, New York, New York, 10019.

According to the Apollo Tender Offer, the managing member of the Initial Bidder is AP-GP Prom Partners, Inc., a newly formed Delaware corporation ("AP-GP") which is ultimately controlled by Apollo Real Estate Capital Advisors II, Inc. ("Apollo Advisors"), as general partner of Apollo Real Estate Advisors II, L.P. ("AREA II"), the general partner of Apollo Real Estate Investment Fund II, L.P., a recently formed private real estate investment fund and the sole shareholder of AP-GP. The Apollo Offer states that the directors of Advisors are Leon D. Black and John J. Hannan, who were founding principals of Apollo Advisors, L.P., the respective managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, and, together with William L. Mack, of Apollo Real Estate Advisors, L.P. and AREA II, the respective managing general partners of Apollo Real Estate Investment Fund, L.P. and Apollo Real Estate Investment Fund II, L.P. The business address for Messrs. Black, Hannan and Mack is 1301 Avenue of the Americas, New York, New York 10019.

(b)	This Schedule 14D-9 also relates to the tender offer (the
PIP General Tender Offer) which PIP General has agreed to make, summarized in an Agreement (the PIP General Tender Offer Agreement), dated November 4, 1996, between PIP General and the Partnership (filed herewith as Exhibit (a)(1)), to purchase up to 9,000 issued and outstanding Units at $450 per Unit less the amount of any distributions declared or made with respect to the Units between the commencement of such tender offer and the date of payment of the purchase price (the PIP General Purchase Price) for the Units, net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the PIP General Tender Offer Agreement. The number of Units acquired by PIP General as part of the PIP General Tender Offer would be limited to that number of Units transferable without triggering a termination of the Partnership. See
Item 8. Limitations on Transfers. PIP General has advised the Partnership that the address of PIP General's principal executive offices is 350 Bridge Parkway, Redwood City, California, 94065.

PIP General has informed the Partnership that it is beneficially owned by Mr. Sanford N. Diller, the beneficial owner, President, Secretary and a director of Prometheus Development Co., Inc. (the
General Partner), the general partner of the Partnership.

Item 3.  Identity and Background

(a)	The name and address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

(b)(1)	Except as described below, there are no material
contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between the General Partner or its affiliates, on the one hand, and the Partnership, its executive officers, directors or affiliates, on the other hand.

The PIP General Offer.

Pursuant to the PIP General Tender Offer Agreement, filed as
Exhibit (a)(1) hereto, PIP General has agreed to make the PIP General Tender Offer. The principal terms of the PIP General Tender Offer will include the following:

(A)	A purchase price of $450 in cash for each Unit up to a
maximum of 9,000 Units, with proration among tendering Limited
Partners (as hereinafter defined) if more than 9,000 Units are tendered;

(B)	The PIP General Tender Offer will commence on or about
November 7, 1996 or soon thereafter as practicable (Commencement
Date), and will expire no sooner than 20 business days following the Commencement Date;
(C)	No minimum number of Units will be required to be
tendered by the Limited Partners;

(D)	The maximum number of Units that PIP General will
accept will be 9,000 Units representing approximately 47.4% of all of the outstanding Units, in order to avoid termination of the Partnership under both section 708 of the Internal Revenue Code of 1986, as amended, and as otherwise prohibited by the Partnership Agreement (as hereinafter defined);

(E)	The purchase price payable by PIP General will be
offset by Partnership distributions made or declared to selling
Limited Partners after the Commencement Date;

(F)	Each tendering Limited Partner will, in connection
with a tender pursuant to the PIP General Tender Offer, grant to PIP General a proxy to vote the tendered Units, similar to the proxy that is contemplated under the Apollo Tender Offer;

(G)	PIP General will have the right to extend, terminate,
or modify the PIP General Tender Offer at any time, subject to the reasonable consent of the Partnership; and

(H)	The PIP General Tender Offer may be conditioned upon
(i) the same conditions as the Apollo Tender Offer, except for the condition contained therein that requires a minimum number of Units to be tendered, and (ii) the Partnership obtaining the consent of Prudential Insurance Company of America (the "Lender") to the transaction contemplated hereby pursuant to those certain Deeds of Trust each dated November 17, 1987 and related Promissory Notes (the "Loan Documents") or the waiver of the Lender of the limitation on sales, transfers or other disposition of Partnership interest contained in the Loan Documents to the extent such apply to the transfers contemplated by this Agreement.

As an inducement to PIP General to make the PIP General Tender
Offer, the Partnership has agreed, among other things, to disseminate, at the Partnership's expense, the PIP General Tender Offer materials to the Limited Partners and others in accordance with the rules and regulations of the Securities and Exchange Commission (the SEC). In addition, the Partnership has agreed to reimburse PIP General for all of its legal, accounting, printing, filing, copying, mailing, solicitation and all other costs, fees and expenses incurred in connection with the PIP General Offer. The Partnership has also agreed to indemnify, defend, save and hold harmless PIP General, its officers, directors, members, shareholders, partners, employees, attorneys, agents and representatives from and against any demands, claims, causes of action, lawsuits, losses, liabilities, costs, expenses and damages relating to, associated with or arising from the PIP General Tender Offer, the Apollo Tender Offer, and any related proceedings.

For a complete description of the terms and conditions of the PIP General Tender Offer, reference is hereby made to the PIP General Tender Offer Agreement, filed as Exhibit (a)(1) hereto, which is hereby incorporated by such reference. All statements related to the PIP General Tender Offer Agreement are qualified in their entirety by the terms and provisions of the PIP General Tender Offer Agreement.

Relationship of Special Committee Members to PIP General.

A Special Committee (the Special Committee) of the Board of
Directors of the General Partner (consisting of the directors of the General Partner other than Mr. Sanford N. Diller) has been formed to consider the Apollo Tender Offer, the PIP General Tender Offer (as defined below) and other offers, if any, that may be made for the Units (collectively, the Offers). The members of the Special Committee are also officers and employees of the General Partner.
They are also employees of other affiliates of Mr. Diller that are not parties to any contracts, agreements, arrangements or understandings, and do not have any actual or potential conflicts of interest, with the Partnership.

The Partnership Agreement.

Pursuant to the Partnership's Second Amended and Restated
Agreement of Limited Partnership, (filed as Exhibit (c)(1) hereto, the Partnership Agreement), the General Partner is the sole general partner of the Partnership. All of the outstanding shares of the General Partner are beneficially owned by Mr. Sanford N. Diller. Mr. Diller is also President, Secretary and a director of the General Partner. The General Partner has responsibility for all aspects of the Partnership's operations. The Units are held by approximately 1,300 holders of record (the Limited Partners).

The Partnership Agreement for the Partnership contains numerous provisions relating to the rights and obligations of the General Partner and the Partnership, including without limitation; the financial arrangement between the General Partner and the Partnership.
 Under Section 5.3 of the Partnership Agreement, for each fiscal quarter, subject to certain limitations contained in the Partnership Agreement, the Partnership is to distribute all Distributable Cash from Operations (as defined in the Partnership Agreement) as follows:
 (a) Distributable Cash from Operations is to be distributed quarterly and initially is to be distributed 100% to the Limited Partners until the Limited Partners have received a sum each year equal to a 10% Priority Return (as defined in the Partnership Agreement); (b) after the receipt by the Limited Partners of a 10% Priority Return, Distributable Cash from Operations is to be distributed 100% to the General Partner until the General Partner has received 5% of the aggregate cash distributed to the Limited Partners in that year; and (c) thereafter, the Partnership is to distribute 95% to the Limited Partners and 5% to the General Partner. Allocations of income and loss and distributions of cash among the Limited Partners are made pro rata based upon the number of Units held by the Limited Partners.

The officers and directors of the General Partner receive no direct remuneration in such capacities from the Partnership. The beneficial owner, President, Secretary and a director of the General Partner, Mr. Diller, also owns PIP General, which has agreed to make the PIP General Tender Offer. The Limited Partners collectively received aggregate distributions of Distributable Cash from Operations in 1995 of approximately $1,550,000 and, through February 1996, have received aggregate distributions of Distributable Cash from Operations of approximately $375,000 in 1996. As previously reported, subsequent to the February 1996 distribution the General Partner determined that, in order to enable the Partnership to build reserves to pay for repair and/or replacement costs related to the hardboard siding at the Partnership Properties (see Item 4. The Solicitation or Recommendation - (a) Recommendations of the General Partner - Resolution of Hardboard Siding Problem), it was in the best interest of the Partnership to temporarily suspend cash distributions. The General Partner did not receive any distributions of Distributable Cash from Operations in either 1995 or 1996.

Under Sections 5.4 of the Partnership Agreement, net proceeds from the sale or refinancing of the Partnership Properties would be utilized or distributed in the following priority (to the extent funds are available): (a) to the payment of current Partnership obligations, liabilities and expenses; (b) to the setting up of reserves which the General Partner may, in its sole discretion, deem necessary for Partnership debts or liabilities, whether payable or not yet payable, including any contingent or unforeseen liabilities or obligations; and
(c) the balance would be distributed in the following order: (1) 100% to the Limited Partners until each Limited Partner has received an amount equal to (i) the excess of (A) a 10% Priority Return, less (B) the sum of all previous cash distributions during the term of the Partnership other than distributions of invested capital pursuant to
Section 5.4 (c)(1) of the Partnership Agreement; (ii) if applicable to a Limited Partner, an Incentive Priority Return; and (iii) the Limited Partners' remaining Invested Capital. Notwithstanding the foregoing, the General Partner would be entitled to its Subordinated Property Disposition Interest (as defined in the Partnership Agreement) upon the sale of either or both of the Properties. Any balance from such sale or refinancing of the Partnership Properties would be distributed 85% to the Limited Partners and 15% to the General Partners.

Notwithstanding the foregoing distributions of net proceeds from the sale or refinancing arising from the termination of the Partnership would be distributed first in proportion to, and to the extent of, the positive capital account balances of the Limited Partners and the General Partners, and thereafter as set forth above.

The General Partner also is entitled to receive a Subordinated Property Disposition Interest pursuant to Sections 7.7 and 7.8 of the Partnership Agreement equal to the lesser of (a) 3% of gross sale price of a Partnership Property or (b) one-half of the competitive real estate brokerage commission which would be charged by unaffiliated parties rendering similar services, but subordinated to the return to the Limited Partners of their Invested Capital plus a 10% Priority Return and, as appropriate, the Incentive Priority Return. All real estate brokerage commissions or similar fees payable to all persons involved in the sale of a Partnership Property may not exceed 6% of the sales price.

Because the timing and amount of Distributable Cash from Operations and profits or losses of the Partnership received by, or allocated to, the General Partner and the Limited Partners may be affected by various determinations by the General Partner under the Partnership Agreement, including whether or not to sell or refinance any of the properties owned by the Partnership (the Partnership Properties) and the timing of any such sale or refinancing, the establishment and maintenance of reasonable reserves, the level of amortization of indebtedness, and other matters, the General Partner may have a conflict of interest with respect to such determinations.
Article 4 of the Partnership Agreement provides for the allocation of the Net Profits and Net Losses among the General Partners and the Limited Partners.

Under Section 5.7 of the Partnership Agreement, if immediately prior to the dissolution and termination of the Partnership the General Partner's capital account has a deficit balance and the Partnership's assets available for distribution upon dissolution and termination are insufficient to provide distributions to Limited Partners equal to their aggregate invested capital, the General Partner shall be obligated to contribute to the Partnership that amount of capital (if any) equal to the lesser of (a) an amount sufficient to restore its capital account to zero, or (b) 1.01% of the aggregate Capital Contributions of the Limited Partners, less any capital previously contributed by the General Partner.

If the General Partner ceases to be a general partner upon the occurrence of certain events set forth in the Partnership Agreement (a Terminating Event), including withdrawal, removal as a result of the Majority Vote of the Limited Partners, bankruptcy, reorganization or dissolution and termination of the General Partner, then, pursuant to
Section 12.2 of the Partnership Agreement, the Partnership will, at the election of the Partnership, either (a) purchase the General Partner's interest or (b) convert to that of a special limited partnership interest. Upon conversion of its interest to that of a special Limited Partner, the terminated General Partner retains the same rights to profits, losses, and distributions as before the Terminating Event and would be entitled to the voting rights accorded other Limited Partners. If the terminated General Partner's interest is repurchased, it would receive from the Partnership the then present value of its interest in the Partnership, determined by agreement of the terminated General Partner and the Partnership. If such parties cannot agree, the purchase price would be determined in accordance with the then current rules of the American Arbitration Association, with the expense of arbitration borne equally by the parties. If the termination of the terminated General Partner was voluntary, the method of payment for its interest would be under a non-interest bearing unsecured, promissory note with principal payable from distributions which the terminated General Partner otherwise would have received under this Agreement if it had remained as General Partner. If the termination is involuntary, the method of payment would be a promissory note bearing interest at the reference rate of the bank specified by the terminated General Partner, with equal payments of principal and interest over a term of five years.

Under Section 6.6 of the Partnership Agreement, the Partnership is permitted to engage in various transactions involving the General Partner and its affiliates, as more fully described in the Partnership Agreement.

Under Section 7.1 of the Partnership Agreement, the Partnership reimburses the General Partner or its affiliates for (a) the actual cost to the General Partner or its affiliates of goods and materials used for or by the Partnership and obtained from entities which are not affiliated with the General Partner; (b) expenses for specified administrative services; (c) other administrative services, provided that such services are necessary to the prudent operation of the Partnership; and (d) funds advanced to the Partnership by the General Partner or its affiliates pursuant to the Management Agreement (as defined below); provided, however, that no reimbursement under clause (c) above is permitted for services for which the General Partner or its affiliates receive a separate fee and the amount of such expenses may not exceed the lesser of (i) the actual cost of such services or (ii) 90% of the amount which the Partnership would be required to pay to independent third parties for comparable services. For 1995, the General Partner or its affiliates, other than Maxim Property Management (which was entitled to additional reimbursements under the Management Agreement), did not receive any reimbursement for direct or other administrative and out-of-pocket expenses.

Section 6.7 of the Partnership Agreement exculpates the General Partner, its officers, directors and affiliates from liabilities to the Partnership and indemnifies the General Partner, its officers, directors and affiliates against liability to third parties resulting from its or their acts or omissions, except in the event such liabilities or losses resulted from misconduct or negligence (gross or ordinary). As a result of the exculpation and indemnification provisions, a Limited Partner may be entitled to a more limited right of action than he or she would otherwise have if such provisions were not included in the Partnership Agreement.

For further information regarding the Partnership Agreement, reference is hereby made to the Partnership Agreement, filed as Exhibit (c)(1) hereto, which is hereby incorporated by such reference.
 All statements related to the Partnership Agreement are qualified in their entirety by the terms and provisions of the Partnership
Agreement.

The Management Agreement.

The Partnership does not have any employees.  Instead, Prom
Management Group, Inc., a California corporation, dba Maxim Property Management (which formerly conducted business under the name The Prometheus Company, Maxim), the majority of which is beneficially owned by Mr. Diller, employs all of the personnel for the projects and for the operation of the Partnership's developments and properties pursuant to a Management and Operating Agreement, dated as of October 1, 1992, by and between the Partnership and the Prom Management Group, Inc., dba The Prometheus Company (filed as Exhibit
(c)(2) hereto, the Management Agreement). The senior management personnel also act in such capacities for certain other real estate partnerships in which Mr. Diller and other officers of the General Partner hold interests. Maxim receives a fixed monthly fee, equal to 5% of the total operating revenues of the Partnership's properties (the Partnership Properties), for such services, and is reimbursed fully for all of its out-of-pocket expenditures (including salary and salary-related expenses) incurred in connection therewith. In 1995, the fixed management fee paid by the Partnership to Maxim was approximately $219,000 and Maxim was reimbursed approximately $69,000 for office expenses related to the Partnership. The corresponding amounts in the first nine months of 1996 were $189,000 and $111,000, respectively. In addition, the Partnership Properties incurred approximately $1,165,000 of operating expenses in 1995, of which approximately $246,000 represented a pass-through of expenses relating to on-site property management personnel hired by Maxim. The corresponding amounts in the first nine months of 1996 were $1,019,000 and $201,000, respectively. In addition, the Partnership has agreed to indemnify, protect, defend and hold harmless Maxim and its principals, directors, partners, officers, shareholders, agents, and employees for certain costs, expenses and other liabilities arising out of their activities under the Management Agreement, except as a result of willful misconduct.
In addition, Maxim is entitled to receive the following fees:
(a) A supervisory fee, subject to the terms and conditions of the Partnership Agreement, equal to 8% of the total amount of expenditures for projects in excess of five thousand dollars; (b) A legal fee equal to 3.25 times the base hourly salary for legal matters in which Maxim spends more than five hours per month monitoring, supervising, corresponding or performing other related legal work; (c) A data processing fee equal to $2.40 per apartment; and (d) An administrative fee equal to 5% of the gross payroll attributable to the Partnership Properties.

For further information regarding the Management Agreement, reference is hereby made to the Management Agreement, filed as Exhibit
(c)(2) hereto, which is hereby incorporated by such reference. All statements related to the Management Agreement are qualified in their entirety by the terms and provisions of the Management Agreement.

Other Contracts with Affiliates.

The Partnership has entered into certain leases pursuant to a Master Rent Agreement (the "Master Rent Agreement") between each of the Partnership Properties and an affiliate of the General Partner, pursuant to which such affiliate subleases corporate apartments to third parties. The Master Rent Agreement contains standard rental terms that are the same as those of other tenants of the Partnership Properties and rentals paid pursuant to the Master Rent Agreement are at market rates. The apartments are leased typically for a lease term of one year or less. For further information regarding the Master Rent Agreement, reference is hereby made to the Master Rent Agreement, filed as Exhibit (c)(3) hereto, which is hereby incorporated by reference. All statements related to the Master Rent Agreement are qualified in their entirety by the terms and provisions of the Master Rent Agreement.

The Partnership has entered into a Work Order and Contract (each a "Paint Agreement") with respect to each of the two Partnership Properties between Maxim, on behalf of the Partnership, and an affiliate of the General Partner, pursuant to which such affiliate provides services to paint the exteriors of the Partnership Properties. For further information regarding the Paint Agreements, reference is hereby made to the Paint Agreement, filed as Exhibits
(c)(4) and (c)(5) hereto, which are hereby incorporated by reference. All statements related to the Paint Agreement are qualified in their entirety by the terms and provisions of the Paint Agreements.

(b)(2)	Except as described below, to the best knowledge of
the Partnership, there are no material contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between the Partnership, the General Partner or its affiliates, on the one hand, and Apollo, or their respective executive officers, directors or affiliates, on the other hand.

The Apollo Schedule 14D-1 states that the Initial Bidder is an owner of five Units. Under the Partnership Agreement, Apollo has not complied with the conditions for the transfer of such Units.
Therefore, as provided in the Partnership Agreement, the purported assignment of these five Units is null and void, and hence Apollo does not own any Units.

In the event Apollo were to receive tenders for or otherwise to acquire a substantial number of Units in accordance with the terms and conditions of the Partnership Agreement, the consent of the General Partner (which may not be unreasonably withheld) would be required in order for Apollo to become a substitute Limited Partner. The General Partner has not decided under what circumstances, if any, it would admit Apollo as a substitute Limited Partner. In the event that Apollo were to receive tenders for or otherwise to acquire a substantial number of Units or the General Partner were to admit Apollo as a substitute Limited Partner with respect to a substantial number of Units, Apollo may be in a position to (a) prevent non-tendering Limited Partners entitled to vote on Partnership matters from taking action they desire but that Apollo opposes, and (b) take action desired by Apollo but opposed by non-tendering Limited Partners entitled to vote on Partnership matters. Under the Partnership Agreement, a meeting of the Limited Partners may be called by Limited Partners holding 10% or more in interest of the then outstanding Units for any matters on which the Limited Partners may vote. A majority in interest of the Limited Partners is entitled to take action with respect to a variety of matters, including: removal of the General Partner as the general partner of the Partnership; election of a successor general partner; dissolution of the Partnership; approval or disapproval of the sale of the Partnership Properties; any amendments to the Partnership Agreement (subject to the consent of the General Partner); and an election to continue the business of the Partnership.
 If it were admitted as a substitute Limited Partner, Apollo, when voting on such matters, would, according to the Apollo Offer, be expected to vote Units owned and acquired by it in its interest, which may not be in the interest of other Limited Partners or the General Partner.

For information regarding litigation that the Partnership has commenced against Apollo, see Item 8. Additional Information to be Furnished - California Transaction.

Item 4.  The Solicitation or Recommendation

(a)	Recommendations of the General Partner

The Special Committee met with its financial and legal advisors to review and consider the Apollo Tender Offer and the PIP General Tender Offer and to determine what course of action is in the best interest of the Partnership, the Limited Partners who may be inclined to tender their Units, the Limited Partners who are not inclined to tender their Units, the Limited Partners who tender their Units but who will nonetheless remain as Limited Partners if more than 9,000 Units are ultimately tendered since a maximum of 9,000 Units will be accepted, the tenants of the Partnership Properties and all people employed to manage, develop and otherwise operate the Partnership Properties. Based on its analysis and its consultation with its advisors, the Special Committee has determined that while the PIP General Tender Offer is substantially better than the Apollo Tender Offer, unless a Limited Partner has a current or anticipated need or desire for liquidity, it is in the best interests of the Limited Partners to retain their Units (and not to tender to either PIP General or Apollo) until the hardboard siding problem has been resolved. The Special Committee has also determined that it is in the best interest of the Partnership, all of the Limited Partners and the tenants of the Partnership properties, that those Limited Partners who do have a current or anticipated need or desire for liquidity should tender their Units to PIP General in accordance with the terms of the PIP General Tender Offer. Accordingly, the Special Committee recommends that all Limited Partners reject the Apollo Tender Offer and that only those Limited Partners who have a current or anticipated need or desire for liquidation tender all, or a portion of, their Units to PIP General in accordance with the terms of the PIP General Tender Offer.

(b)	The Special Committee reached the conclusions set forth in
Item 4(a) above after considering a variety of factors, including, without limitation, the following:

Valuation

The Special Committee believes that, if the hardboard siding problem can be resolved on favorable economic terms (see - Hardboard Siding and Other Management Issues below), the value of the Units is substantially greater than the price offered therefor in either of the Tender Offers. This determination was based upon a variety of factors, including, without limitation, the following:

(i)	E&Y Kenneth Leventhal Real Estate Group (Ernst & Young, LLP)
(EYKL) has been retained as an advisor to the Special Committee. Based on an appraisal it performed, EYKL orally advised the Special Committee on November 4, 1996 that in EYKL's opinion the aggregate market value of the Partnership Properties is $44,200,000.

EYKL also determined the current market value per Unit. In determining the market value of a Unit, EYKL considered other factors which reflect the on-going nature of the Partnership operations.
Among the factors considered were the marketability of the Units and the minority interests held by individual Limited Partners. Based on such factors, EYKL orally advised the Special Committee on November 4, 1996 that in its opinion the market value of a Unit is $683. EYKL did not perform procedures which would allow them to render an opinion as to the fairness of the transaction, nor did they render an opinion on the adequacy, from a financial point of view, of the consideration offered by Apollo to the Limited Partners as part of the Apollo Tender Offer.

(ii)	(1) The Special Committee's knowledge of the Partnership's
business, (2) the real estate market generally and in the area where the Partnership Properties are located and (3) the Special Committee's belief that Apollo's principal motivation is to pay as little as possible for the Units and to sell them for as much as possible (the Special Committee noted that Apollo stated in the Apollo Schedule 14D-1 that it undertook no efforts to determine if the Apollo Purchase Price is fair).

(iii)	The opinion of the Special Committee that the Units are
long-term, illiquid investments and the full value of an investment in the Units can only be realized by a Limited Partner who retains his, her or its Units through to the sale of the Partnership Properties followed by the liquidation of the Partnership.

(iv)	No active trading market exists for the Units.  Because the
Units are not listed on an exchange or quoted as reported on Nasdaq, they are essentially illiquid. Limited private sales and sales through certain intermediaries are the only current means for a Limited Partner to liquidate an investment in Units. The Special Committee believes that trading prices of any such sales do not reflect the values inherent in the Units. In this regard, the Special Committee anticipates that, in view of the absence of a public market for the Units, once the Tender Offers have expired, the price for Units through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Offer.

Timing of Offer

The Special Committee has determined that it is not a good time for Limited Partners to sell Units. Such determination was made based upon many factors, including, without limitation, the following:

(ii)	The opinion of the Special Committee that Apollo's interest
in acquiring the Units, as well as interests in other real estate partnerships, is based on the perception that the Units, as well as other real estate limited partnership units, are grossly undervalued when compared to the underlying value of the real estate owned by such partnerships.

(iii)	The opinion of the Special Committee that the trading price
of the Units is currently depressed due to the existence of the hardboard siding problem and the Partnership's need to conserve cash rather than continue making distributions as it had done in the past.

Resolution of Hardboard Siding Problem

The Special Committee believes that, at the current time, it is not possible to predict what the ultimate impact of the hardboard siding problem will be on the value of the Partnership Properties and the Units. However, for the reasons described below the Special Committee believes that, properly managed, the hardboard siding problem can be resolved in a reasonable manner which will then allow the Partnership to realize the full value of the Partnership Properties resulting in greater value per Unit than either of the Tender Offers.

The Partnership Properties, which together comprise 358 apartment units, were constructed with hardboard siding. The Partnership has learned that hardboard siding of the same type as that used at the Partnership Properties is failing to perform as expected in a number of projects in various parts of the United States, including in a 370 unit apartment project that is managed by Maxim, the same corporation that manages the Partnership Properties, and where the hardboard siding is the same as that which was used at the Partnership Properties . The 370 unit project is located in the same county as the Partnership Properties and is subject to the same general climate conditions. As previously reported, a wood technology expert was retained by Maxim to test the performance of the hardboard siding at several properties managed by Maxim, including the Partnership Properties. On November 1, 1996, this expert presented a preliminary verbal report to Maxim which indicated that the physical characteristics of the hardboard siding at the Partnership Properties had deteriorated dramatically since the construction of the Partnership Properties. The expert indicated that this deterioration is in stark contrast to the performance of real wood.
In early September 1996, a structural engineer retained on behalf of Maxim to investigate the hardboard siding at several properties including the Partnership Properties reported that his preliminary findings indicate damage which on the surface does not currently appear to be major. However, such engineer has recommended destructive testing in view of the deterioration, since there could be significant problems which are not evident from the tests conducted to date.
Maxim is in the process of obtaining proposals to conduct such destructive testing. In the 370 unit project referred to above, when the first evidence of deterioration was discovered the problem also did not appear to be major. The problem deteriorated rapidly, however, and is currently believed to involve structural and other damages which, exclusive of attorney's fees and other costs of litigation, the owner's representatives contend exceed $28 million. There is litigation pending against the manufacturer, architect and various subcontractors relating to the 370 unit project; discovery in that litigation has involved reviewing thousands of documents and will require the depositions of numerous experts. The General Partner is extremely concerned about the hardboard siding used on and the extent of damage caused to the Partnership Properties. The Partnership Properties and the 370 unit apartment project are different, and therefore exact comparisons cannot be made in evaluating the consequences and the resulting damages from the hardboard siding problem. The General Partner has instituted litigation on behalf of the Partnership similar to that pending with regard to the 370 unit project.

In reaching the conclusions set forth above, the Special
Committee was advised by certain consultants, experts and attorneys as to matters the Special Committee believes are relevant to their analysis of the hardboard siding problem. Specifically, such advisors explained to the Special Committee the current status of the hardboard siding problem at the Partnership Properties, set forth the defendants and possible defendants in the related litigation matter (including some background of such entities) and described the potential insurance coverage available to help satisfy the applicable claims.
In addition, such advisors told the Special Committee that, in their opinion, the experience of Maxim and certain affiliates thereof (including Mr. Diller) in managing the legal and business aspects of a similar hardboard siding problem at another property managed by Maxim should be invaluable in attempting to address the hardboard siding problem at the Partnership Properties.

Taxes

The Special Committee believes that most Limited Partners who are subject to income tax are likely to recognize a large gain on the sale of their Units pursuant to either of the Tender Offers. Thus, such Limited Partner selling Units will ultimately realize less net cash than the consideration to be paid in either of the Tender Offers. See the discussion under in Item 8. Additional Information to be Furnished - Tax Issues.

Source of Financing of the Tender Offers

The Apollo Schedule 14D-1 does not indicate how Apollo would finance the payment of the Apollo Purchase Price. The Apollo Schedule 14D-1 merely states that it is the present contemplation of Apollo that it will obtain all of the funds necessary from capital contributions from its members who have an aggregate net worth substantially in excess of the amount required to purchase the Units. The Special Committee is unable to evaluate the ability of Apollo to obtain capital contributions from unnamed members. In contrast, on November 1, 1996, PIP General informed the Special Committee that the source of the PIP General Purchase Price would be a contribution of funds therefor from Mr. Sanford N. Diller or an entity controlled by Mr. Diller and that, if necessary, the source of the capital contribution would be a loan from Bank of America. PIP General provided the Special Committee with a letter from Bank of America to Mr. Diller, dated November 1, 1996, which stated that Bank of America believed it could issue a line of credit to Mr. Diller in an amount substantially in excess of the amount required to consummate the PIP General Tender Offer.

Threat to Corporate Policy Posed by Apollo Tender Offer

(i)	In evaluating Apollo as an appropriate purchaser of the
Units, the Special Committee considered information in SEC filings concerning Apollo's recent attempt to acquire Arvida/JMB Partners, L.P. (Arvida), a real estate limited partnership with property located in Florida. On June 19, 1996, an affiliate of Apollo Advisors commenced a tender offer for 46% of Arvida's units at $411 per unit which was subsequently raised to $461 per unit. The Schedule 14D-1 filed in connection with that offer expressly represented that it was being made for investment purposes and that the purchaser does not have any present plans or intentions with respect to a merger, organization or liquidation of the partnership, a sale of assets or refinancing of any of the partnership's properties or a change in the management. Apollo was only able to attract 20% of the units with that offer. However, four months later, Apollo commenced a new offer for 25% of the units at a higher price per unit of $500. This time, though, Apollo revealed its intentions in the accompanying Schedule 14D-1 filed October 17, 1996 which stated, [T]he Purchaser is seeking to acquire control of the business of the Partnership. The SEC filing went on to say that the purchaser had filed preliminary proxy material with the SEC to remove the general partner and replace it with an affiliate of Apollo Advisors.

The Apollo Schedule 14D-1 expressly states that, just like the original Schedule 14D-1 filed in Arvida, the offer is being made for investment purposes and that, just like the Schedule 14D-1 in Arvida, The Purchaser does not currently intend to change current management or the operation of the Partnership and does not have current plans for any extraordinary transaction involving the Partnership.
However, in the opinion of the Special Committee, these claims by Apollo are not credible in view of Apollo's history in Arvida and other situations. Furthermore, the Special Committee noted that while Apollo claims that it has no intention to change management, to this date no one from Apollo or Liquidity Financial Advisors, Inc. ("Liquidity Financial"), Apollo's financial advisor, has contacted the General Partner. The Special Committee believes that any potential purchaser of the 47.4% of an entity (such as Apollo pursuant to the Apollo Tender Offer) that intends to keep management unchanged would reach out to such management, and would not make an unsolicited tender offer without some form of prior contact. Accordingly, the Special Committee believes that Apollo has undisclosed plans regarding the Partnership, including a management change.

(ii)	In contrast, the PIP General Tender Offer Agreement provides that it is PIP General's intention that, if PIP General gains effective control of the Partnership, the corporate policy of the Partnership will continue in effect and that the Partnership's ability to resolve favorably the hardboard siding problem will be maximized. The Special Committee believes that this continuation of policy is in the best interest of the Partnership, the Limited Partners and the tenants and employees at the Partnership Properties.

(iii)	Each of the Partnership Properties is subject to a Loan
Agreement and a Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents (collectively, the "Loan Documents") in connection with certain debt incurred by the Partnership as part of the development of the Partnership Properties. Such loan documents contain a limit on the sale, transfer or other disposition, in the aggregate, of fifty percent (50%) or more of any interest in the Partnership unless consent or waiver of the lender is obtained. A violation of such provision would allow the lender thereunder to, among other things, accelerate the payment of all principal and interest and charge the Partnership a prepayment fee. The consummation of either of the Offers, when combined with previous sales, transfers or other dispositions of Units, would result in a violation of such limitation and allow such lender to accelerate such loans unless consent or waiver of the lender is obtained.

(iv)	Apollo's financial advisor (as set forth in the Apollo
Offer) is Liquidity Financial. On September 17, 1996, the Court of Chancery of Delaware, New Castle, found that Liquidity Financial was trying to obtain voting lists for improper purposes in connection with a tender offer involving other parties. The improper purposes included trying to obtain the lists in anticipation of a possible tender offer, to be conducted by a separate entity and in which [Liquidity Financial's] interest would at best be token. Accordingly, the court found that Liquidity Financial's interest related solely to the investment fund's interest as a potential buyer, not to [Liquidity Financial's] interest as limited partners. The Special Committee believes that an entity such as Liquidity Financial is not appropriate to be involved in the management of the Partnership which carries with it a fiduciary duty to the Limited Partners.

(v)	The Apollo Tender Offer is conditioned upon, among other
things, a minimum of 4,750 Units being tendered and not withdrawn prior to the expiration of the Apollo Tender Offer. If Apollo does not receive tenders for such minimum number of Units, it would not, according to the Apollo Tender Offer, be required to purchase any tendered Units. In contrast, there is no minimum number of Units required to be tendered as part of the PIP General Tender Offer. Accordingly, holders of Units tendered and not withdrawn pursuant to the PIP General Tender Offer will, unless some other condition of the PIP General Tender Offer is not met, have at least some of its Units purchased in accordance with such tender offer.

(vi)	The Special Committee believes that it is vital to the
interests of the Partnership and the Limited Partners, and the protection of the value of the Partnership Properties and the value of the Units, that the general partner of the Partnership have experience not only in the management and operation of apartment units, but also in dealing with hardboard siding.

Based upon a review of various SEC filings, the Special Committee is unaware of any experience that Apollo may have with hardboard siding problems of the kind facing the Partnership. On the contrary, the persons who control the General Partner, including, but not limited to, Mr. Diller, have extensive hands-on dealings with and management of issues which grow out of hardboard siding problems which are similar to those existing at the Partnership Properties. Such persons have engaged in extensive analysis of studies concerning the hardboard siding problems; they are presently in litigation against manufacturers, subcontractors, insurers and others as a result of hardboard siding problems; and they have dealt with issues involving, among others, lenders, tenants, partners, insurers, attorneys and others as a result of hardboard siding problems.

The Special Committee believes that the General Partner is best able to manage the Partnership's affairs in order to effectively deal with all issues resulting from the hardboard siding problem in order to which protect the Partnership Properties, the Partnership, the Limited Partners and the Units.

Alleged Misstatements in Apollo Tender Offer

The Special Committee is of the opinion that the Apollo Tender
Offer contains a number of false and misleading statements. These alleged misstatements can be grouped in the following categories:
(i) false and misleading statements concerning Unit prices in the secondary market, (ii) false and misleading statements concerning Apollo's true intentions with respect to the Partnership,
(iii) Apollo's failure to provide required financial information concerning the bidder and its parent, (iv) false and misleading statements concerning how Apollo obtained the names and addresses of the Limited Partners to whom copies of the tender offer were mailed, and (v) false and misleading statements concerning Apollo's putative ownership of 5 Units.

A more complete description of alleged the misstatements in the Apollo Tender Offer appears in the complaint that the Partnership filed against Apollo and entities associated with Apollo to preliminarily and permanently enjoin the Apollo Tender Offer. The Complaint was filed November 4, 1996 in the United States District Court for the Northern District of California.

On November 4, 1996, the Partnership sent a letter to the Limited
Partners in which it made the recommendations set forth in this
Schedule 14D-9 and summarized the reasons therefor. The letter, which is filed as Exhibit (a)(3) hereto, is hereby incorporated herein by reference thereto.

Item 5.  Persons Retained, Employed or to be Compensated

The Partnership has engaged E&Y as advisor to the Special
Committee to prepare an appraisal of the Partnership Properties and a valuation of the market value of the Units and to advise the Special Committee as to other matters in connection with the Offers. The Partnership has agreed to pay E&Y on an hourly basis for work performed by E&Y (the aggregate of which has been estimated to be approximately $50,000). The Partnership also has agreed to reimburse E&Y for its reasonable out-of-pocket costs, and to indemnify it against certain expenses, costs and other liabilities in connection with its engagement, including liabilities under the federal securities laws. E&Y has been previously been engaged by certain affiliates of the General Partner to provide audit and other services.

Except as described above, neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any other person or class of persons to make solicitations or recommendations to holders of Units on its behalf concerning the Offers.

Item 6.  Recent Transactions and Intent With Respect to Securities

(a) 	To the best knowledge of the Partnership, neither the
Partnership, the General Partner nor any executive officer, director, affiliate, subsidiary of the Partnership or General Partner effected any transaction in the Units during the past 60 days.

(b)	To the best knowledge of the Partnership, none of the
persons referred to in Item 6(a) presently intends to tender to Apollo or PIP General any Units owned by such persons or entity pursuant to either of the Tender Offers.

Item 7.  Certain Negotiations and Transactions by the Subject Company

(a) 	On October 22, 1996, in response to the Apollo Tender Offer,
Mr. Diller informed representatives of the Partnership that he was considering, either directly or through an affiliate, making a competing tender offer for up to 9,000 Units. From October 22, 1996 to October 31, 1996, Mr. Diller discussed with such representatives questions with respect thereto.

On October 28, 1996, the Special Committee (comprised of directors of the General Partner other than Mr. Diller) was established by the General Partner's Board of Directors.

On October 31, 1996, Mr. Diller met with the Special Committee and informed the members thereof that he was considering making a tender offer for up to 9,000 Units at a price of $415 per Unit. Mr. Diller indicated that he believed it to be in the best interest of the Partnership and the Limited Partners that they not tender their Units at this time because of the existence of the hardboard siding problem and its impact on the value of the Partnership property and the Units; however, he indicated that he was prepared to make a competing tender offer which, in his view, would protect the interests of all of the Limited Partners. Mr. Diller informed the Special Committee that in order to induce him to make a competing tender offer, he required reimbursement by the Partnership of the costs and expenses incurred in connection with the tender offer and indemnification by the Partnership. The Special Committee encouraged Mr. Diller to increase the price of his proposed tender offer and it indicated that it would consider, in connection with a higher price, his request for expense reimbursement and indemnification.

On November 1, 1996, Mr. Diller submitted to the Special
Committee a proposal pursuant to which an affiliate would agree to make a tender offer to acquire up to 9,000 Units at a price of $435 per Unit. This proposal also included a provision for reimbursement of costs and expenses and a provision for indemnification of the bidder and its affiliates by the Partnership, consistent with the provisions presented to the Special Committee on October 31, 1996.
The Special Committee informed Mr. Diller later that day that it believed that in order for it to support a tender offer by Mr. Diller's affiliate, the price per Unit should be increased to $475. The Special Committee indicated that it was in the process of reviewing the other terms and conditions of Mr. Diller's proposal and that, if Mr. Diller would respond promptly to the Special Committee's request for an increased price, the Special Committee expected to be in a position to discuss the proposal by mid-day on November 3, 1996. Later on November 1, 1996, Mr. Diller responded to the Special Committee that in the interest of protecting the Partnership and the many investors who will necessarily remain limited partners even after conclusion of the tender offer activity, Mr. Diller would increase the proposed tender offer price to $445 per Unit.

On November 3, 1996, the Special Committee informed Mr. Diller that it desired that he raise the proposed tender offer price to $455. On November 4, 1996, Mr. Diller said that he would raise his offer to $450. The Special Committee agreed to that price. Thereafter on November 4, 1996, PIP General and the Partnership executed an agreement that memorialized the understanding of the parties (filed as Exhibit (a)(1) hereto).

Except as described above, no negotiation is being undertaken or is underway by the Partnership in response to either tender offer which relates to or would result in:

(1) 	an extraordinary transaction such as merger or
reorganization, involving the Partnership or any subsidiary of the Partnership;

(2) 	a purchase, sale or transfer of a material amount of
assets by the Partnership or any subsidiary;

(3) 	a tender offer for or other acquisition of securities
by or of the Partnership; or

(4) 	any material change in the present capitalization or
dividend policy of the Partnership.

(b) 	Except as described above or in Item 3(b), there are no
transactions, board resolutions, agreements in principle or signed contracts in response to either Tender Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8.  Additional Information to be Furnished.

Tax Issues.

The following is a brief summary of the tax consequences to a Limited Partner subject to federal income taxation of selling his, her or its Units under the terms of either of the Tender Offers. In general, such Limited Partner will recognize gain or loss on the sale of Units equal to the difference between the Limited Partner's amount realized on the sale and the Limited Partner's adjusted tax basis in the Units sold. The amount realized with respect to a Unit sold is generally the sum equal to the amount of cash received by the Limited Partner plus an amount of Partnership liabilities allocable to the Unit. The amount of a Limited Partner's adjusted tax basis in the Units sold will vary depending upon the Limited Partner's particular circumstances and will be affected by allocations of Partnership income, gain or loss, cash distributions made by the partnership to the Limited Partner and the amount of Partnership liabilities allocable to the Units.

While each Limited Partner should consult his, her or its tax adviser as to the particular tax consequences of selling Units pursuant to either of the Offers, the following will generally quantify the federal income tax consequences of such sale to Limited Partners subject to federal income taxation. A Limited Partner's basis will vary depending upon when that Limited Partner became a partner in the Partnership and what that Limited Partner paid for his, her or its Units. For purposes of the analysis below, the basis amount equals the average basis per Unit for a Limited Partner who has been a partner since the beginning of the Partnership. Additionally, since both the amount realized and the adjusted tax basis would include a like amount of allocable Partnership liabilities, such has been excluded from the analysis below.

Apollo Offer		PIP
General Offer
For an Individual Investor				Per Unit		Per Unit

Sale price						$405			$450
Average tax basis at September 30, 1996		  145			  145
Gain on sale						$260			$305

Sale price						$405			$450
Less federal capital gain tax (28% X Gain on Sale)	   73
   85
Net cash after federal tax				$332			$365

At this point, it is estimated that virtually all of the gain will be subject to federal capital gains tax rates if the Limited Partner held the Units for more than one year. In general, the other tax consequences as set forth in the Offers should be considered and factored into the above analysis. In addition, the gain on sale will also be subject to state tax consequences.

Limitations on Transfers.

Pursuant to the Partnership Agreement, no transfer or assignment of Units which, when considered with all other transfers or assignments during the twelve-month period ending with such transfer or assignment, would, in the opinion of counsel to the Partnership, cause a termination of the Partnership for federal income tax purposes (which termination may occur when 50% or more of the total interest in the Partnership capital and profits is transferred by sale or exchange in a twelve-month period) shall be effective. Depending upon the number of Units tendered pursuant to the Offers, sales of Units on the secondary market for the twelve-month period following completion of the Offers may be limited. The Partnership will not process any requests for transfers of Units during such twelve-month period which the Partnership believes would cause a tax termination of the Partnership. For the period from November 1, 1995 to November 4, 1996, 461.5 (approximately 2.4%) of the Units were transferred. The aggregate number of Units being sought pursuant to each of the Offers equals approximately 47.4% of the Units and together equal approximately 94.8% of the Units. However, because of the tax-related transfer restrictions, in no event will an aggregate of 47.6% or more of the Units be acquired pursuant to the Offers (reduced to the extent of any prior transfers of Units within the preceding twelve months unless such previously transferred Units can be traced to Units accepted for purchase under the Offers). Thus, depending on the number of Units acquired in the Offer which closes first, it is possible that only a limited number of Units could be purchased pursuant to the later-closing Offer.

A Limited Partner may recognize gain or loss on the sale of Units pursuant to the Offers depending on the specific circumstances of the Limited Partner. In addition, the ability of a Limited Partner to fully utilize losses may depend on whether the Limited Partner sells all or less than all of his or her Units pursuant to the Offers. The Partnership does not anticipate that a Limited Partner who does not tender his, her or its Units under the Offers will realize any material tax consequences as a result of the election not to tender his, her or its Units. Each Limited Partner should consult his, her or its own tax advisor as to the particular tax consequences to such Limited Partner of selling or not selling Units pursuant to the Offers.

Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. The Partnership's Annual Report on Form 10-K for the year ended December 31, 1995 states that [n]o public market for Units exists or is expected to be established for the Units. The General Partner established a Limited Liquidity Plan which provides Limited Partners with the option, subject to certain conditions, to have their Units repurchased by the Partnership (or a person designated by the Partnership). Privately negotiated sales and sales through intermediaries currently are the only other means available to a Limited Partner to liquidate an investment in Units (other than offers to purchase, including the Offers) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. High and low sales prices of Units may be obtained through certain entities such as Partnership Profiles, Inc., an independent, third-party source which reports such information; however, the gross sales prices reported by Partnership Profiles, Inc. do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The Partnership anticipates that, in view of the absence of an established market for the Units, once the Offers have expired, the price for Units through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under either of the Offers.

California Litigation

On November 4, 1996, the Partnership and the General Partner commenced an action against Apollo under the Williams Act to preliminarily and permanently enjoin the Apollo Tender Offer. The action, which was brought in the United States District Court for the Northern District of California, is entitled, Prometheus Income
Partners, a California Limited Partnership v. Prom Investment
Partners, LLC, AP-GP Prom Partners Inc., Apollo Real Estate Capital Advisors II, Inc., Apollo Real Estate Advisors II, L.P., Apollo Real Estate Investment Fund II, L.P., Liquidity Financial Group, L.P., and Liquidity Financial Corp. The Complaint alleges, among other things, that the Apollo Schedule 14D-1 is materially incomplete and misleading in violation of the disclosure and antifraud requirements of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, 15 U.S.C. sections 78n (d)-(e), and the rules and regulations promulgated under that Act by the Securities and Exchange Commission.

Item 9.  Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

(a)(1)	Agreement to Make Tender Offer, dated November 4, 1996
between the Partnership and PIP General

(a)(2)	Form of Letter to Limited Partners, dated October 25,
1996

(a)(3)	Form of Letter to Limited Partners, dated November 4,
1996

(c)(1)	Second Amended and Restated Limited Partnership
Agreement of Prometheus Income Partners, a California
Limited Partnership, by and among Prometheus Development
Co., Inc., a California corporation as the General Partner, and Prom XX, Inc., a California corporation, as the Initial
Limited Partner, and the parties admitted as Limited
Partners.

(c)(2)	Management and Operating Agreement, dated as of
October 1, 1992, by and between Prometheus Income Partners and Prom Management Group, Inc. dba The Prometheus Company, with attached form of letter dated January 1, 1994 of Prometheus Management Group dba Maxim Property Management.

(c)(3)	Master Rent Agreement between Alderwood Apartments or
Timberleaf Apartments and The Corporate Living Network.

(c)(4)	Work Order and Contract between Maxim Property
Management and Apollo Paint company dated August 21, 1996
re: Timberleaf Apartments

(c)(5)	Work Order and Contract between Maxim Property
Management and Apollo Paint Company dated September 20, 1995 re: Alderwood Apartments



	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PROMETHEUS INCOME PARTNERS,
a California Limited Partnership


By:  Prometheus Development Co.,
Inc.,
        a California corporation



By:_____________________________
_
      Name: Vicki Mullins
      Title:    Chief Financial
Officer



Exhibit (a)(1)

AGREEMENT TO MAKE TENDER OFFER

This Agreement, dated as of November 4, 1996, is entered into between PROMETHEUS INCOME PARTNERS, a California Limited Partnership (the "Partnership"), and PIP PARTNERS - GENERAL, LLC, a California limited liability company ("PIP General").

	AGREEMENT

The parties, intending to be legally bound hereby, agree as follows:

1.	The PIP General Tender Offer

1.1	The Terms of the PIP General Tender Offer

PIP General agrees that on the Commencement Date (as defined below), PIP General shall make a tender offer on United States
Securities and Exchange Commission ("SEC") Schedule 14D-1 Tender Offer Statement and related offers and documentation (collectively the "PIP General Tender Offer") and file the same in accordance with the SEC's rules and regulations governing tender offers. The terms and conditions of the PIP General Tender Offer shall be as follows:

a.	A purchase price of $450 in cash for each unit of
limited partnership interest (the "Units") of the Partnership;


b.	The offer will commence on November 7, 1996, or as
soon thereafter as practicable ("Commencement Date"), and will expire no sooner than 20 business days following the Commencement Date, unless extended in the sole discretion of PIP General;

c.	There will be no minimum number of Units required to
be tendered by holders of Units (the "Limited Partners");

d.	The maximum number of Units that PIP General will
accept will be 9,000 Units representing 47.4% of all of the outstanding Units, or such lesser number as necessary in order to avoid termination of the Partnership under section 708 of the Internal Revenue Code of 1986, as amended, or as otherwise prohibited under the Partnership Agreement of the Partnership (the Partnership
Agreement);

e.	The purchase price payable by PIP General will be
offset by Partnership distributions made or declared to a selling
Limited Partner after the Commencement Date;

f.	Each tendering Limited Partner will also grant to PIP
General a proxy to vote the tendered Units, similar to the proxy granted in the tender offer made by Prom Investment Partners, L.L.C., a Delaware limited liability company, in connection with that certain
Schedule 14D-1, dated October 18, 1996 (the "Apollo Tender Offer");

g.	PIP General will reserve the right to extend,
terminate, amend and/or modify the PIP General Tender Offer at any time, subject to the reasonable consent of the Partnership; and

h.	The PIP General Tender Offer may be conditioned upon
(i) the same conditions as the Apollo Tender Offer, except for the condition contained therein that requires a minimum number of Units to be tendered, and (ii) the Partnership obtaining the consent to the transfers of Units contemplated hereby from the lender pursuant to those certain Deeds of Trust secured by the Partnership's properties and related Promissory Notes (the "Loan Documents") or the waiver by such lender of the limitation on sales, transfers or other dispositions of Partnership interests contained in the Loan Documents to the extent such apply to the transfers contemplated by this Agreement.

1.2	Recommendation by Partnership.  The Partnership will file
with the SEC a Schedule 14D-9 on November 4, 1996 in which the Partnership will recommend to its Limited Partners that those of the Limited Partners wishing to sell their Units should tender same to PIP General pursuant to the PIP General Tender Offer.

1.3	Partnership Dissemination of PIP General Tender
Offer/Reimbursement of Expenses. The Partnership will, among other things, do the following:

a.	On the Commencement Date or as soon as practicable
thereafter, promptly disseminate the PIP General Tender Offer materials to the Limited Partners and others in accordance with SEC's rules and regulations, at the Partnership's expense; and

b.	Upon commencement of the PIP General Tender Offer and
from time to time thereafter as requested by PIP General, shall reimburse PIP General for all of its legal, accounting, printing, filing, copying, mailing, solicitation, and all other costs, fees, and expenses incurred in connection with this Agreement and the preparation and review of all schedules, forms, disclosure statements, offers, transmittals, reports, press releases, letters, memoranda, and any and all other documents or communications utilized in connection with the PIP General Tender Offer, the partnership's response to the Apollo Tender Offer, whether or not filed with the SEC or delivered to Limited Partners, and any other actions taken in connection with any of the foregoing. The Partnership will promptly reimburse PIP General for the above expenses as incurred upon submission by PIP General of requests for payment along with reasonable evidence of such expenses.

1.4	Information Agent/Depositary.  PIP General shall select such information agent/depositary to be utilized in connection with the PIP General Tender Offer, subject to the Partnership's reasonable approval.

1.5	Communications/Press Releases.  All press releases and other communications from PIP General to Limited Partners in connection with the PIP General Tender Offer shall be subject to the prior review and reasonable approval of the Partnership.

1.6	Cooperation.  The Partnership will provide at its expense to
PIP General and its agents and representatives, as requested, copies of the partnership agreement of the Partnership currently in effect (the "Partnership Agreement") and amendments thereto, financial information related to the Partnership that is otherwise public, partner information and addresses, and all SEC and other governmental reports and filings concerning the Partnership, to the extent the same are pertinent to the contents of the PIP General Tender Offer. PIP General will provide, at the Partnership's expense, to the Partnership and its agents and representatives: (a) copies for approval by the Partnership of all SEC and other governmental reports and filings concerning the PIP General Tender Offer, as well as drafts of the PIP General Tender Offer, prior to the filing of the same with the SEC, and (b) information about PIP General and the officers, directors, members, agents and representatives to the extent the same relates to
(i) such persons' experience in the development, construction, and management of real estate projects, including dealings with hardboard sidings problems of the type being suffered by the Partnership, and
(ii) other background information required pursuant to Schedule 14D-1 or 14D-9.

2.	Conditions to PIP General's Obligations.

The obligations of PIP General to commence and effect the closing of the PIP General Tender Offer (the "Closing") shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by PIP General:

2.1	No Injunction.  There shall not be in effect any injunction, order or decree of a court of competent jurisdiction that restrains, prohibits or delays the PIP General Tender Offer.

2.2	Representations, Warranties and Agreements.  (a)  The
representations and warranties of the Partnership set forth in this Agreement shall be true and correct in all material respects as of the Commencement Date and the date of Closing under the PIP Tender Offer, except to the extent such representations and warranties expressly relate to an earlier date, and (b) the Partnership shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing.

2.3	No Breach or Conflicts.  There shall not be (a) any
violation of any provision of the Partnership Agreement or (b) any violation, conflict with, default or breach (or event, which notice or lapse of time or both, would constitute a default or breach) under any material agreement, contract, instrument, deed of trust or commitment to which the Partnership is party or by which it or its properties is bound or affected or (c) any violation of any statute or law or any judgment, decree, order, regulation or rule of any court or other governmental body applicable to the Partnership.

3.	Conditions to The Partnership's Obligations.

The obligations of the Partnership to fulfill the obligations under sections 1.3, 1.6 and 7 shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by the Partnership:

3.1.	Representations, Warranties and Agreements.  (a)  The
representations and warranties of PIP General set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement, and (b) PIP General shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing.

4.	Representations and Warranties of the Partnership.

The Partnership represents and warrants to PIP General that the Partnership is a limited partnership duly organized, validly existing and in good standing under the laws of California; the Partnership has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; the execution, delivery and performance of this Agreement have been duly authorized by all necessary action of the Partnership, and this Agreement constitutes a valid and binding obligation of the Partnership, enforceable against it in accordance with its terms, except bankruptcy, insolvency, reorganization, receivership, moratorium, and other similar laws affecting the rights and remedies of creditors generally, or under general principles of equity.

5.	Representations and Warranties of PIP General.

PIP General represents and warrants to the Partnership that PIP General is a limited liability company duly organized, validly existing and in good standing under the laws of California; PIP General has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; the execution, delivery and performance of this Agreement have been duly authorized by all necessary action of PIP General, and this Agreement constitutes a valid and binding obligation of PIP General, enforceable against it in accordance with its terms, except bankruptcy, insolvency, reorganization, receivership, moratorium, and other similar laws affecting the rights and remedies of creditors generally, or under general principles of equity. It is PIP General's intent to continue the corporate policy of the Partnership in effect presently.

6.	Covenants and Other Agreements.

6.1	Access.  Between the date of this Agreement and the
consummation of the PIP General Tender Offer, the Partnership shall
(a) give PIP General and its authorized representatives full access to all offices and other facilities and properties of the Partnership and to the books and records of the Partnership, (b) permit PIP General to make inspections thereof, and (c) cause its officers and its advisers (including, without limitation, its auditors, attorneys, financial advisors and other consultants, agents and advisors) to furnish PIP General with such financial and operating data and other information with respect to the business and properties of the Partnership, and to discuss with PIP General and its authorized representatives the affairs of the Partnership, all as PIP General may from time to time reasonably request, except in no event shall the Partnership be obligated to do any of the foregoing if such should result in the waiver, in whole or in part, of the Partnership's attorney-client privilege as to any matter.
7.	Indemnification.

The Partnership shall indemnify, defend, save, and hold harmless without limitation PIP General, its officers, directors, members, shareholders, partners, employees, affiliates, attorneys, agents and representatives (collectively the "Indemnitees") from and against any and all demands, claims, causes of action, lawsuits, losses, liabilities, costs, expenses and damages (including, but not limited to, travel costs, attorneys' fees and costs, associated expert fees and discovery costs of whatever nature) relating to, associated with or arising from any of the following: (a) the PIP General Tender Offer; (b) any investigation by any state or federal governmental authorities relating to the PIP General Tender Offer or the Apollo Tender Offer; (c) any administrative proceedings conducted by state or federal authorities relating to the PIP General Tender Offer or the Apollo Tender Offer; (d) any suits, legal proceedings, or other actions by any of the Limited Partners of the Partnership, whether directly or derivatively, and regardless of whether individually or as a class, relating to the PIP General Tender Offer or the Apollo Tender Offer; (e) any actions by either the bidder under the Apollo Tender Offer, any agent, representative or affiliate of such bidder, or any person associated with the bidder or such other persons under the Apollo Tender Offer; and (f) any proceedings relating to the
foregoing.   Any Indemnitee may defend itself with legal counsel
selected by such Indemnitee and reasonably approved by the Partnership.

8.	Miscellaneous.

8.1	Jurisdiction.  Any action or proceeding seeking to enforce
any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of California, or, if it has or can acquire jurisdiction, in the United States District Court for the Northern District of California, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

8.2	Captions.  The captions in this Agreement are for
convenience of reference only and shall not be given any effect in the interpretation of this Agreement.

8.3	No Waiver.  The failure of a party to insist upon strict
adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

8.4	Exclusive Agreement; Amendment.  This Agreement supersedes
all prior agreements, understandings, arrangements, whether written or oral, between the parties with respect to its subject matter and is intended (with the documents referred to herein) as a complete and exclusive statement of the terms of the agreement between the parties with respect thereto. This Agreement cannot be changed or terminated except by a written instrument executed by the party or parties against whom enforcement thereof is sought; provided, however, nothing contained herein will modify, limit or in any way affect the provisions in the Partnership Agreement of the Partnership, and the rights and obligations of the General Partner and the Partnership, with regard to any matters contained in the Partnership Agreement, including, but not limited to, the rights of the General Partner and its affiliates to reimbursement of expenses and other items and indemnification as provided for in the Partnership Agreement.

8.5	Counterparts.  This agreement may be executed in
counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

8.6	Governing Law.  This agreement and (unless otherwise
provided) all amendments hereof and waivers and consents hereunder shall be governed by the law of the State of California without giving effect to any conflict of law provisions.

8.7	Attorneys' Fees.  In any action or proceeding brought by a
party to enforce any provision of this Agreement, the prevailing party shall be entitled to recover the reasonable costs and expenses incurred by it in connection with that action or proceeding
(including, but not limited to, attorneys' fees and expenses and expert witness fees).

	(signatures on next page)


IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year shown opposite their signatures.


PROMETHEUS INCOME PARTNERS,
a California limited partnership

By:	Prometheus Development Co., Inc.,
a California corporation
Its general partner


By: _________________________
Its:_________________________


PIP PARTNERS - GENERAL, LLC,
a California limited liability company

By:


By:__________________________
Its:_________________________

Exhibit (a)(2)

	[Prometheus Income Partners Letterhead]


October 25, 1996


To the Limited Partners:

By now you may have become aware of an unsolicited tender offer for up to 9,000 Units of Limited Partnership Interest in Prometheus Income Partners (such number of Units would represent approximately 47% of the outstanding Units). The unsolicited tender offer was made by Prom Investment Partners L.L.C., a Delaware limited liability company unaffiliated with Prometheus Income Partners and ultimately controlled by Apollo Real Estate Capital Advisors II, Inc.

There is no action that you need to take at this time. The General Partner of Prometheus Income Partners is in the process of reviewing the tender offer with its advisors and will advise you during the week of November 4, 1996 as to its recommendation in connection with the tender offer. Under the terms of the unsolicited tender offer, you have until November 15, 1996 to tender your units if you determine to do so.

We request that you wait to decide whether or not to accept or reject the tender offer until the General Partner advises you of its position on the tender offer.

Sincerely,


 Prometheus Development Co., Inc.
General Partner

Exhibit (a)(3)

[PROMETHEUS INCOME PARTNERS LETTERHEAD]

Dear Limited Partners:
As you may be aware, an unsolicited tender offer for approximately 47.4% of the Units of Prometheus Income Partners, a California Limited Partnership, at $405 per Unit was commenced on or about October 18, 1996 by a newly formed entity calling itself Prom Investment Partners, L.L.C. DESPITE ITS CONFUSINGLY SIMILAR NAME, THIS OFFER DID NOT COME FROM THE PARTNERSHIP OR THE GENERAL PARTNER.

A Special Committee of the Board of Directors of the General
Partner has carefully considered the offer from Prom Investment Partners, L.L.C. and has determined that, for a multitude of reasons, discussed in greater detail below, this offer is grossly misleading, possibly illegal, and not in the best interests of individual Unitholders or the Partnership. Accordingly, the Special Committee strongly recommends that this offer be rejected.

However, for those of you who for whom it would be
advantageous to liquidate your investment at this time, there is an
alternative which the Special Committee does recommend.   At the
request of the Partnership, Mr. Sanford N. Diller, a director of the General Partner (as well as its beneficial owner, president and secretary), has formed a company, PIP Partners - General, L.L.C., which has agreed to make a competing tender offer for up to 9,000
Units representing approximately 47.4% of the Units of the Partnership at a price per Unit of $450.  The Special Committee (which did not include Mr. Diller) has carefully considered the terms of the proposed
PIP General offer and recommends that those Limited Partners who have a current or anticipated need or desire for liquidation tender all, or a portion, of their Units to PIP General in accordance with the terms of that offer.  It is the opinion of the Special Committee that all other Limited Partners should retain their Units at this time. It is anticipated that the PIP General offer will commence on or about
November 7, 1996.
In making these determinations and recommendations, the
Special Committee was guided by the following:
1.	The opinion of E&Y Kenneth Leventhal Real Estate
Group, an affiliate of Ernst & Young, LLP, an independent financial advisor retained by the Special Committee, that the market value of a limited partnership interest in the Partnership is $683 per Unit.
2.	The opinion of the Special Committee that now is not
the optimal time to sell the Units because limited partnership interests in real estate limited partnerships like the Partnership are undervalued generally, particularly in light of the improving real estate market, including the market in Northern California (where the Partnership's properties are located).
3.	The numerous statements in the offer to purchase from
Prom Investment Partners, L.L.C., which in the opinion of the
Special Committee are misleading to many investors.  Among other things, the Special Committee found that:
l	The statements grossly exaggerate the benefits of the
offer by comparing the offer of $405 per Unit to the
weighted average price per Unit during the period June
1, 1996 to July 31, 1996 of $265.18, when the weighted
average price per Unit for the most recent two-month
period, August 1, 1996 to September 30, 1996, was
actually $334.72.  What is more, the offer omits to
mention that, in the most recent two-month period
ended September 30, 1996, the price per Unit actually
traded as high as $406.30 -- which is obviously higher
than his $405 offer -- and substantially higher than
the $271.32 figure Prom Investment Partners, L.L.C.
cited in its offer to purchase.
l	The Special Committee did not believe the statement
that the offer was being made for investment
purposes to be credible.  A similar representation
regarding investment purposes was made four months ago
by a company affiliated with  Prom Investment
Partners, L.L.C. in making a tender offer for another
real estate limited partnership and, four months
later, proxy documents filed with the SEC reveal that
that company is now trying to replace the general
partner of that partnership with its own
representatives.
l	The failure to provide to Limited Partners any
financial information concerning  Prom Investment
Partners, L.L.C.; nor was any financial information
provided concerning any of the myriad other entities
affiliated with this entity.
l	The failure to disclose that, rather than ask the
General Partner directly for the list of Limited
Partners in order to make the tender offer, the list
was acquired by getting one of the Limited Partners,
Liquidity Fund #34 LP, to ask for it without revealing
why it was being asked for, when the list was turned
over, rewarding that particular Limited Partner by
making an affiliate of that entity a financial
advisor and giving it a substantial financial stake
in the outcome of the Prom Investment Partners,
L.L.C. offer.
4.	The opinion of the Special Committee is that it would
not be in the best interests of the Partnership and the Limited
Partners, or for the protection of the value of the Partnership
Properties and the value of the Units, to allow  Prom Investment
Partners, L.L.C. to obtain control of the Partnership. The Special Committee is of the opinion that the General Partner of the
Partnership must have experience not only in the management and operation of apartment units, but also in dealing with hardboard siding.  As previously disclosed by the Partnership, and as explained by the Partnership in its filings with the SEC recommending rejection of the offer from Prom Investment Partners, L.L.C., in the
properties owned by the Partnership, as well as certain of the buildings owned by parties affiliated with the Partnership, hardboard siding used on such buildings has deteriorated -- a circumstance which can have a major impact on the value and marketability of the properties.  The Special Committee is of the opinion that, as between
Prom Investment Partners, L.L.C. and the General Partner, the
General Partner has far superior capability and expertise in dealing with this problem.
 		The Special Committee, in full consideration of the facts, has instructed its counsel to take every appropriate action to ensure that the unsolicited (and possibly illegal) tender offer of Prom Investment Partners, L.L.C. does not succeed. Accordingly, the Partnership and the General Partner have filed suit to preliminarily
and permanently enjoin   Prom Investment Partners, L.L.C. and the
various entities with which it is affiliated, from proceeding with its tender offer. The suit was filed on November 4, 1996 in the United
States District Court for the Northern District of California.
In the event that you have already tendered your Units to Prom Investment Partners, L.L.C., there is a way to withdraw your tender. Attached hereto is a form for that purpose entitled "Notice of Withdrawal of Previously Tendered Units." Please complete it and mail it as instructed on the form.
We will keep you advised as material events develop.
Sincerely,
PROMETHEUS DEVELOPMENT CO., INC.





	PROMETHEUS INCOME PARTNERS

	TO: THE HERMAN GROUP, INC.

	By Hand/Overnight Delivery

	THE HERMAN GROUP, INC.
	26th Floor
	2121 San Jacinto Street
	Dallas, Texas 75201

	By Facsimile (214) 999-9348 or (212) 999-9323
	Confirm by telephone (800) 992-6147

Gentlemen:

The following limited partnership units (the Units) of Prometheus Income Partners, a California Limited Partnership (the Partnership), previously tendered to Prom Investment Partners L.L.C. pursuant to its offer to purchase up to 9,000 Units (the Apollo Tender Offer) are hereby withdrawn. A failure to complete the Section Number of Units Tendered shall be deemed to indicate the intent of the undersigned that all Units tendered to Prom Investment Partners L.L.C. are hereby withdrawn.





All registered Unitholder(s) must sign exactly as name(s) appear(s) on the Partnership records. See Instruction 3.



(Print Name(s))

Number of
Units
Tendered:

Dated:
(Signature(s))


If signing as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 3.


Name(s) and
Capacity:

Address:

City, State:							Zip Code:

Area Code and Tel. No.


	(See Instructions on third page)





(To be completed only if signatures were guaranteed on original Letter of Transmittal)


Name and Address of Eligible Institution:



Authorized Signature:

Title:

Name:										  Date:








1.	DELIVERY OF NOTICE OF WITHDRAWAL.  If withdrawing Units
previously tendered pursuant to the Apollo Tender Offer, please fully complete, execute, detach and send the attached Notice of Withdrawal of Previously Tendered Units of the Partnership (the Notice of Withdrawal) to The Herman Group. The Herman Group must receive the Notice of Withdrawal prior to 12:00 midnight, New York City time, on November 15, 1996, unless further extended in accordance with the Apollo Tender Offer. Receipt of the facsimile transmission of the Notice of Withdrawal should be confirmed by telephone at the number set forth on the Notice of Withdrawal.

2.	INADEQUATE SPACE.  If the space provided in the Notice of
Withdrawal is inadequate, all such additional information should be listed on a separate schedule and attached as part of the Notice of Withdrawal.

3.	SIGNATURE ON NOTICE OF WITHDRAWAL.  The Notice of Withdrawal
must be signed, as applicable, by the person(s) who signed the Letter of Transmittal related to the Apollo Tender Offer, in the same manner as such Letter of Transmittal was signed. The signatures must correspond exactly with the name(s) as they appear on the Partnership records. If any Units tendered pursuant to the Apollo Tender Offer are registered in the names of two or more joint holders, all such holders must sign, as applicable, the Notice of Withdrawal. If the Notice of Withdrawal is signed by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence of their authority to act.

4.	GUARANTEE OF SIGNATURES.  If the signature or signatures
were guaranteed on the Letter of Transmittal, then it or they must be guaranteed on the Notice of Withdrawal.

Exhibit (c)(1)

	SECOND AMENDED AND RESTATED
	LIMITED PARTNERSHIP AGREEMENT OF
	PROMETHEUS INCOME PARTNERS
	A CALIFORNIA LIMITED PARTNERSHIP

THIS SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT is made by and among Prometheus Development Co., Inc., a California corporation, as the General Partner, and Prom XX, Inc., a California corporation, as the Initial Limited Partner, and the parties admitted as Limited Partners.

	RECITALS

Alderwood Apartments, Ltd., a California Limited Partnership (the "Partnership"), was organized under the California Revised Limited Partnership Act and under a Limited Partnership Agreement, dated as of April 15, 1985 (the "Original Agreement"), with Prometheus Partners-Alderwood Apartments, Ltd., a California Limited Partnership, as its general partner. Prometheus Development Co., Inc. was added as a general partner of the Partnership on September 2, 1986. Upon the withdrawal of the Partnership's original general partner, Prometheus Development Co., Inc. became the sole general partner of the Partnership on September 4, 1986. The Partnership's name was changed to Prometheus Development/Income Partners, a California Limited Partnership, in September 1986. In December 1986, the Partnership's name was changed to Prometheus Income Partners, a California Limited Partnership.

The General Partner and the Initial Limited Partner entered into the First Amended and Restated Limited Partnership Agreement, dated as of September 19, 1986 (the "Amended Agreement"), under which the Original Agreement was amended to provide for the public sale of Units.

The General Partner has contributed $1,000 to the capital of the Partnership. The Initial Limited Partner has contributed $10 to the capital of the Partnership and shall withdraw as a Limited Partner and have its interest redeemed at cost upon the admission of additional Limited Partners.

The Partnership plans to develop, to hold, and ultimately to sell two multi-family apartment complexes located in Santa Clara, California. The principal investment objectives of the Partnership are to preserve and protect the Partnership's capital, to obtain capital appreciation from the effective management and sale of the Properties, and to provide "tax sheltered" distributions of cash from operations beginning in 1987.


The Partners now desire to amend and restate the Amended
Agreement.

NOW, THEREFORE, the Partnership's amended and restated partnership agreement is set forth in its entirety as follows:

	ARTICLE 1

	DEFINITIONS

As used in this Agreement, the following terms have the definitions hereinafter indicated. These terms shall supersede and replace any other definitions contained in the California Revised
Limited Partnership Act.

"Acquisition Expenses" shall mean expenses including but not limited to legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, title insurance, and miscellaneous expenses related to selection and acquisition of the Properties.

"Acquisition Fees" shall mean the total of all fees and commissions paid by any party in connection with the purchase of the Properties by the Partnership, including real estate commissions, selection fees, development fees, non-recurring management fee or any fee of a similar nature, however designated.

"Act" shall mean the California Revised Limited Partnership Act, as amended from time to time.

"Affiliate" shall mean (i) any Person or entity directly or indirectly controlling, controlled by or under common control with another Person or entity, (ii) any Person or entity owning or controlling 10% or more of the outstanding voting securities of such other entity, (iii) any officer, director or partner of such entity, and (iv) any company for which such Person or entity acts as an officer, director, trustee or partner.

"Agreement" shall mean this Second Amended and Restated Limited
Partnership Agreement as it may be amended or restated from time to time.

"Assignee" shall mean a person who has acquired a beneficial interest in one or more Units from a Limited Partner or an assignee thereof but who is not a Substituted Limited Partner.

"Broker/Dealers" shall refer to the NASD registered broker-dealer firms which have entered into a Selling Agreement with the Principal Distributor for the sale of Units.

"Capital Contributions" shall mean $1,000 per Unit for all Units sold including those sold net of underwriting commissions and the Distributor Fee pursuant to Section 3.5 of the Agreement.

"Certificate(s) of Limited Partnership" shall mean the document, and any amendments thereto, required to be executed by the General Partner and/or Limited Partners and filed in the Office of the California Secretary of State, and in the appropriate governmental offices or county recorders of other states in which the Partnership may do business, in order to create the Partnership and to obtain and preserve the limitations on personal liability of the Limited Partners under applicable law.

"Completion Date" shall mean the date on which the offering of Units terminates, which shall be the earlier of (a) the date all of the Units are sold, (b) February 12, 1988, unless the offering is extended by the General Partner for up to an additional 12 months, or
(c) the date the General Partner, in its sole discretion, terminates the offering.

"Completion Guaranty" shall mean the guaranty of the General
Partner to the Partnership, pursuant to Section 6.11 of the Agreement, that the Properties will be completed free and clear of all financing and construction liens (except any liens secured by deeds of trust described in the Prospectus) at a total cost not to exceed approximately $28,807,000, exclusive of negative cash flow associated with lease-up expenses and the first year of operations.

"Completion Guaranty Fee" shall mean a fee equal to $600,000 payable to the General Partner in consideration for the Completion Guaranty.

"Control Person" shall mean those persons who perform a function similar to the chairman of the board or a member of the board of directors, executive management (such as the president, vice president, corporate secretary or treasurer), senior management (such as the vice president of an operating division who reports directly to executive management), or a person holding 5% or more equity interest in the General Partner or its Affiliates or having the power to direct or control the direction of the General Partner or its Affiliates, whether through ownership of voting securities, by contract or otherwise.

"Cost of Partnership Property" shall mean the total consideration paid to acquire a Property, whether paid to the seller, the General Partner or any other person, including cash and all liens and mortgages on the Property but excluding points and prepaid interest and the "Cost Of All Partnership Properties" shall be the sum total of the "Cost of Partnership Property" for each Property.

"Credit Enhancement" shall mean a credit instrument including but not limited to a bond from a AAA insurance company, a forward commitment from a lender or a letter of credit satisfactory to and for the benefit of the lender of the permanent financing insuring that the loans secured by the Properties will be paid within a specified period after the permanent financing is funded.

"Distributable Cash from Operations" shall mean the funds provided from Partnership operations, excess Working Capital Reserves and interest on the Partnership's cash and investments, without deduction for non-cash expenses (such as depreciation and amortization and any accrued debt service not yet payable), but after deducting cash funds used to pay all other expenses, debt payments, capital improvements and repairs, replacements, and after provision for Working Capital Reserves.

"Distributions" (whether or not this term is capitalized) shall mean any cash distributed to the Partners arising from their interests in the Partnership but shall not include any compensation to the General Partner or its Affiliates or any Partnership expense reimbursements.

"Distributor Fee" shall mean the fee equal to 1% of gross offering proceeds which is payable to the Principal Distributor.

"Drexel" shall mean Drexel Burnham Lambert Incorporated, the investment banker which may provide permanent financing for the Properties.

"Effective Gross Collections" shall mean all funds collected from the Properties, including rents, security deposits and furniture rentals, and revenues from carport, storage and laundry.

"Escrow Agent" shall mean Security Pacific National Bank, 333 S.
Beaudry, Los Angeles, California.

"Financial Forecast" shall mean the forecast included in the Prospectus as Exhibit A.

"Front-End Fees" shall mean any fee, commission or expense paid by any party for any services to the Partnership during the Partnership's organization and acquisition phase, including
Organization and Offering Expenses, investment advisory fees, Acquisition Fees, Acquisition Expenses, Initial Partnership Management Fee, Completion Guaranty Fee, Initial Property Management Fee and similar fees however designated.

"General Partner" shall mean Prometheus Development Co., Inc., a
California corporation, in its capacity as the general partner of the Partnership, or the successor general partner of the Partnership.

"Gross Offering Proceeds" (whether or not this term is capitalized) shall mean the aggregate amount of cash contributed to the Partnership by purchasers of Units before deduction of underwrit-ing commissions and the Distributor Fee or any other fees, received on or before the Completion Date. For purposes of calculating underwriting commissions and the Distribution Fee, Gross Offering Proceeds shall not include the proceeds from any Units sold net of underwriting commissions and the Distributor Fee.

"IRA" shall mean an Individual Retirement Account.

"Incentive Priority Return" shall mean the amount in addition to the 10% Priority Return necessary to provide an 11% simple return for the period from January 1, 1988 through December 31, 1988, on the Invested Capital of each Limited Partner who subscribes for Units on or before June 1, 1987, or any later date determined at the discretion of the General Partner. This return shall be paid out of Net Proceeds from Sale or Refinancing.

"Initial Lease-Up Fee" shall mean that one-time fee equal to $106,000 payable to the General Partner pursuant to Section 7.5(d) of the Agreement for obtaining initial tenants for the Properties.

"Initial Limited Partner" shall mean Prom XX, Inc., a California corporation, in its capacity as the initial limited partner of the Partnership.

"Initial Partnership Management Fee" shall mean that fee equal to $291,000 payable to the General Partner, pursuant to Section 7.3 of the Agreement, for organizing the Partnership, arranging for and negotiating construction financing, arranging for and negotiating permanent financing, obtaining (in connection with the permanent financing) a Credit Enhancement satisfactory to the lender of the permanent financing, insuring that the Partnership will meet certain obligations, selecting and supervising professionals to perform services for the Partnership, establishing Partnership accounts, including an escrow account for use in connection with the offering of the Units, and establishing a reporting system for submitting tax information and periodic reports to the Limited Partners and regulatory authorities.

"Initial Property Management Fee" shall mean the excess of the Property Management Fee earned during the Lease-Up Period over 5% of the Effective Gross Collections for such period.

"Internal Revenue Code" shall mean the Internal Revenue Code of
1986, as amended from time to time.

"Invested Capital" for a Limited Partner shall mean that Limited
Partner's Capital Contributions less the sum of all distributions (but not distributions of Distributable Cash from Operations) made to the Limited Partner and any prior owners of the Units.

"Investment in Properties" shall mean the amount of Gross
Offering Proceeds paid or allocated to the purchase, development, construction or improvement of Properties, Working Capital Reserves not in excess of 5% of the Gross Offering Proceeds and any other cash payments such as interest and taxes but excluding Front-End Fees.

"Lease-Up Period" shall mean the period commencing on the date certificates of occupancy are issued with respect to the Properties' units and terminating on the date the aggregate occupancy rate of the Properties is equal to 50% or more.

"Lender" shall mean the commercial or institutional lender which will provide permanent financing or construction financing for the Properties.

"Limited Partners" shall mean the Initial Limited Partner and any other persons who are admitted to the Partnership as additional or Substituted Limited Partners. Reference to a "Limited Partner" shall be to any one of the Limited Partners.

"Loan Commitment Guaranty" shall mean the obligation of the General Partner through December 31, 1991, to loan sufficient funds or to arrange for a loan of funds to the Partnership to cover any Operating Deficit for any calendar quarter.

"Majority Vote" shall mean the vote of Limited Partners who are entitled to vote, consent or act and are holders of record of a majority of the outstanding Units.

"Net Proceeds from Sale or Refinancing" shall mean, unless otherwise specified (i) the net cash funds or proceeds (including lump sum prepayments by buyers) resulting from the financing, refinancing or sale of Partnership assets, after deduction of all expenses incurred in connection therewith, including any real estate commissions (and the Subordinated Property Disposition Interest) and brokerage fees paid to third parties, plus (ii) all net cash proceeds subsequently received on any installment payments on promissory notes and/or installment contracts held by the Partnership in connection with the sale of Partnership assets after payment of or provision for any underlying indebtedness related to assets sold plus cash reserves and working capital on hand, less (iii) such amounts for Working Capital Reserves and other reserves as the General Partner deems necessary for future Partnership operations.

"Net Profits" and "Net Losses" shall mean the profits and losses of the Partnership determined in accordance with accounting methods followed for federal income tax purposes.

"Operating Deficit" shall mean for any period the excess of (i) all expenses from ongoing operations excluding the effect of non-operating, extraordinary or capital items of the Partnership paid in cash (which excludes non-cash expenses such as depreciation, amortization and any accrued debt service not yet payable) less (ii) the sum of funds provided from Partnership operations, Working Capital Reserves and interest on the Partnership's cash and short term investments.

"Organization and Offering Expenses" shall mean those expenses incurred in connection with the registration of the Units and the subsequent offer and sale of the Units under applicable federal and state securities laws (or exemptions therefrom), including underwriting commissions and the Distribu-tor Fee, and any other expenses actually incurred and directly related to the qualification, offer and sale of Units including without limitation such expenses as:
(i) registration and qualification fees, filing fees and taxes, (ii) the costs of printing, amending, supplementing and distributing the Registration Statement and Prospectus, (iii) the costs of obtaining regulatory clearance, (iv) the costs of printing and distributing sales materials used in connection with the offer and sale of Units,
(v) the costs related to investor and Broker/Dealer sales meetings,
(vi) accounting and legal fees incurred by the Partnership in connection with any of the foregoing, and (vii) escrow fees.

"Partners" shall mean the General Partner and the Limited
Partners, collectively, and reference to a "Partner" shall be to any one of the Partners.

"Partnership" shall mean Prometheus Income Partners, a California
Limited Partnership.

"Person" (whether or not this term is capitalized) shall mean any natural person, partnership, corporation, association or other legal entity.

"Principal Distributor" shall mean Prometheus Capital, Inc., a
California corporation.

"Principal Distributor Agreement" shall mean that certain agreement between the Principal Distributor and the Partnership concerning the sale of the Units.

"Properties" shall mean both the Alderwood Apartments and the Timberleaf Apartments, as more specifically described in the Prospectus. "Property" shall mean one of the Properties.

"Property Management Fee" shall mean the fee payable to the General Partner, pursuant to Section 7.5 of the Agreement, for the ordinary property management services related to the Properties.

"Prospectus" shall mean the final prospectus as filed by the Partnership with the Securities and Exchange Commission pursuant to Rule 424(b) and as supplemented from time to time.

"Proxy" shall mean a written authorization signed by a Partner or the Partner's attorney-in-fact giving another person the power to vote with respect to the interest of that Partner. "Signed" for the purposes of this definition means the placing of Partner's name on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the Partner or Partner's attorney-in-fact.

"Qualified Plan" shall mean any trust established pursuant to the terms of a Keogh plan or corporate pension, profit sharing or stock bonus plan which meets the requirements of Section 401 et seq. of the Internal Revenue Code.

"Reference Rate" shall mean the rate of interest announced from time to time by a specified bank as its "reference rate," "prime rate" or comparable rate. For purposes of the interest rate reimbursements described herein, interest will be compounded daily on a 360-day year.

"Registration Statement" shall mean the Registration Statement on Form S-11 (Reg. No. 33-9164), as amended, filed by the Partnership with the Securities and Exchange Commission for the registration of the Units.

"Selling Agreement" shall mean that certain Selling Agreement between the Principal Distributor and a Broker/Dealer relating to the offer and sale of Units.

"Subordinated Property Disposition Interest" shall mean an amount to be paid to the General Partner upon sale or exchange of a Property in the amount up to 3% of the gross sales price of a Property, subordinated as indicated in Section 7.8(a) of the Agreement.

"Subscriber" shall mean a person who has completed a subscription agreement and submitted it together with payment for the number of Units being purchased to the General Partner.

"Subscription Agreement" shall mean the prescribed subscription agreement, a form of which is included as Exhibit D to the Prospectus, which must be executed as a condition precedent to becoming a Limited Partner.

 	"Substituted Limited Partner" shall mean an assignee of a Limited Partner or a substituted Limited Partner who is admitted at the discretion of the General Partner, as a Limited Partner pursuant to
Section 11.5 of the Agreement.

"10% Priority Return" shall mean a 10% per annum cumulative simple preferred return on the Invested Capital of each Limited
Partner, computed from the last day of the calendar quarter in which the Limited Partner was admitted to the Partnership.

"Unit" shall mean a unit of limited partnership interest in the Partnership.

"Working Capital Reserves" shall mean the reserve cash necessary for the Partnership to meet its ongoing operating expenses as well as any other anticipated cash obligations whether of a capital nature or otherwise. All additions to and reductions from Working Capital Reserves shall be determined at the sole discretion of the General Partner.

	ARTICLE 2
	GENERAL PROVISIONS

2.1 	Formation of the Partnership

The parties hereto confirm that the Partnership was formed under the Act with such variations and terms as provided in this Agreement.

2.2	Name of the Partnership

The name of the Partnership shall be "Prometheus Income
Partners, a California Limited Partnership," or such other name as shall be selected from time to time by the General Partner upon written notice to the Limited Partners.

2.3	Purposes

Subject to the limitations set forth in this Agreement, the purposes of the Partnership are to develop and hold the Properties as an investment; to raise capital for the foregoing; to develop, manage, operate, lease, alter, improve and maintain the Properties; to acquire additional personal property and construct or renovate such additional real estate improvements on the Properties as are appropriate to the operation of the Properties; to act in all other respects as the owner of the Properties; to finance and refinance by mortgage or unsecured loan or any combination thereof; ultimately to sell, transfer, exchange or otherwise dispose of part or all of the Properties; and to conduct such other activities as may be necessary or incidental to or desirable in connection with the foregoing.

2.4	Principal Place of Business and Office of the Partnership

The principal place of business and office of the Partnership shall be located at 20300 Stevens Creek Boulevard, Suite 100, Cupertino, California 95014, or such other place or places as the General Partner may from time to time designate by notice to the Limited Partners. In addition, the Partnership may maintain such other offices as the General Partner deems advisable.


2.5	Term

The Partnership shall commence upon the filing with the California Secretary of State of the Certificate of Limited
Partnership and shall continue until December 31, 2016, unless sooner dissolved and terminated pursuant to the provisions of Article 13 hereof.

2.6	General Partner

The name and place of business of the General Partner is as follows:

Prometheus Development Co., Inc.
20300 Stevens Creek Boulevard, Suite 100
Cupertino, California 95014

2.7	Certificate of Limited Partnership

The General Partner has caused to be filed a Certificate of Limited Partnership with the California Secretary of State in accordance with the terms of the Act.

2.8	Other Acts/Filings

The Partners and Assignees shall from time to time execute or cause to be executed all such certificates, fictitious business name statements, and other documents, and do or cause to be done all such filings, recordings, publishings, and other acts as the General Partner may deem necessary or appropriate to comply with the requirements of law for the formation and operation of the Partnership in all jurisdictions in which the Partnership shall desire to conduct business.

2.9	Agent for Service of Process

The agent for service of process for the Partnership in California shall be Stephen R. Koch or such other eligible individual California resident or corporation qualified to act as an agent for service of process as the General Partner shall designate.

	ARTICLE 3

	CAPITAL CONTRIBUTIONS AND RELATED MATTERS

3.1	Capital Contributions by the General Partner

The General Partner has contributed $1,000 to the capital of the Partnership in consideration of its interest in the Partnership. Except as provided in Section 5.7, the General Partner shall not be required to make any additional contributions to the Partnership or to reimburse any other Partner.
3.2	Capital Contributions by the Initial Limited Partner and the
Limited Partners

(a)	Initial Limited Partner.  The Initial Limited Partner
has contributed the sum of $10 to the capital of the Partnership.
Upon the admission of additional Limited Partners pursuant to Section 3.2(b), the Initial Limited Partner's interest shall be redeemed at cost and the Initial Limited Partner shall have no further interest in the Partnership.

(b)	Initial Offering.  The Partnership intends to offer
for subscription up to 19,000 Units for the price of $1,000 per Unit, subject to Section 3.5, and admit each person who subscribes for at least five Units (two Units if the person subscribing is an IRA or Qualified Plan) as an additional Limited Partner in the Partnership, subject to the provisions of Section 3.4 of this Agreement; provided, however, that the General Partner, in its sole discretion, may waive the minimum Unit purchase requirement with respect to any investor, provided that any initial investor (other than an IRA or a Qualified
Plan) shall purchase no less than 2.5 Units ($2,500). Each purchaser shall contribute $1,000 per Unit, subject to Section 3.5, to the capital of the Partnership, payable in full in cash upon subscription.

3.3	No Action or Consent Necessary by Limited Partners
	for Admission of Other Limited Partners

No action or consent by Limited Partners shall be required in connection with the admission of new or Substituted Limited
Partners to the Partnership. Only the consent of the General, Partner is necessary for the admission or substitution of any Limited Partners to the Partnership.

3.4	Subscriptions and Admission

(a)	The General Partner shall admit as Limited Partners
Subscribers who have been accepted and who submitted subscriptions on or before the Completion Date, and amend any documents necessary for admission, not later than (i) 15 days after the release from escrow of the Subscriber's funds to the Partnership or (ii) the last day of each calendar month. Subscriptions will be accepted or rejected by the Partnership within 30 days of their receipt; if rejected, all funds shall be returned to the Subscriber within 10 business days of the decision to reject.

(b)	Initially, subscriber funds shall be deposited in an
escrow account at Security Pacific National Bank, and Security Pacific National Bank, shall be the Escrow Agent. While held in such account, subscription funds shall be invested in permissible, short-term, highly liquid investments in which there is appropriate safety of principal. Subscription funds shall not be released from the escrow account until subscriptions for at least 4,000 Units have been received, accepted and deposited in such account. After this minimum amount has been received, at the sole discretion of the General Partner, the subscription funds may be released to the Partnership from the escrow account. In any event, no subscription funds will be released from the escrow account until such funds equal at least $4,000,000. The General Partner, at its discretion, may terminate the offering of Units at any time prior to the release of subscription funds from the escrow account to the Partnership. If the $4,000,000 minimum is not received prior to the Completion Date or the offering is terminated prior to the release of subscription funds from the escrow account, subscription funds together with any interest earned thereon shall be returned promptly to the investors. After 4,000 or more Units have been sold and the General Partner has requested the release of the Subscribers' funds from the escrow account, investors shall be admitted to the Partnership. After release of the Subscribers' funds from the escrow account, subsequent subscriptions shall be deposited in a Partnership account and any interest earned thereon shall remain in the Partnership.

(c)	The General Partner may decline to accept any
Subscriber for Units for any reason. If rejected, all subscription monies shall be returned to the Subscriber promptly.

3.5	Purchase of Units by General Partner and Related Parties

The purchase of Units by the General Partner, its Affiliates, certain of its agents, Broker/Dealers, and their employees shall be net of any underwriting commissions and the Distributor Fee.
 Any such Units purchased by the General Partner, its Affiliates, certain of its agents, Broker/Dealers, or their employees shall be held as Limited Partner Units and be entitled to all rights as such. If the subscription funds are released to the Partnership in accordance with Section 3.4(b), the General Partner or its Affiliates shall be obligated to purchase any Units remaining unsold on the Completion Date. The General Partner and its Affiliates shall hold all Units they purchase for investment purposes and not for resale.

3.6	Assessments or Additional Contributions

Units are nonassessable, and no Limited Partner shall be required to make additional contributions to the capital of the Partnership in excess of the Limited Partner's subscription.

3.7	No Withdrawal of Contributions

No Limited Partner shall have the right to withdraw a contribution to the Partnership.

3.8	Return of Capital

There is no agreement for or time set for the return of any contribution of any Limited Partner. To the extent funds are available therefor, the General Partner may return contributions out of operating revenue or out of proceeds of sale or refinancing or any other assets of the Properties, after reserving sufficient funds for payment of debts, working capital, contingencies, replacements, and withdrawals of capital, if any, and to the extent of available funds, the General Partner shall return said capital at dissolution and termination, as set forth in this Agreement.

3.9	No Interest on Capital Contributions

No Partner shall be entitled to interest of any kind on account of a Capital Contribution.

3.10	No Priority

Except as otherwise provided in this Agreement, no limited
Partner shall have priority over any other Limited Partner as to return of contributions, allocations of income, gain, loss, deduction, credit, or as to distributions.

3.11	Securities Laws

To accomplish the purposes of this Article, the General
Partner is hereby authorized to do all things necessary to admit Limited Partners, including, but not limited to, registering the Units for sale with the Securities and Exchange Commission, qualifying the Units for sale with state securities regulatory authorities or perfecting exemptions from qualification, and entering into such underwriting or agency arrangements for the offer and sale of Units upon such terms and conditions as the General Partner may deem advisable.

3.12	Temporary Investment of Partnership Capital

Proceeds from the sale of Units and other Partnership funds shall be held in one or more Partnership accounts for the exclusive use of the Partnership and may be temporarily invested in (a) obligations with a maturity of one year or less that are issued or insured by the United States government or its agencies, (b) repurchase agreements covering such governmental obligations, (c) certificates of deposit and banker's acceptances issued by banks having a net worth of at least $50,000,000, (d) investment grade commercial paper, (e) bank accounts, or (f) money market funds. Any interest thereon shall inure to the benefit of the Partnership, and the Limited Partners shall not receive interest on funds contributed by them.

3.13	Investment in Properties

The Partnership shall apply to Investment in Properties a minimum percentage of Gross Offering Proceeds which is equal to the greater of:

(a)	80% of the Gross Offering Proceeds reduced by .1625%
for each 1% of indebtedness encumbering the Properties; or

(b)	67% of the Gross Offering Proceeds.

The "percentage of indebtedness encumbering Partnership
Properties" is the percentage resulting when the indebtedness on the Properties (whether the debt is on a Property when purchased or placed on Property at the time of purchase) is divided by the Cost of All Partnership Properties excluding Front-End Fees.

	ARTICLE 4

	TAX ALLOCATIONS

4.1	Definitions

For purposes of this Article 4, the following phrases shall have the meanings indicated below:

"Minimum Gain" shall have the meaning ascribed in the Treasury Regulations under Section 704(b) of the Internal Revenue Code, i.e., generally, the excess, if any, of the outstanding balance of nonrecourse liabilities to which the Properties are subject over the Partnership's adjusted basis in the Properties for tax purposes. Should such definition of "minimum gain" be changed, the General Partner may, in its discretion and without the consent of the Limited Partners, modify the definition of "Minimum Gain" contained herein to effectuate the intent of the Partners as expressed in Section 4.2. "Operating Net Profits" and "Operating Net Losses" shall mean Net Profits and Net Losses other than Net Profits and Net Losses realized on sales or other, dispositions of the Properties.

4.2	General Rule

It is the intention of the Partners that each Partner's distributive share of tax items shall be determined and allocated in accordance with the allocation provisions of this Agreement to the fullest extent permitted by Sections 704(b) and (c) of the Internal Revenue Code. Therefore, if the Partnership is advised by counsel or its accountants that the allocation provisions of this Agreement are unlikely to be respected for federal income tax purposes, the General Partner is granted the authority in Section 15.2 to amend the allocation provisions of this Agreement to the extent deemed necessary by counsel or its accountants to effect the plan of allocations and distributions of Distributable Cash from Operations and Net Proceeds from Sale or Refinancing provided in this Agreement. The General Partner shall have the discretion to adopt and revise such rules, conventions and procedures as it believes appropriate with respect to the admission of Limited Partners to reflect Partners' interests in the Partnership at the close of the year.

4.3	Allocation to Initial Limited Partner

During the period that the Initial Limited Partner is the only
Limited Partner in the Partnership, Net Profits and Net Losses shall be allocated 1% to the General Partner and 99% to the Initial Limited Partner. Thereafter, Net Profits and Net Losses shall generally be allocated as set forth in Sections 4.4 to 4.8.

4.4	Net Profits and Net Losses from Operations

(a)	If Distributable Cash from Operations is distributed
during the year in question, Operating Net Profits shall be allocated among the General Partner and the Limited Partners in proportion to the Distributable Cash from Operations distributed to them, provided that in no event will the Limited Partners receive an allocation in excess of 99% of the Operating Net Profits. If no cash is distributed during the year in question, Operating Net Profits shall be allocated 99% to the Limited Partners and 1% to the General Partner.

(b)	Operating Net Losses shall be allocated 1% to the
General Partner and 99% to the Limited Partners.

4.5	Net Profits and Net Losses on Sale or Other Disposition of a
Property

(a)	Net Profits realized on sale or other disposition of
either or both of the Properties shall be allocated and capital account balances determined prior to any distribution of Net Proceeds from Sale or Refinancing. Such Net Profits shall be allocated first 99% to the Limited Partners and 1% to the General Partner until the capital account balances of the Limited Partners in the aggregate equal the amount of Net Proceeds from Sale or Refinancing which would be distributable to the Limited Partners pursuant to Section 5.4(c)(1) before any distribution could be made pursuant to Section 5.4(c)(2); second if the Partnership does not treat the Subordinated Property Disposition Interest as deductible or includible in the basis of the Property to which it relates, an amount of Net Profits equal to such Subordinated Property Disposition Interest shall be allocated to the General Partner; and thereafter 85% to the Limited Partners and 15% to the General Partner. With respect to Net Profits allocated to the Limited Partners, if a Limited Partner's capital account balance (on a per Unit basis) equals the amount of Net Proceeds from Sale or Refinancing which must be distributed to such Limited Partner before a distribution can be made under Section 5.4(c)(2) while other Limited Partners' capital account balances are less than such amount on a per Unit basis, the portion of Net Profits, if any, that would otherwise be allocated to the Limited Partner whose capital account balance equals such amount shall be instead allocated to Limited Partners whose capital accounts are less than such amounts.

(b)	Notwithstanding the provisions of Section 4.5(a), upon
the sale or disposition of a Property, before allocating Net Profits under Section 4.5(a), (i) Net Profits up to an amount equal to the sum of the negative capital account balances of the Partners having negative capital account balances shall be allocated to the Partners having negative capital account balances in the ratio that the negative capital account balance of each bears to the aggregate negative capital account balances, and (ii) Net Profits thereafter shall be allocated pursuant to Section 4.5(a).

(c)	Net Losses realized on sale of either or both of the
Properties shall be allocated first to Partners with positive capital accounts, in the proportion that the capital account balance of each
bears to	the aggregate capital account balances of all Partners with
positive capital accounts, and thereafter 99% to the Limited Partners and 1% to the General Partner.

4.6	Allocation of Nonrecourse Deductions and Minimum Gain
Chargeback

Allocations under this Agreement of nonrecourse deductions, as defined in Treasury Regulation Section 1.704-1(b)(4)(iv), are intended to be made in accordance with the Regulations under Section 704(b) of the Internal Revenue Code. In the event the General Partner shall determine that it is advisable to modify the allocations contained in this Agreement to comply with such Regulations, the General Partner is authorized hereby to make such modifications. If there is a net decrease in Minimum Gain during a taxable year, all Partners with a deficit capital account balance at the end of such year (excluding from each Partner's deficit capital account balance any amount that such Partner is obligated to restore under this Agreement as well as any addition thereto pursuant to the next to last sentence of Treasury Regulation Section 1.704-1(b)(4)(iv)(f) computed with respect to the amount of Minimum Gain after such net decrease) will be allocated, before any other allocation is made of Partnership items for such taxable year, items of income and gain for such year (and, if necessary, subsequent years) in the amount and in the proportions needed to eliminate such deficits as quickly as possible. For purposes of the preceding sentence, Partners' capital accounts shall be reduced for the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6). The Minimum Gain chargeback allocated in any taxable year shall consist first of gains recognized from the disposition of items of Partnership Property subject to one or more nonrecourse liabilities of the Partnership to the extent of the decrease in Minimum Gain attributable to the disposition of such items of Property, with the remainder of such Minimum Gain chargeback, if any, made up of a pro rata portion of the Partnership's other items of income and gain for that year. If, however, such gains exceed the amount of the Minimum Gain chargeback, a proportional share of each such gain shall constitute a part of the Minimum Gain chargeback.

4.7	Provisional Allocation

In the event that an amount claimed by the Partnership, which constitutes a deductible expense in any tax year of the Partnership, is treated as a payment made to a Partner in his capacity as a member of the Partnership for income tax purposes, income and gain of the Partnership for such year shall first be allocated to the recipient of such payment and no deductions and losses of the Partnership shall be allocated thereto.

4.8	Special Allocations

Notwithstanding any other provision of this Agreement to the contrary:

(a)	Operating Net Losses allocable to the Limited Partners
shall be first allocated to any Limited Partner whose capital account balance is greater in amount than the capital account balance of any other Limited Partner, until such time as the balance in each Limited Partner's capital account on a per Unit basis equals the balance in the capital account of every other Limited Partner, and thereafter among all Limited Partners on a per Unit basis.

(b)	In no event shall any losses be allocated to any
Limited Partner whose capital account has been reduced to zero (unless such Limited Partner agrees to make up any negative balance in his capital account) until the capital accounts of all Limited Partners have been reduced to zero. If any Limited Partner's capital account has been reduced to zero at any time when any other Limited Partners' capital accounts have positive balances, any such losses shall be allocated among such Limited Partners with positive capital account balances in the proportion which such positive balances bear to each other (for purposes of determining proportionality such positive capital account balances shall be determined as of the date of such allocation). After the capital accounts of all Partners have been reduced to zero, losses shall again be allocated as otherwise provided in this Agreement, except that in no event shall losses be allocated to any Limited Partner if such allocation would not be recognized under Section 704 of the Internal Revenue Code and such losses shall be reallocated first to Limited Partners with respect to whom such allocation would be recognized and thereafter to the General Partner.

(c)	Any recapture under Section 1245 or Section 1250 of
the Internal Revenue Code shall be allocated to those Partners who were allocated the deductions to which such recapture relates.

(d)	In the event any of the Partners receive an
adjustment, allocation or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which results in a deficit in the capital account balance of such Partners, such Partners shall be allocated 100% of all items of income or gain to the extent of the lesser of (i) the amount of such adjustment, allocation or distribution, or (ii) the deficit in such Partner's capital account balance, pro rata in accordance with such amount.

(e)	Nondeductible, nonamortizable syndication expenses
(other than underwriting commissions and the	Distributor Fee)
shall be allocated 100% to the Limited Partners and divided among such Limited Partners from time to time so that to the extent possible an
equal amount of such expenses is	allocated to each Unit.  Underwriting
commissions and the Distributor Fee shall be allocated directly to the Limited Partner with respect to whose Units such commissions and fees were actually charged.

	ARTICLE 5

	DISTRIBUTIONS OF CASH

5.1	Prior to Admission of Additional Limited Partners

During the period that the initial Limited Partner is the only limited partner in the Partnership, all distributions of cash shall be made at the sole discretion of the General Partner and shall be made 1% to the General Partner and 99% to the Initial Limited
Partner.

5.2	Subsequent to Admission of Additional Limited Partners

After the period specified in Section 5.1, Partnership distributions shall be made in the manner set forth in Sections 5.3 and 5.4.

5.3	Distributions of Cash from Operations

Distributable Cash from Operations shall be distributed quarterly and initially shall be distributed 100% to the Limited Partners until the Limited Partners have received a sum each year equal to a 10% Priority Return, as determined from time to time; provided, however, that Distributable Cash from Operations realized by the Partnership during 1987 shall be apportioned among the Limited Partners in a manner which reflects the number of days in 1987 after the date on which the Escrow Agent or the General Partner received a Limited Partner's Capital Contribution. The Incentive Priority Return will be distributed from Net Proceeds from Sale or Refinancing. After the receipt by the Limited Partners of a 10% Priority Return, Distributable Cash from Operations shall be distributed 100% to the General Partner until the General Partner has received 5% of the aggregate cash distributed to the Limited Partners in that year pursuant to the first sentence of this Section 5.3. Thereafter, Distributable Cash from Operations shall be distributed 95% to the Limited Partners and 5% to the General Partner in that year.

5.4	Distributions of Net Proceeds from Sale or Refinancing
Net Proceeds from Sale or Refinancing shall be utilized or distributed in the following priority (to the extent funds are available):

(a)	To the payment of current Partnership obligations,
liabilities and expenses.

(b)	To the setting up of reserves which the General
Partner may, in its sole discretion, deem necessary for Partnership debts or liabilities, whether payable or not yet payable, including any contingent or unforeseen liabilities or obligations. Such reserves may be held for disbursement by the General Partner in the Partnership bank account or delivered to an independent escrow holder selected by the General Partner to be held for the purpose of disbursing such reserves in payment of any of the Partnership's contingent liabilities or liabilities not yet due. At such time as the General Partner shall determine, any balance remaining in such reserves shall be distributed in accordance with this Section 5.4.

(c)	The balance shall be distributed to Partners in the
following order:

(1)	100% to the Limited Partners until each Limited
Partner has received an amount equal to (i) the excess of (A) a 10% Priority Return, less (B) the sum of all previous cash distributions during the term of the Partnership other than distributions of Invested Capital pursuant to this Section 5.4(c)(1), (ii) if applicable to a Limited Partner, an Incentive Priority Return and (iii) the Limited Partners' remaining Invested Capital. Notwithstanding the foregoing, the General Partner shall be entitled to its Subordinated Property Disposition Interest upon the sale of either or both of the Properties, as subordinated in the manner set forth in Section
7.8 (a).

(2)	The balance:

(A)	85% to the Limited Partners; and

(B)	15% to the General Partner.

(3)	Notwithstanding the foregoing provisions of this
Section 5.4, distributions of Net Proceeds from Sale or Refinancing arising from the termination of the Partnership (which term shall, for this purpose, mean the sale or other disposition of both of the Properties) shall (after all Net Profits from such sale or other disposition have been allocated pursuant to Article 4) be distributed first in proportion to, and to the extent of, the positive capital account balances of the Partners, and thereafter as set forth above.

5.5	Consent to Distributions

Any distribution made to a Partner pursuant to this Agreement shall be deemed to be consented to by the Partners.

5.6	Capital Accounts

Individual capital accounts shall be maintained for each Partner.
 Each Partner's capital account shall consist of such Partner's original contribution of capital increased by such Partner's (a) additional contributions of capital, and (b) allocable share of Partnership income and gains (including income exempt from tax) and decreased by such Partner's share of (c) distributions, (d) allocable share of Partnership losses, and (e) expenditures of the Partnership not deductible in computing its taxable income and not properly added to the tax basis of any Partnership asset. The foregoing provisions and the other provisions of this Agreement relating to capital accounts are intended to comply with applicable Treasury Regulations promulgated under Section 704 of the Internal Revenue Code and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine it is advisable to modify the manner in which the capital accounts, or any credits or debits thereto, are computed in order to comply with such Regulations, the General Partner may make such modifications, provided such modification is not likely to have a material effect on the amounts distributed to any Partner pursuant to Article 5 hereof upon dissolution of the Partnership.

5.7	General Partner's Obligation to Make Up Negative Capital
Account

If, immediately prior to the dissolution and termination of the Partnership, the General Partner's capital account has a deficit balance and the Partnership assets available for distribution upon dissolution and termination are insufficient to provide distributions to Limited Partners equal to their Invested Capital, the General Partner shall be obligated to contribute to the Partnership that amount of capital (if any) equal to the lesser of (a) an amount sufficient to restore its capital account to zero, or (b) 1.01% of the aggregate Capital Contributions of the Limited Partners, less any capital previously contributed by the General Partner.

5.8	Limited Partners' Share of Allocations and Distributions

Except as otherwise provided in this Agreement, allocations of income, gain, loss, deduction, credit, and distributions to the Limited Partners as a group shall be further allocated and distributed among the Limited Partners in proportion to the ratio of the number of Units owned by the Limited Partner to the total outstanding Units as of the relevant dates of determining such allocations and distributions. Units held by the General Partner or its Affiliates will be treated similarly.

Allocations of tax items shall be determined using an interim closing of the books as of the date Limited Partners are deemed admitted pursuant to such convention or other method as the General Partner shall select for the Partnership.

5.9	Allocation Between Assignor and Assignee

The portion of the income, gain, loss, deductions and credits of the Partnership for any fiscal year of the Partnership during which a Unit is assigned by a Limited Partner (or by an Assignee or successor in interest to a Limited Partner) that is allocable in respect of such Unit shall be apportioned between the assignor and the assignee of the Unit on the basis of the number of days during such fiscal year that each is the owner thereof, without regard to (a) the results of Partnership operations before or after the effective date of the assignment, or (b) any distributions made to the Partners before or after the effective date of the assignment; provided, however, that
(i) gain or loss on the sale or other disposition of either or both of the Properties shall be allocated to the owner of the Unit on the date of such sale or other disposition, (ii) distributions of Net Proceeds from Sale or Refinancing shall be made to the owner of record of the Unit on the date of the sale or refinancing, (iii) the General Partner may in its sole discretion modify the foregoing allocation in any reasonable manner required or permitted by the Internal Revenue Code or applicable regulations or rulings thereunder. The effective date of an assignment of a Unit shall be as designated by the General Partner pursuant to Section 11.3(b).

5.10	Timing of Distributions

Quarterly distributions, if any, will be made to holders of record as of the last day of the respective quarter. Distributions will be made without regard to the number of days during the quarter that a person is a Limited Partner.

5.11	Limitations on Distributions

The Partnership may be restricted from making distributions under the terms of notes, mortgages or other types of debt obligations which it may issue or assume in conjunction with borrowed funds, and notwithstanding the provisions of this Article 5, distributions may also be restricted or suspended, whenever the General Partner determines, in its absolute discretion, that such action is in the best interests of the Partnership. All distributions are subject to the payment of Partnership expenses and the maintenance of reasonable reserves.

	ARTICLE 6

	MANAGEMENT OF THE PARTNERSHIP

6.1	Management Powers of the General Partner

The Partnership shall be managed by the General Partner. Subject only to the limitations specifically contained in this Agreement, the General Partner shall have the full, exclusive and absolute right, power and authority to manage and control the Partnership and the property, assets and business thereof. The General Partner shall have all of the rights, powers and authority conferred upon it by law or under other provisions of this Agreement. Without limiting the generality of the foregoing, such powers include the right, in the General Partner's sole discretion, on terms and conditions determined by the General Partner, subject only to the provisions of Section 6.2. to:

(a)	Acquire, purchase, renovate, improve, and own the
Properties and any other property or assets that the General Partner determines are necessary or appropriate or in the best interests of the business of the Partnership, and to acquire and exercise options for the purchase of any such property;

(b)	Construct buildings and make other improvements on the
real estate owned by the Partnership;

(c)	Borrow money (including but not limited to sums under
the mortgage loans for the Properties and any Credit Enhancement required in connection with the permanent financing), issue evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend or change the terms of, or extend the time for the payment of, any indebtedness or obligation of the Partnership, secure such indebtedness by mortgage, deed of trust, pledge or other lien on Partnership assets, and prepay in whole or in part, refund, refinance, increase, modify, consolidate, or extend the maturity of, any indebtedness or obligation of the Partnership;

(d)	Cause the Partnership and itself as General Partner to
offer and sell Units through the Principal Distributor which shall engage the Broker/Dealers to assist in the sale of Units;

(e)	Pay all expenses, underwriting commissions and the
Distributor Fee incurred in connection with the sale of Units;

(f)	Sell, exchange, lease or otherwise dispose of the real
estate and other property and assets owned by the Partnership, or any part thereof, or any interest therein;

(g)	Enter into any partnership agreement or joint venture
with any person acceptable to the General Partner and which is engaged in any business or transaction in which the Partnership is authorized to engage in; provided, however, that the Partnership shall have a controlling interest in such other venture and duplicate property management or other fees shall not be paid with respect to such venture. The Partnership shall not be permitted to invest in a joint venture arrangement with another partnership formed by the General Partner or its Affiliates unless (i) such other partnership has investment objectives which are substantially identical with those of the Partnership, (ii) the compensation of the sponsor of the other partnership should be substantially identical with the Partnership's compensation of the General Partner and its Affiliates, (iii) the Partnership has a right of first refusal to buy the property owned by the venture if the other partnership desires to sell, and (iv) the investment of each partnership in the venture is on substantially the same terms and conditions;

(h)	Sue on, defend or compromise any and all claims or
liabilities in favor of or against the Partnership and to submit any or all such claims or liabilities to arbitration (including without limitation claims of the Partnership in respect of unpaid Capital Contributions, or amounts which may be required to be returned to the Partnership);

(i)	File applications, communicate and otherwise deal with
any and all governmental agencies having jurisdiction over, or in any way affecting, the Partnership's assets or any part thereof or any other aspect of the Partnership business;

(j)	Make or revoke any election permitted the Partnership
by any taxing authority;

(k)	Maintain such insurance coverage for public liability,
fire and casualty, and any and all other insurance necessary or appropriate to the business of the Partnership (including without limitation errors and omission insurance, subject to the limitations of Section 6.7(e), the policy for which shall be considered the sole property of the General Partner), in such amount and of such type, as it shall determine from time to time;

(l)	Determine whether or not to apply any insurance
proceeds for either Property to the restoration of such Property or to distribute the same;

(m)	Retain legal counsel, auditors and other professionals
in connection with the Partnership business and to pay therefor such remuneration as the General Partner may deem reasonable and proper;

(n)	Retain other services of any kind or nature in
connection with the Partnership business and to pay therefor such remuneration as the General Partner may deem reasonable and proper;

(o)	Employ persons in connection with the Partnership
business on such terms and for such compensation as the General Partner may deem reasonable and proper, subject however to the limitations set forth in Article 7 and provided that any agreements for services with the General Partner or its Affiliates shall be terminated immediately on the dissolution of the Partnership;

(p)	Negotiate and conclude agreements on behalf of the
Partnership with respect to any of the rights, powers and authority conferred upon the General Partner;

(q)	Purchase, lease, rent, or otherwise acquire or obtain
the use of machinery, equipment, tools, materials, and all other kinds and types of real or personal property that may in any way be deemed necessary, convenient, or advisable in connection with carrying on the business of the Partnership;

(r)	Guaranty the payment of money or the performance of
any contract or obligation by any person, firm, or corporation on behalf of the Partnership;

(s)	Alter, improve, repair, raze, refurbish, replace and
rebuild either or both Properties;

(t)	Repurchase Units on behalf of the Partnership in
accordance with Section 11.7 if such purchase does not impair the capital or operation of the Partnership;

(u)	Act directly or through Affiliates, under non-
exclusive listings, as a real estate broker for the purchase and sale of the Properties, and enter into listing agreements or other agreements with third party brokers with regard to the acquisition and disposition of Partnership assets;

(v)	File tax returns on behalf of the Partnership and
elect such methods of cost recovery or make any other tax elections or determinations as the General Partner shall deem desirable;

(w)	Enter into the transactions described in or
contemplated by the Prospectus;

(x)	Amend this Agreement pursuant to the terms of any
Power of Attorney from Limited Partners or pursuant to the terms of this Agreement;

(y)	Require in any or all Partnership contracts that the
General Partner and its Affiliates shall not have any personal liability thereon and that the person or entity contracting with the Partnership is to look solely to the Partnership assets for satisfaction, and to require the satisfaction of contracts on which the General Partner and its Affiliates have personal liability prior to contracts on which they have no such personal liability;

(z)	Execute, acknowledge, and deliver any and all
instruments, on behalf of the Partnership or otherwise, which it shall deem necessary or appropriate to effectuate the rights, authority and power of the General Partner, and to take all such action in connection therewith as it shall in its discretion deem necessary or appropriate;

(aa)	Hold each of the Properties in its own name or in the
name of an Affiliate thereof (and assume loans in connection therewith) and temporarily hold title thereto for the purpose of facilitating the development of the Properties, the borrowing of money or the obtaining of financing by the Partnership, or for any other purpose related to the business of the Partnership; provided that each of the Properties is purchased by the Partnership for a purchase price no greater than the cost of such Property to the General Partner; and provided further that there is no difference in the interest rates of the loans secured by the Properties at the time acquired by the General Partner and the time acquired by the Partnership nor any other benefit arising out of the transaction to the General Partner.

(bb)	Make or arrange long-term and short-term loans,
including loans from its Affiliates, to the Partnership, receive interest or other financing charges or fees, provided that the interest charges or fees are not in excess of amounts charged by third party financing institutions on comparable loans for the same purpose or, if the funds for a loan are obtained by the General Partner or one of its Affiliates from a lending institution, the rate and other fees which the General Partner or its Affiliates is required to pay the lending institution;

(cc)	Execute, deliver and perform under the mortgage loans,
the Credit Enhancement, and related documents; and

(dd)	Perform any and all other acts the General Partner
deems necessary or appropriate to the Partnership business.

6.2	Restrictions on General Partner

The General Partner, without the approval of a Majority Vote of Limited Partners or such other vote as may be specified, shall have no authority to:

(a)	Do any act in contravention of this Agreement;

(b)	Confess a judgment against the Partnership;

(c)	Possess Partnership property or assign rights to
Partnership property, for other than a Partnership purpose;

(d)	Perform any act (other than an act required by this
Agreement or any act performed in good faith reliance upon counsel's opinion) which would, at the time such act occurs, subject any Limited Partner to liability as a general partner in any jurisdiction; provided, however, that no such act shall be performed without first obtaining the approval of any Limited Partner who may be subjected to general partner liability as a result of the act;

(e)	Use Distributable Cash from Operations or Net Proceeds
from Sale or Refinancing to acquire real property;

(f)	Commingle, or cause the Partnership to commingle,
Partnership funds with those of any other person or entity except the funds of other limited partnerships sponsored by the General Partner or its Affiliates held in an account or accounts established and maintained for the purpose of making disbursements to (i) Partners and creditors of the Partnership and to the holders of Units and (ii) partners and creditors of such other limited partnership; provided, however, that any such accounts shall be structured and maintained in such a manner that Partnership funds are protected from claims of such other partnerships and their creditors;

(g)	Cause the Partnership to purchase, sell, assign or
lease either or both of the Properties, including a purchase from or a sale or lease to the General Partner or its Affiliates, except for the assignment of the Properties by Affiliates of the General Partner to the Partnership and the leasing of the rental units of the Properties as set forth in the Prospectus;

(h)	Directly or indirectly pay or award any finder's fees,
commissions, or other compensation to any person engaged by a potential investor for investment advice as an inducement to such advisor to advise the purchaser regarding the purchase of Units; provided, however, that the General Partner shall not be prohibited from paying underwriting commissions, the Distributor Fee, other normal commissions, sales incentives, or from reimbursing accountable expenses incurred in connection with the offering in accordance with
Section 7.1, in an aggregate amount of up to 10% of the Gross Offering Proceeds (plus up to .5% of the Gross Offering Proceeds for due diligence expenses) payable to the Principal Distributor, which may reallow some or all of the underwriting commissions, Distributor Fee and due diligence expenses to the Broker/Dealers;

(i)	Cause the Partnership to enter into any agreement with
the General Partner or its Affiliates unless that agreement is subject to termination without penalty by the Partnership upon notice of sixty
(60) days or less;

(j)	Receive a rebate or participate in any reciprocal
business arrangements which would enable it to do so;

(k)	Cause the Partnership to exchange Units for property;

(l)	Cause the Partnership to loan money to the General
Partner or its Affiliates;

(m)	Cause the Partnership to invest in a limited
partnership interest of another partnership;

(n)	Cause the Partnership to enter into any loans secured
by either or both of the Properties if the outstanding principal and accrued and unpaid interest under the Partnership's secured loans, including the principal under the contemplated loan, would exceed 80% of the then current value of its Properties; or

(o)	Provide or cause its Affiliates to provide insurance
brokerage services to the Partnership.

6.3	Limited Partners Have No Management Powers

The Limited Partners shall have no voice or participation in the management of the Partnership business, and no power to bind the Partnership or to act on behalf of the Partnership in any manner whatsoever, except by specifically authorized voting rights contained in this Agreement.

6.4	General Partner's Duty to Devote Time

The General Partner shall devote such time and attention to the business of the Partnership as it shall determine, in the exercise of its reasonable judgment, to be necessary for the conduct of the Partnership business; provided, however, that the General Partner shall not be required to devote full time and attention to the Partnership or to its business.

6.5	General Partner May Engage in Other Activities

The General Partner and its officers, directors, shareholders, agents, employees and Affiliates shall have the right to engage in any other business (including, but not limited to, acting as a partner in other partnerships formed for the purpose of investing in real estate) and to compete, directly or indirectly, with the business of the Partnership, and neither the Partnership nor any Partners shall have any rights or claims as a result of such activities. Furthermore, the General Partner shall not be obligated to share any business opportunities with the Partnership or with the Limited Partners. The Partners hereby waive any and all rights and claims which they may otherwise have against the General Partner and its officers, directors, shareholders, agents, employees and Affiliates as a result of any such activities.

6.6	Dealing with the Partnership

Except as limited by Section 6.2, the General Partner and any Affiliates shall have the right to contract or otherwise deal with the Partnership for the sale or lease of property, the rendition of services and other purposes, and to receive payments and fees from the Partnership in connection therewith as the General Partner shall determine, provided that such payments or fees for services, other than those specifically covered in Article 7, shall be equal to the lesser of (i) the cost to the General Partner and its Affiliates for providing such services, or (ii) 90% of the competitive price which would be charged by independent parties providing similar services in the same or a comparable geographic location, and provided that such agreements are terminable upon no more than 60 days' notice.

6.7	Liability and Indemnity

(a)	General.  The Partnership, its receiver or its
trustee, shall indemnify the General Partner and its Affiliates against and save them harmless from any loss, (including, but not limited to, attorneys' fees and court costs), suffered by the Partnership which arises out of any action or inaction of the General Partner or its Affiliates, if the General Partner or its Affiliates have determined, in good faith, that such course of conduct was in the best interest of the Partnership and that such course of conduct did not constitute negligence or misconduct of the General Partner or its Affiliates. The General Partner and its Affiliates shall be indemnified by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Partnership, provided that the same were not the result of negligence or misconduct on the part of the General Partner or its Affiliates.

(b)	Partnership Assets Must First Be Used.  All judgments
against the Partnership and the General Partner or Affiliates wherein the General Partner or such other persons are entitled to indemnification, must first be satisfied from Partnership assets before the General Partner or such other persons are responsible for these obligations.

(c)	No Presumption.  The termination of any action, suit
or proceeding by judgment or settlement shall not, of itself, create a presumption that the General Partner or its Affiliates are not entitled to indemnification or are not entitled to the protection afforded by this Section 6.7.

(d)	Securities Laws.  Notwithstanding Section 6.7(a), the
General Partner and its Affiliates and any person acting as a Broker/Dealer shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee, or (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee, or (iii) a court of competent jurisdiction approved a settlement of the claims against a particular indemnitee. In any claim for indemnification of federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission and the Massachusetts state securities commission with respect to the issue of indemnification for securities law violations.

(e)	Insurance.  The Partnership shall not incur the cost
of that portion of any insurance other than public liability insurance, which insures any party against any liability for which indemnification is prohibited under this Section 6.7.

(f)	Advances from Partnership.  The advance of Partnership
funds to the General Partner or its Affiliates for legal expenses and other costs incurred as a result of a legal action is permissible only if (i) the legal action relates to the performance of duties or services by the General Partner or its Affiliates, (ii) the legal action is initiated by a third party who is not a Limited Partner, and
(iii) the General Partner and its Affiliates undertake to repay the advanced funds to the Partnership in cases in which they would not be entitled to indemnification.

6.8	Reserves

The Partnership shall maintain reasonable reserves for normal repairs, replacements, working capital, and contingencies in an initial amount to be determined by the General Partner, which may be increased or decreased from time to time as determined by the General Partner.

6.9	Fiduciary Duty of the General Partner

The General Partner shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Partnership, whether or not in its possession or control, and it shall not employ, or permit another to employ, such funds or assets in any manner except for the benefit of the Partnership.

6.10	Loan Commitment Guaranty

The General Partner shall lend or arrange to lend to the Partnership as provided in the Loan Commitment Guaranty Agreement the amount of any Operating Deficit for any calendar quarter for the period beginning January 1, 1987 through December 31, 1991. Such a loan shall be made within 15 days after the Operating Deficit for the quarter is determined, and shall bear interest at the rate then charged to the Partnership by its principal lender and shall be repaid when funds are available to the Partnership.

6.11	Completion Guaranty

The General Partner guaranties pursuant to the Completion
Guaranty Agreement that the Properties will be completed free and clear of all financing and construction liens (except any liens secured by deeds of trust described in the Prospectus) at a total cost to the Partnership not to exceed approximately $28,807,000, including the purchase price of the Properties, but excluding negative cash flow associated with lease-up expenses and the first year of operations. This guaranty shall survive the admission of Limited Partners to the Partnership. The General Partner does not warrant compliance with the conditions or standards of the construction agreements with respect to the Properties.

	ARTICLE 7

	COMPENSATION AND REIMBURSEMENT OF
	EXPENSES TO THE GENERAL PARTNER
	AND ITS AFFILIATES

The General Partner and its Affiliates shall be entitled to receive as a cost of the Partnership each and all of the following amounts as fees, compensation, and reimbursement in addition to their rights to reimbursement of ongoing expenses as set forth in Article 14.

7.1	Reimbursement of Expenses

(a)	Organization and Offering Expenses.  To the extent
that Organization and Offering Expenses and services were paid or furnished by the General Partner or its Affiliates rather than from Partnership funds, the General Partner or its Affiliates shall receive a reimbursement for all such expenses and services. The Partnership shall not be required to pay or reimburse the General Partner or any Affiliate of the General Partner for Organization and Offering Expenses which exceed fifteen percent (15%) of the Gross Offering Proceeds as of the Completion Date.

(b)	Other Expenses.  The Partnership shall reimburse the
General Partner or its Affiliates for the actual cost to the General Partner or its Affiliates (or pay directly the actual cost) of goods and materials used for or by the Partnership and obtained from entities unaffiliated with the General Partner. The Partnership shall also pay or reimburse the General Partner or its Affiliates for expenses incurred in connection with the provision of administrative services necessary to the prudent operation of the Partnership, provided that such reimbursement shall be at the lower of (i) actual cost to the General Partner or its Affiliates, or (ii) 90% of the competitive price which would be charged by independent parties for comparable administrative services in the same geographical location.

(c)	Nonreimbursable Expenses.  The General Partner will
pay and will not be reimbursed by the Partnership for the following expenses: (i) salaries, fringe benefits, travel expenses and other administrative items of individuals who are Control Persons of the General Partner or its Affiliates, (ii) those overhead expenses of the General Partner or its Affiliates which include their rent, depreciation, utilities and capital equipment, (iii) Organization and Offering Expenses in excess of 15% of Gross Offering Proceeds, (iv) expenses related to the performance of those services for which the General Partner or its Affiliates are entitled to compensation by way of the Property Management Fee, Initial Partnership Management Fee, Completion Guaranty Fee or Subordinated Property Disposition Interest and (v) all other expenses which are unrelated to the business of the Partnership.

7.2	Reimbursement for Sums Advanced to the Partnership

To the extent that the General Partner or its Affiliates have advanced or will advance funds to the Partnership, the General Partner or its Affiliates shall be reimbursed for such funds.

7.3	Initial Partnership Management Fee

In consideration for organizing the Partnership, arranging for and negotiating construction financing, arranging for and negotiating permanent financing, obtaining (in connection with the permanent financing) a Credit Enhancement satisfactory to the lender of the permanent financing, selecting and supervising professionals to perform services for the Partnership, establishing Partnership accounts, including an escrow account for use in connection with the offering of Units, and establishing a reporting system for submitting tax information and periodic reports to the Limited Partners and regulatory authorities, the General Partner shall receive an Initial Partnership Management Fee of $291,000, which shall be payable proportionately from Capital Contributions and any remaining balance due on the Completion Date.

7.4	Completion Guaranty Fee

The General Partner shall receive a Completion Guaranty Fee, in consideration for the Completion Guaranty, in the amount of $600,000 payable proportionately from Capital Contributions and any remaining balance due on the Completion Date; provided, however, that in no event shall such fee exceed 90% of the competitive price which would be charged by a non-Affiliate for rendering similar services in the same or a comparable geographic location.

7.5	Property Management Fee; Initial Lease-Up Fee

(a)	The General Partner shall act as the property manager
and shall receive a Property Management Fee equal to five percent (5%) of the Effective Gross Collections in managing the Properties including acting as a liaison with tenants and monitoring and supervising the following services: (i) collection of rentals, (ii) payment of all mortgages, (iii) obtaining and maintaining appropriate insurance for the Properties, (iv) leasing activities, (v) property inspection and maintenance, (vi) accounting, services, (vii) legal services, (viii) tax calculations and payments, (ix) bookkeeping services and (x) similar ordinary management services necessary for the orderly management of the Properties. However, during the Lease-Up Period of the Properties, the Property Management Fee shall equal the greater of (A) five percent (5%) of the Effective Gross
Collections or (B) one-half (1/2) of five percent (5%) of the Effective Gross Collections assuming the Properties were leased at their market rates. Additional sums shall also be payable to the General Partner for performing certain extraordinary services, including without limitation data processing services, payroll services and collections with respect to the Properties.

(b)	In addition, the General Partner shall receive, to the
extent that the manager performs services outside the normal and customary services provided by independent third party property managers, reimbursement for direct salary expenses of employees performing such services. The provision of such services does not constitute part of the duties or obligations of the General Partner in its capacity as General Partner of the Partnership.

(c)	The Property Management Fee shall be paid monthly to
the General Partner, or any unaffiliated property management firm which the General Partner in its sole discretion may select. To the extent that the Partnership has insufficient cash to pay the Property Management Fee in any amount, the fee shall be accrued and paid as soon as the Partnership has sufficient cash available.

(d)	The Property Manager shall also receive a one-time
Initial Lease-Up Fee of $106,000 for extraordinary services provided during the lease-up of the Properties, including but not limited to establishing a marketing plan, maintaining on-site personnel, showing units and interviewing and evaluating prospective tenants. The Initial Lease-Up Fee shall be paid monthly from rental revenues, prorated over the period commencing with the completion of the Properties and continuing until the Properties are 95% occupied. In no event shall the Initial Lease-Up Fee exceed 90% of the competitive price which would be charged by a non-Affiliate for rendering similar services in the same or a comparable geographic location.

7.6	Share of Distributable Cash from Operations

The General Partner shall receive its share of Distributable Cash
from Operations as set forth in Sections	5.1 and 5.3.

7.7	Subordinated Property Disposition Interest

For brokerage services in connection with the sale of a Property, the Partnership shall pay the General Partner a Subordinated Property Disposition Interest. The Subordinated Property Disposition Interest shall equal the lesser of: (i) a percentage of the gross sales price of a Property equal to onehalf of the percentage rate customarily charged for similar services by unaffiliated parties that render the same services as an ongoing public activity in the same geographic location for comparable property, or (ii) three percent (3%) of the gross sales price of a Property. The Subordinated Property Disposition Interest shall be payable upon the close of escrow of the sale of each Property; provided, however, that payment shall be subordinated as provided in Section 7.8(a). Notwithstanding the foregoing to the contrary, the aggregate commissions paid to all persons for the sale of the Properties, whether or not they are Affiliates of the General Partner, shall not exceed six percent (6%) of the selling price of each Property, but otherwise there is no limitation on or subordination of real estate commissions paid to non-Affiliates. Any Subordinated Property Disposition Interest not paid to the General Partner due to a lack of available cash shall be a liability of the Partnership and shall be paid when cash becomes available.

7.8	Fees and Share Upon Sale or Refinancing

The General Partner shall receive the following items of distribution and compensation:

(a)	Upon the sale of a Property, the Subordinated Property
Disposition Interest will be subordinated to	the return to the
Limited Partners of the portion of their Invested Capital attributable to the Property sold plus a 10% Priority Return and, as appropriate, the Incentive Priority Return on the average daily balance of Invested Capital attributable to the Property sold. A Limited Partner's portion of Invested Capital attributable to the Property sold will be calculated by multiplying his Invested Capital by a fraction, the numerator of which shall equal the cost of the Property sold and the denominator of which shall equal the cost of both of the Properties; provided, however, that the Subordinated Property Disposition Interest shall not be paid to the General Partner until the Limited Partners have received at least a 6% cumulative simple return on their total Invested Capital.

(b)	Upon a sale or a refinancing of a Property, its share
of Net Proceeds from Sale or Refinancing as set forth in Section 5.4.

7.9	Loans by the General Partner to the Partnership

The General Partner or its Affiliates may, but are not obligated to (except as set forth in Section 6.10), loan or advance funds to the Partnership, and receive interest or other financing charges or fees, provided that the interest charges or fees are not in excess of amounts charged by third party financing institutions on comparable loans for the same purpose or, if the funds for a loan are obtained by the General Partner from a lending institution, the rate and other fees which the General Partner is required to pay to the lending institution. In no event shall the General Partner or its Affiliates charge the Partnership a prepayment charge or penalty in connection with any loans or advances to the Partnership from the General Partner or its Affiliates.

7.10	Fees Payable on Cessation as the General Partner

If the General Partner ceases to be the General Partner pursuant to Section 12.1, any fee, commission, or reimbursement of expenses payable according to the provisions of this Agreement which is then accrued, but not yet paid, shall be paid by the Partnership to the General Partner or, if appropriate, an Affiliate thereof, in cash, within 30 days of the date the General Partner ceases to be the General Partner.

	ARTICLE 8

	BOOKS, RECORDS, ACCOUNTS AND REPORTS
8.1	Books and Records

(a)	The Partnership shall continuously maintain an office
in the State of California, at which the following books and records shall be kept:

(1)	A current list of the full name and last known
business or residence address of each Partner set forth in alphabetical order together with the contribution and the share in profits and losses of each Partner;

(2)	A copy of the Certificate of Limited Partnership
and all certificates of amendments thereto, together with executed copies of any powers of attorney pursuant to which any such certificate has been executed;

(3)	Copies of the Partnership's federal, state, and
local income tax or information returns and reports, if any, for the six most recent taxable years;

(4)	Copies of this Agreement and all amendments
thereto;

(5)	Financial statements of the Partnership for the
six most recent fiscal years;

(6)	The Partnership's books and records for at least
the current and past three fiscal years; and

(7)	Copies of each appraisal of the Properties.

(b)	The Partnership shall also maintain at its principal
office such additional books and records as are necessary for the operation of the Partnership.

8.2	Limited Partners' Rights Regarding Books, Records and Tax
Information

(a)	Upon the request of a Limited Partner, the General
Partner shall promptly deliver to the Limited Partner, at the expense of the Partnership, a copy of the items set forth in Sections
8.1(a)(1), (2), and (4).

(b)	Each Limited Partner or any person designated by a
Limited Partner to act on his behalf has the right upon reasonable request:

(1)	To inspect and copy during normal business hours,
at the Limited Partner's expense, any of the Partnership's records required to be kept of the Partnership; and

(2)	To obtain from the General Partner promptly after
becoming available, at the Limited Partner's expense, a copy of the Partnership's federal, state and local income tax or information returns for each year.

(b)	The General Partner shall promptly furnish to a
Limited Partner a copy of any amendment to this Agreement executed by the General Partner pursuant to a power of attorney from the Limited Partner.

(c)	The General Partner shall send to each Partner within
75 days after the end of each taxable year such information as is necessary to complete federal and state income tax or information returns.

8.3	Accounting Basis and Fiscal Year

The Partnership's books and records (a) shall be kept on a basis chosen by the General Partner in accordance with the accounting methods followed by the Partnership for federal income tax purposes,
(b) shall reflect all Partnership transactions, (c) shall be appropriate and adequate for the Partnership's business and for the carrying out of all provisions of this Agreement, and (d) shall be closed and balanced the end of each Partnership fiscal year. The fiscal year of the Partnership shall be the calendar year, unless otherwise determined by the General Partner.

8.4	Reports

(a)	Annual Statements.  The General Partner shall have
prepared at least annually, at Partnership expense: (i) annual financial statements including a balance sheet, statement of income or loss, statement of partners' equity, statement of changes in financial position and a cash flow statement, all of which, except the cash flow statement, shall be prepared in accordance with generally accepted accounting principles and accompanied by an auditor's report containing an opinion of an independent certified public accountant;
(ii) Partnership information necessary in the preparation of the Limited Partners' federal and state income tax returns; (iii) a report of the activities of the Partnership during the period covered by the report; (iv) a statement as to the reimbursements received during the year by the General Partner and its Affiliates from the Partnership, including a verification of the allocation of the costs to the Partnership by independent certified public accountants; (v) a tabular comparison of the results from operations with the Financial Forecast; and (vi) a report identifying distributions from (A) Distributable Cash from Operations of that year, (B) Distributable Cash from Operations of prior years, and (C) Net Proceeds from Sale or Refinancing and other sources. Copies of the financial statements and reports shall be distributed to each Limited Partner within 120 days after the close of each taxable year of the Partnership; provided, however, that all Partnership information necessary in the preparation of the Limited Partners' federal income tax returns shall be distributed to each Limited Partner not later than 75 days after the close of each fiscal year of the Partnership.

(b)	Quarterly Reports.  The General Partner shall cause to
be prepared quarterly, at Partnership expense, a report containing:
(i) a statement of the compensation received by the General Partner and its Affiliates during the quarter from the Partnership, which statement shall set forth the services rendered by the General Partner and its Affiliates and the amount of fees received; (ii) a balance sheet which may be unaudited; (iii) a statement of income for the quarter then ended, which may be unaudited; (iv) a cash flow statement for the quarter then ended, which may be unaudited; and (v) other relevant information. Copies of the statements shall be distributed to each Limited Partner within 60 days after the end of each quarterly period. The information required by Form 10-Q (if required to be filed with the Securities and Exchange Commission) will be supplied to each Limited Partner within 45 days after the end of each quarterly period.

(c)	Unaudited Financial Statements.  Until the Partnership
is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, the General Partner shall cause to be prepared, at Partnership expense, a semi-annual report covering the first six months of Partnership operations in each calendar year, and semi-annually thereafter, unaudited financial statements (consisting of a balance sheet, a statement of income or loss for the first six-month period and a statement of cash flow for the first six-month period) and a statement of other pertinent information regarding the Partner-ship and its activities during the six-month period covered by the report. Copies of the statements and other pertinent information shall be distributed to each Limited Partner within 60 days after the close of the six-month period covered by the report of the Partnership. If the Partnership has more than 35 Limited Partners, Limited Partners representing at least five percent (5%) of the Units may make a written request to the General Partner for an income statement of the Partnership for the initial three-month, six-month, or nine-month period of the current fiscal year ended more than 30 days prior to the date of the request and a balance sheet of the Partnership as of the end of that period. The statement shall be delivered or mailed to the Limited Partners making the request within 30 days thereafter. Copies of the financial statements, if any, filed with the Securities and Exchange Commission shall be distributed to each Limited Partner within 60 days after the close of the quarterly period covered by the report of the Partnership.

(d)	General Partner's Certificate.  The financial
statements referred to in this Section 8.4 which are unaudited shall be accompanied by a certificate of the General Partner that such financial statements were prepared without audit from the books and records of the Partnership.

8.5	Tax Returns

The General Partner, at Partnership expense, shall cause to be prepared income tax returns for the Partnership and shall further cause such returns to be timely filed with the appropriate authorities.

8.6	Filings with Regulatory Agencies

The General Partner, at Partnership expense, shall cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies, all reports required to be filed with such entities under then current applicable laws, rules and regulations. Any Limited Partner shall be provided with a copy of any such report upon request at such Limited Partner's expense.

8.7	Tax Matters Partner

The General Partner is hereby designated as the "tax matters partner" of the Partnership in accordance with Section 6231(a)(7) of the Internal Revenue Code and is authorized, at the Partnership's sole cost and expense, to represent the Partnership and each Limited Partner in connection with all examinations of the Partnership affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs connected therewith. Each Limited Partner agrees to cooperate with the General Partner and to do or refrain from doing any and all things reasonably required by the General Partner to conduct such proceeding. The General Partner shall have the right to settle any audits without the consent of the other Partners and to take any and all other actions on behalf of the Partners or the Partnership in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law and regulations.

	ARTICLE 9

	CERTAIN MATTERS AND VOTING RIGHTS
	AFFECTING LIMITED PARTNERS

9.1	Limitations

No Limited Partner shall (a) have the authority or power in his capacity as a Limited Partner to act as agent for or on behalf of the Partnership or any other Partner, to do any act which would be binding on the Partnership or any other Partner, or to incur any expenditures on behalf of or with respect to the Partnership, (b) have any of his obligations to make contributions or to return distributions compromised except upon approval of the General Partner, or as otherwise required by Section 15666 of the Act, (c) have any right to demand or receive property other than money upon distribution from the Partnership, or (d) be compelled to accept a distribution of any asset in kind from the Partnership in lieu of a proportionate distribution of money being made to other Partners.

9.2	Liability of Limited Partners

The liability of each Limited Partner (in the capacity as a Limited Partner) for the losses, debts and obligations of the Partnership shall be limited to the Limited Partner's Capital Contribution, and the Limited Partner's share of any undistributed assets of the Partnership; provided, however, that under applicable partnership law, a Limited Partner may, under certain circumstances, be required to return to the Partnership amounts previously distributed to such Limited Partner for the benefit of Partnership creditors, with interest. Any such obligation to return distributions and pay interest shall be the sole obligation of the Limited Partners and not of the General Partner.

9.3	Voting Rights

(a)	Limited Partners shall have the right, by Majority
Vote to take the following actions:

(1)	Amend this Agreement, subject to the conditions
contained in Article 15 hereof;

(2)	Dissolve and wind up the Partnership;

(3)	Remove the General Partner;

(4)	Approve or disapprove the sale of either or both
of the Properties, except in the orderly liquidation and winding up of the Partnership upon its dissolution;

(5)	Admit a general partner or elect to continue the
business of the Partnership after the removal of the General Partner where there is no remaining general partner; and

(6)	Elect to continue the business of the Partnership
as set forth in Section 13.2(b).

(b)	The unanimous approval of all the Limited Partners
shall be required for the admission of a general partner or the election to continue the business of the Partnership after the general partner ceases to be a general partner (other than by removal) where there is no remaining general partner.

(c)	Notwithstanding any provision contained in the Act to
the contrary, the Limited Partners shall have no voting rights other than as expressly set forth in this Agreement.

	ARTICLE 10

	MEETINGS

10.1	Place of Meetings

Meetings of the Partners may be held at any place within or outside of California, at a time and place convenient to the Limited Partners, as determined by the General Partner.

10.2	Calling of Meetings

A meeting of the Partners may be called by the General Partner or by Limited Partners holding more than ten percent (10%) of the outstanding Units for any matters on which the Limited Partners may vote.

10.3	Notices

(a)	Whenever Partners are required or permitted to take
any action at a meeting, a written notice of the meeting shall be given not less than 15, nor more than 60 days before the date of the meeting to each Partner entitled to vote at the meeting. The notice shall state the place, date, and hour of the meeting and the general nature of the business to be transacted, and no other business may be transacted.

(b)	Notice of a Partners' meeting or any report shall be
given either personally or by mail or other means of written communication, addressed to the Partner at the address of the Partner appearing on the books of the Partnership or given by the Partner to the Partnership for the purpose of notice, or, if no address appears or is given, at the place where the principal executive office of the Partnership is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice or report shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any notice or report in accordance with the provisions of this Article, executed by the General Partner, shall be prima facie evidence of the giving of the notice or report.

If any notice or report addressed to the Partner at the address of the Partner appearing on the books of the Partnership is returned to the Partnership by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the Partner at the address, all future notices or reports shall be deemed to have been duly given without further mailing if they are available for the Partner at the principal executive office of the Partnership for a period of one year from the date of the giving of the notice or report to all other Partners.

(c)	Upon written request to the General Partner by any
person entitled to call a meeting of Partners, the General Partner shall provide, within 10 days from the date the request is received, the Partners entitled to vote with a notice of the meeting specifying that the meeting will be held at the time requested by the person calling the meeting, not less than 15 nor more than 60 days after the receipt of the request.

10.4	Adjournment

When a Partners' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are, announced at the meeting at which the adjournment is taken. At the adjourned meeting the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Partner of record entitled to vote at the meeting in accordance with this Article 10.

10.5	Waiver of Notice and Consent to Meeting

The transactions of any meeting of Partners, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the Persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All waivers, consents, and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of the meeting, except when the person objects, at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice of the meeting but not so included, if the objection is expressly made at the meeting. Neither the business to be transacted at nor the purpose of any meeting of Partners need be specified in any written waiver of notice, except as provided in
Section 10.6.

10.6	Validity of Vote for Certain Matters

Any Partner approval at a meeting, other than unanimous approval by those entitled to vote, pursuant to Section 9.3 hereof, shall be valid only if the general nature of the proposal so approved was stated in the notice of meeting or in any written waiver of notice.

10.7	Quorum

(a)	A majority of the Units held by Limited Partners
represented in person or by proxy shall constitute a quorum at a meeting of Partners.

(b)	The Partners present at a duly called or held meeting
at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the requisite vote necessary under Section 9.3.

(c)	In the absence of a quorum, any meeting of Partners
may be adjourned from time to time by the vote of a majority of the outstanding Units held by Limited Partners represented either in person or by proxy, but no other business may be transacted, except as provided in Section 10.7(b).

10.8	Action Without a Meeting

Any action which may be taken at any meeting of the Partners may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by Partners having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all entitled to vote thereon were present and voted. In the event the Limited Partners are requested to consent on a matter without a meeting, each Partner shall be given notice of the matter to be voted upon in the same manner as described in Section 10.3. In the event the General Partner, or Limited Partners representing more than ten percent (10%) of the Units, request a meeting for the purpose of discussing or voting on the matter, the notice of a meeting shall be given in accordance with Section 10.3 and no action shall be taken until the meeting is held. Unless delayed in accordance with the provisions of the preceding sentence, any action taken without a meeting shall be effective 15 days after the required minimum number of voters have signed the consent, however, the action will be effective immediately if the General Partner and Limited Partners holding at least ninety percent (90%) of the outstanding Units have signed the consent.

10.9	Use of Proxies

The use of proxies in connection with this Article 10 will be governed in the same manner as in the case of corporations formed under the California General Corporation Law.

10.10  Record Date

In order that the Partnership may determine the Partners of record entitled to notices of meeting or to vote, or entitled to receive any distribution or to exercise any rights in respect of any other lawful action, the General Partner, or Limited Partners holding more than ten percent (10%) of the outstanding Units, may fix, in advance, a record date, which is not more than 60 nor less than 15 days prior to the date of the meeting and not more than 60 days prior to any other action. If no record date is fixed:

(a)	The record date for determining Partners entitled to
notice of or to vote at a meeting of Partners shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(b)	The record date for determining Partners entitled to
give consent to Partnership action in writing without a meeting shall be the day on which the first written consent is given.

(c)	The record date for determining Partners for any other
purpose shall be at the close of business on the day on which the General Partner adopts it, or the 60th day prior to the date of the other action, whichever is later.

(d)	The determination of Partners of record entitled to
notice of or to vote at a meeting of Partners shall apply to any adjournment of the meeting unless the General Partner, or the Limited Partners who called the meeting, fix a new record date for the adjourned meeting, but the General Partner, or the Limited Partners who called the meeting, shall fix a new record date if the meeting is adjourned for more than 45 days from the date set for the original meeting.

	ARTICLE 11

	ASSIGNMENT OF INTERESTS;
	SUBSTITUTED LIMITED PARTNERS; LIMITED LIQUIDITY PLAN

11.1	Sale, Transfer, or Assignment of Interest of the General
Partner

The General Partner may not sell or transfer all or any Part of its general partnership interest (not including any Units it holds) in the Partnership except in connection with the merger, consolidation, or reorganization of the General Partner into another entity or the transfer of ownership of the ownership interest in the General Partner or the assumption of the rights and duties of the General Partner or by another entity in connection with any such transaction or as set forth in Article 7. The General Partner may also hold Units, the sale or transfer of which is subject to Section 11.2. Notwithstanding the foregoing, the General Partner may assign any part of its interest in subordinated distributions under Section 5.4(c) to any person or entity.

11.2	Assignment of Units

A Limited Partner may not sell, transfer, assign, pledge, or otherwise dispose of any or a part of his Units (whether voluntarily or by operation of law) (hereinafter collectively referred to as an "assignment"), except as follows and as set forth in Section 11.7:

(a)	A Limited Partner may assign one or more of his Units
if in compliance with this Section 11.2 and Sections 11.5 or 11.6. No consent or approval of any of the Limited Partners shall be required for such assignment.

(b)	Any assignment must be by a written instrument, in a
form satisfactory to the General Partner and accepted by it, which instrument has been duly executed by the assignor of such Units. A Limited Partner shall notify the General Partner of an assignment or transfer by operation of law of a beneficial interest in any Units which occurs without a transfer of record ownership.

(c)	An Assignee shall be required to pay a reasonable sum
to reimburse the Partnership and the General Partner in connection with such assignment, with such sum to be determined by the General Partner in its sole discretion. The sum shall be intended to cover any legal fees, accounting fees, overhead charges, and other fees or expenses incurred by the Partnership and its counsel as a result of any such assignment.

(d)	The General Partner may require an opinion of counsel,
in form and substance satisfactory to it in its sole discretion, by counsel experienced in securities laws matters, covering (i) that the proposed assignment will be in compliance with applicable securities laws, rules and regulations, and (ii) such other matters as may be determined by the General Partner in its sole discretion. The fee for
such	counsel shall be paid by the assignor.

Any purported assignment of Units which is not in compliance with this Agreement is hereby declared to be null and void and of no force or effect whatsoever.

11.3	Assignee's Rights

(a)	An assignment of a Unit does not entitle the Assignee
to become or to exercise any rights of a Partner. An assignment entitles the Assignee to receive, to the extent assigned, only the distributions and allocation of profits and losses to which the assignor would be entitled after the effective date of assignment as set forth below. A Limited Partner remains a Partner upon assignment of all or part of the Limited Partner's Units, subject to the possibility of the Assignee becoming a Substituted Limited Partner pursuant to Section 11.5.
(b)	The "effective date" of an assignment shall be that
date specified in the written instrument whereby the General Partner consents to the assignment, which date shall not be later than the first day of the quarter following receipt by the General Partner of a written notice of assignment and the fulfillment of all conditions precedent to such assignment provided for in this Agreement. Notwith-standing anything to the contrary contained in this Agreement, the Partnership and the General Partner shall be entitled to treat an assignor or transferor of Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of income, gain, loss, deductions, credits, or distributions made to such assignor or transferor until the effective date of an assignment shall have passed.

11.4	No Assignment Allowed Under Certain Circumstances

Anything herein contained to the contrary notwithstanding, no Limited Partner shall have the right, without express written approval from the General Partner, to assign his Units, or any portion thereof, if such assignment would result (directly or indirectly) in the (a) termination of the Partnership for tax purposes; (b) violation of the Securities Act of 1933 or any rules or regulations thereunder, or any applicable state securities laws or any rules or regulations thereunder; (c) violation of any investment representation given by such Limited Partner in connection with his acquisition of Units; (d) treatment of the Partnership as an association taxable as a corporation; or (e) acquisition by an Assignee who is a resident alien, non-resident alien, sellers or related parties of the sellers of the Properties, or holder of a mortgage loan on the Properties.

11.5	Substituted Limited Partners

(a)	An Assignee shall not become a Substituted Limited
Partner unless the General Partner gives its express written consent to such substitution (which consent may not be unreasonably withheld) and receives such instruments and documents, and a reasonable transfer fee, as the General Partner shall require.

(b)	The assignor Limited Partner shall cease to be, and
the Assignee shall become, a Limited Partner, as to the Units so assigned, as of the date on which the Assignee has satisfied the requirements set forth above and as of the date of effectiveness.

(c)	The General Partner is hereby authorized to do all
things necessary to effect the admission of any such Substituted Limited Partner, including, but not limited to, the filing of an amended Certificate of Limited Partnership (if necessary), and each Limited Partner hereby agrees (and each Substituted Limited Partner, upon the execution of the instruments referred to in Section 11.5(a), shall be deemed to have agreed) that he shall, at the request of the General Partner, execute and deliver any such amended Certificate of Limited Partnership.

(d)	Unless and until any Assignee, transferee, heir or
legatee becomes a Substituted Limited Partner, his status and rights shall be limited to the rights of an Assignee. An Assignee who does not become a Substituted Limited Partner shall have no right to inspect the Partnership's books or to vote on any of the matters on which a Limited Partner would be entitled to vote. An Assignee who has become a Substituted Limited Partner has, to the extent the assignor's Units are assigned, the rights and powers, and is subject to the restrictions and liabilities, of a Limited Partner under this Agreement. In no event, however, is an assignor released from the assignor's liabilities, if any, to the Partnership pursuant to Sections 15622(d), 15652 and 15666 of the Act.

(e)	The General Partner shall cause this Agreement and any
separate Certificate of Limited Partnership (if required by law) to be amended to reflect the substitution of Limited Partners at least once in each fiscal quarterly period of the Partnership.

(f)	Any person admitted to the Partnership as a
Substituted Limited Partner shall be subject to and bound by all the provisions of this Agreement as if originally a party to this Agreement.

11.6	Death, Incompetency or Bankruptcy of a Limited Partner

The death, adjudication of incompetency or bankruptcy of a Limited Partner shall not dissolve the Partnership. If a Limited Partner who is an individual dies or a court of competent jurisdiction adjudges the Limited Partner to be incompetent to manage the Limited Partner's personal property, the Limited Partner's executor, administrator, guardian, conservator, or other legal representative may exercise all the Limited Partner's rights for the purposes of settling the Limited Partner's estate or administering the Limited Partner's property. The executor, administrator, guardian, conservator, or other legal representative, as applicable, of the deceased, incompetent or bankrupt Limited Partner shall nevertheless continue to be liable for all of his obligations as a Limited Partner.

11.7	Limited Liquidity Plan

Commencing on January 1, 1989, and each year thereafter, the Limited Partners shall have the option to have their Units repurchased by the Partnership or a person designated by the Partnership subject to the terms and conditions set forth in this Section 11.7.

(a)	Purchase Price.  The purchase price of any Units
repurchased by the Partnership or person designated by the Partnership pursuant to this Section 11.7 shall equal 80% of the value of such Units as established by the General Partner. The General Partner shall use a sales/liquidation analysis of the Partnership to establish the value of the Units. Such analysis shall determine the net proceeds from a sale of the Properties, based on independent appraisals, adjusted for Working Capital Reserves, increased by the book value of other Partnership assets and decreased by Partnership debts, obligations and disposition costs. The General Partner shall then determine, in accordance with the provisions of Sections 5.3 and 5.4, the amount of such proceeds which would be distributed to any Limited Partner requesting repurchase. This amount shall be the established value of a Limited Partner's Units, of which a Limited Partner would receive 80% if his Units are repurchased.

(b)	Appraisal.  Upon receipt of a repurchase request from
a Limited Partner, the Partnership shall have the Properties appraised by an independent M.A.I. appraiser; provided, however, that if the Properties have been appraised at any time during the 12 months preceding the repurchase request, the General Partner, in its sole discretion, may elect to use either or both of the prior appraisals and forego the reappraisal of either or both of the Properties. The purchase of Units under this plan shall be suspended during any period when one or both of the Properties are being reappraised. The expense of the appraisals shall be borne by the Partnership.

(c)	Exercise.  Repurchases shall be made on a quarterly
basis. A Limited Partner shall provide the Partnership with written notice of the election to have his Units repurchased. The repurchase shall be made in the calendar quarter following the quarter in which the notice is received by the Partnership. The Partnership shall, if necessary, have one or both of the Properties appraised, calculate the value of the Units and provide the Limited Partner notice of the purchase price for his Units no later than 45 days prior to the date the repurchase is scheduled to occur. The Limited Partner shall have 30 days to confirm or revoke his repurchase election. If no notice is received within this period, the Limited Partner shall be deemed to have revoked the repurchase election. If in any quarter the requests for repurchase exceed the funds available for repurchase, priority shall be given to the requests in the order in which they were received by the Partnership. If a Limited Partner's request for repurchase is not satisfied in a given quarter, such Partner's priority based on the date his request was received shall carry over to subsequent quarters. Any Limited Partners electing not to proceed will be given priority in the order in which their elections are received in any subsequent quarter.

(d)	Funding.  Each quarter the General Partner shall
review the requests for repurchase and based on the number of requests, allocate up to 10% of the Distributable Cash from Operations for the purpose of making repurchases. Any funds set aside for repurchases which are not used in the quarter so allocated shall be promptly distributed with the next distribution to the Partners in accordance with Section 5.3.

(e)	Limitations.  The Partnership shall not repurchase in
the aggregate more than 5% of the outstanding Units (exclusive of Units owned by the General Partner, its Affiliates or their employees) as of the Completion Date; provided, however, the General Partner, at its discretion, may increase the percentage of Units eligible for repurchase on a temporary or permanent basis. In addition, repur-chases shall not be made if they would result in a "termination" of the Partnership within the meaning of Section 708(b) of the Internal Revenue Code.

	ARTICLE 12

	TERMINATION OF THE GENERAL PARTNER

12.1	Cessation of the General Partner

(a)	The General Partner shall cease to be the General
Partner of the Partnership only upon the happening of any of the following events (hereinafter referred to as a "Terminating Event" and the General Partner affected as the "Terminated General Partner"):

(1)	The General Partner withdraws from the
Partnership:

(2)	The General Partner is removed as the General
Partner of the Partnership pursuant to Section 9.3(a)(3);
(3)	Ninety (90) days after the Limited Partners have
received written notification (which notification shall be given by the General Partner as prompted, as practicable) that an order for relief against the General Partner has been entered under Chapter 7 of the federal bankruptcy law, or that the General Partner (i) has made a general assignment for the benefit of creditors, (ii) has filed a voluntary petition under the federal bankruptcy law, (iii) has filed a petition or answer seeking for the General Partner any bankruptcy, reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law, or regulation,
(iv) has filed an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in any proceeding of this nature, or (v) has sought, consented to, or acquiesced in the appointment of a trustee, receiver, or liquidator of the General Partner or of any or all substantial part of the General Partner's properties;

(4)	Ninety (90) days after the Limited Partners have
received written notification (which notification shall be given by the General Partner as promptly as practicable) of one of the following events: (i) commencement of any proceeding against the General Partner seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law, or regulation, and the proceeding has not been dismissed, or (ii) if within 60 days after the appointment without the General Partner's consent or acquiescence of a trustee, receiver, or liquidator of the General Partner or of any or all substantial part of the General Partner's properties, the appointment is not vacated or stayed, or within 60 days after the expiration of any such stay, the appointment is not vacated; and

(5)	The dissolution and termination of the General
Partner.

(b)	Upon a Terminating Event where the business of the
Partnership is continued, the interest of the Terminated General
Partner in the Partnership shall be converted or purchased as set forth in Section 12.2 below.

(c)	Upon a Terminating Event, the agency relationship
between the Partnership and the Terminated General Partner shall be terminated, and the Terminated General Partner shall have no liability for any debts or liabilities of the Partnership incurred after the Terminating Event.

12.2	Conversion or Purchase of Interest of Former General Partner
(a)	If the business of the Partnership continues after a
Terminating Event, the Terminated General Partner's interest shall, at the election of the Partnership, either (i) convert to that of a special limited partner interest or (ii) be purchased by the Partnership. Whether the General Partner's interest is converted or repurchased, the Partnership shall pay all amounts then accrued and owing to the General Partner and its Affiliates. The Partnership shall provide notice of its election under this Section 12.2 to the Terminated General Partner within 30 days from the date of the election to continue its business. If notice is not so provided, the Terminated General Partner's interest shall be converted. Upon conversion of its interest to that of a special Limited Partner, the Terminated General Partner shall retain the same rights to profits, losses, and distributions as before the Terminating Event and shall be entitled to the voting rights accorded other Limited Partners. If the Terminated General Partner's interest is repurchased, it shall receive from the Partnership the then present value of its interest in the Partnership, determined by agreement of the Terminated General Partner and the Partnership. If such parties cannot agree, the purchase price shall be determined in accordance with the then current rules of the American Arbitration Association, with the expense of arbitration borne equally by the parties. If the termination of the Terminated General Partner was voluntary, the method of payment for its interest shall be under a non-interest bearing unsecured, promissory note with principal payable from distributions which the Terminated General Partner otherwise would have received under this Agreement if it had remained as General Partner. If the termination is involuntary, the method of payment shall be under a promissory note bearing interest at the Reference Rate of the bank specified by the Terminated General Partner, with equal payments of principal and interest over a term of five years.

(b)	If a Terminating Event Occurs and the business of the
Partnership is not continued, then the Partnership shall be terminated and its assets distributed in accordance with Article 13.

12.3	Withdrawal by the General Partner

(a)	The General Partner may withdraw from the Partnership
only upon providing the Limited Partners with 60 days' notice of its intent to withdraw, obtaining Majority Vote of the Limited Partners consenting to such withdrawal and upon the appointment of a successor general Partner by Majority Vote of the Limited Partners.

(b)	A withdrawal by the General Partner under the
conditions stated above shall not act as a breach of this Agreement. In the event of a withdrawal by the General Partner meeting the requirements of this Section 12.3, the withdrawing General Partner shall be entitled to have his interest purchased or converted to that of a special Limited Partner in accordance with Section 12.2.

12.4	Termination of Executory Contracts With the General Partner
or Affiliates

Upon a Terminating Event as set forth in Section 12.1, all executory contracts between the Partnership and the Terminated General Partner or any Affiliate thereof may be terminated by the Partnership effective upon 60 days prior written notice of such termination to the party so terminated. The Terminated General Partner or any Affiliate thereof may also terminate and cancel any such executory contract effective upon 60 days prior written notice to the Partnership.

12.5	Reports After Removal

Within 90 days after the Limited Partners have voted to remove the General Partner, the General Partner shall have Prepared, at Partnership expense, unaudited financial statements (balance sheet, statement of income or loss, statement of Partners' equity, and statement of changes in financial position) Prepared in accordance with generally accepted accounting principles and shall cause such statements to be mailed to the Limited Partners as soon as possible after receipt thereof.


	ARTICLE 13

	DISSOLUTION AND TERMINATION
	OF THE PARTNERSHIP

13.1	Dissolution

The Partnership shall be dissolved and its affairs shall be wound up upon the happening of the first to occur of the following:

(a)	Upon the General Partner ceasing to be the general
partner of the Partnership as set forth in Section 12.1 (a) hereof (other than by removal) unless (i) there is at least one other General Partner and all other remaining General Partner(s) elect to continue the business of the Partnership or (ii) all Limited Partners agree to continue the business of the Partnership and to admit one or more General Partners pursuant to the voting right set forth in Section 9.3(b);

(b)	On a date designated by vote of the limited Partners
pursuant to the exercise of the voting right set forth in Section
9.3(a)(2);

(c)	The sale or other disposition of all of the
Partnership's assets and the receipt in cash of the proceeds thereof;

(d)	Upon entry of a decree judicial dissolution; or

(e)	On December 31, 2016.

13.2	Continuation of the Business of the Partnership

The business of the Partnership may be continued as follows:

(a)	If the General Partner ceases to be a general partner
of the Partnership, any then remaining General Partner, without the necessity for the consent of the Limited Partners, shall have the right to continue the business of the Partnership.

(b)	In all other events where a dissolution his occurred,
upon a Majority Vote of the Limited Partners	consenting to the
continuation of the business of the Partnership, except that if the General Partner ceases to be the general partner of the Partnership (other than by removal) and there is no remaining General Partner, the admission of a new General Partner or the election to continue the business of the Partnership shall require the unanimous consent of all Limited Partners.

13.3	Liquidation

(a)	In the event of dissolution as provided in Section
13.1, if there has been no election to continue the Partnership as provided for in this Agreement and following any sale of the Partnership's real or personal property, the liquid assets of the Partnership shall be distributed as follows:

(1)	All of the Partnership's debts and liabilities to
persons (including Partners to the extent permitted by law) shall be paid and discharged, but excluding secured creditors whose obligations will be assumed or otherwise transferred on the liquidation of Partnership assets and any reserve deemed necessary by the General Partner for the payment of such debts shall be set aside; and

(2)	The balance of such assets of the Partnership
shall be distributed to the Partners in amounts equal to the Partners' positive balances in their capital accounts and otherwise in accordance with Article 5.

(b)	Upon dissolution, each Limited Partner shall look
solely to the assets of the Partnership for the return of his Invested Capital, and shall be entitled only to a cash distribution of Partnership property and assets in return thereof. If the Partnership property remaining after the payment or discharge of the debts and liabilities of the Partnership is insufficient to return the Invested Capital of each Limited Partner, such Limited Partner shall have no recourse against any other Limited Partner or against the General Partner, except to the extent provided in Section 5.7. The winding up of the affairs of the Partnership and the distribution of its assets shall be conducted exclusively by the General Partner, who is hereby authorized to do any and all acts and things authorized by law for these purposes. In the event of dissolution or bankruptcy of the General Partner or removal of the General Partner by the Limited Partners and there is a failure to appoint a new General Partner, the winding up of the affairs of the Partnership and the distribution of its assets shall be conducted by the remaining General Partner, if any, or by such person as may be selected by a Majority Vote of the Limited Partners, which person is hereby authorized to do any and all acts and things authorized by law for these purposes.

(c)	In the event the Partnership is "liquidated" within
the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), (i) distributions shall be made pursuant to Section 13.3 to the Partners who have positive capital accounts in compliance with Treasury Regulation Section 1.7041(b)(2)(ii)(b)(2), and (ii) if the General Partner's capital account has a deficit balance (after giving effect to all contributions, distributions, and allocations for all taxable years, including the year during which such liquidation occurs), the General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance in compliance with
Section 5.7. Distributions pursuant to the preceding sentence may be distributed to a trust established for the benefit of the Partners for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or of the General Partner arising out of or in connection with the Partnership. The assets of any such trust shall be distributed to the Partners from time to time, in the reasonable discretion of the General Partner, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the Partners pursuant to this Agreement.

13.4	Cancellation of Certificate of Limited Partnership

Upon the completion of the distribution of Partnership assets as provided in this Article 13 and the termination of the Partnership, the General Partner or other person acting as liquidator (or the Limited Partners, if necessary) shall cause the Certificate of Limited Partnership of the Partnership to be cancelled and shall take such other actions as may be necessary to legally terminate the Partnership.

	ARTICLE 14

	PARTNERSHIP EXPENSES

14.1	Reimbursement to General Partner

The Partnership shall reimburse the General Partner for those items specifically set forth in Article 7.

14.2	Payment of Expenses of the Partnership

All of the ongoing Partnership expenses shall be billed directly to and paid by the Partnership. The Partnership's expenses will include the following:

(a)	Organization and Offering Expenses (subject to the
limitation in Section 7.1).

(b)	Expenses connected with the Properties, which may
include, but are not limited to: (i) expenses in connection with the acquisition, development, financing, refinancing and disposition of the Properties; (ii) expenses in connection with the replacement, alteration, repair, remodeling, refurbishment, and leasing of the Properties; (iii) direct salary expenses for employees, other than Control Persons, of the General Partner or its Affiliates performing services outside the normal scope of activities required by the General Partner; (iv) all operational costs of the Properties, including taxes, utilities, insurance, cost of maintenance and repair, mortgage payments, and all costs of borrowed money, taxes, and assessments on Partnership property and other taxes applicable to the Partnership; (v) all costs associated with the sale of the Properties, including the costs of servicing any seller financing; (vi) legal, accounting, audit, appraisal, engineering and other fees; and (vi) fees and expenses paid to independent contractors, mortgage bankers, brokers and servicers, leasing agents, consultants, on-site managers, real estate brokers, insurance brokers, and other agents.

(c)	Expenses of Partnership administration, including all
accounting, documentation, professional, asset management, and reporting expenses of the Partnership, which may include, but are not limited to: (i) preparation and documentation of Partnership bookkeeping, accounting, and audits; (ii) preparation and documentation of budgets, economic surveys, cash flow projections, and working capital requirements; (iii) preparation and documentation of Partnership state and federal tax returns; (iv) printing, engraving, and other expenses and taxes incurred in connection with the issuance, distribution, transfer, registration, and recording of documents evidencing ownership of Units or in connection with the business of the Partnership; (v) expenses of insurance as required in connection with the business of the Partnership; (vi) expenses in connection with distributions made by the Partnership to, and communications, bookkeeping and clerical work necessary in maintaining relations with limited Partners, including the cost of printing and mailing to such persons reports of the Partnership and of preparation of proxy statements and solicitations of proxies in connection therewith; (vii) expenses in connection with preparing and mailing reports required to be furnished to Limited Partners for investor, tax reporting, or other purposes, or expenses associated with furnishing reports to Limited Partners which the General Partner deems to be in the best interests of the Partnership; (viii) expenses of revising, amending, converting, modifying, or terminating the Partnership; (ix) costs incurred in connection with any litigation in which the Partnership is involved as well as any examination, investigation, or other proceedings conducted by any regulatory agency of the Partnership, including legal and accounting fees incurred in connection therewith; (x) costs of any computer equipment or services used for or by the Partnership; (xi) costs of any accounting, statistical, or bookkeeping equipment necessary for the maintenance of the books and records of the Partnership; (xii) costs of preparation and dissemination of informational material and documentation relating to potential sale, refinancing, or other disposition of Partnership property; (xiii) supervision and expenses of professionals employed by the Partnership in connection with any of the foregoing, including attorneys, accountants, and appraisers; and (xiv) other Partnership administration expenses.

(d)	Other costs or expenses necessary or advisable for the
operation of the business of the Partnership.


	ARTICLE 15

	AMENDMENTS OF PARTNERSHIP DOCUMENTS

15.1	Amendments in General

Except as otherwise provided in this Agreement, this Agreement may be amended only with the consent of the General Partner and by a Majority Vote of the Limited Partners.

15.2	Amendments Without Consent of Limited Partners

In addition to any amendments otherwise authorized herein, amendments may be made to this Agreement from time to time by the General Partner, without the consent of any of the Limited Partners, which (a) add to the representations, duties or obligations of the General Partner or surrender any right or power granted to the General Partner herein, for the benefit of the Limited Partners; (b) correct any error, resolve any ambiguity, or supplement any provision which may be inconsistent with another provision hereof, or make any other provision with respect to matters or questions arising under this Agreement that is not inconsistent with the provisions of this Agreement; (c) delete or add any provision of this Agreement required to be so deleted or added by the Securities Exchange Commission or any state securities commission or similar governmental authority for the benefit or protection of the Limited Partners; (d) amend this Agreement and any Certificate of Limited Partnership (if required) to admit Limited Partners pursuant to Article 3 and Section 11.5; (e) reflect reductions in the Capital Contributions of the Limited Partners resulting from a return of capital; (f) amend this Agreement upon advice of counsel or accountants that the provisions contained herein are unlikely to be given effect for federal income tax purposes, to the minimum extent necessary; any such new allocation shall not give rise to any claim or cause of action by any Limited Partner or Assignee; (g) elect for the Partnership to be governed by any successor California statute governing limited partnerships; (h) would make an amendment desirable to effectuate the intent of the Partners, as long as any Partner who is adversely affected in any material respect by such an amendment consents to the amendment if there occurs any change in the law governing limited partnerships;
(i) makes any change necessary or advisable in the discretion of the General Partner to cause the Partnership to be treated as a partnership for federal income tax purposes, and (j) makes any other change which does not adversely affect the rights of the Limited Partners or Assignees in any material respect; provided, however, that the General Partner shall not have the right under this subsection 15.2(j) to amend Articles 4, 5, 6 or 9, or Article 7, if the amendment would increase the General Partner or its Affiliates compensation or reimbursements.

15.3	Amendments Needing Consent of Affected Partners

Notwithstanding any other provision of this Agreement, without the consent of the Partner or Partners to be adversely affected by any amendment to this Agreement, this Agreement may not be amended to (a) convert a Limited Partner's interest into a General Partner's interest, (b) modify the limited liability of a Limited Partner, (c) increase, add or alter any obligation of the General Partner, (d) adversely affect the status of the Partnership as a partnership for federal income tax purposes, or (e) otherwise modify the compensation, distributions, or rights of reimbursement to which the General Partner is entitled or affect the duties of the General Partner or the indemnification to which the General Partner and its Affiliates are entitled under Section 6.7.

15.4	Amendments to Certificates of Limited Partnership

(a)	The General Partner shall cause to be filed with the
California Secretary of State, within 30 days after the happening of any of the following events, an amendment to the Certificate of Limited Partnership reflecting the occurrence of any of the following events:

(1)	A change in the name of the Partnership;

(2)	A change in either of the following:

(i)	The street address of the Partnership's
principal executive office.

(ii)	If the principal executive office is not in
California, the street address of an office in California;

(3)	A change in the address of or withdrawal of the
General Partner, or a change in the address of the agent for service of process, unless a corporate agent is designated, or appointment of a new agent for service of process;

(4)	The admission of a General Partner and that
Partner's address; and

(5)	The discovery by the General Partner of any false
or erroneous material statement contained in the Certificate of Limited Partnership.

(b)	Any Certificate of Limited Partnership filed or
recorded in jurisdictions other than California shall be amended as required by applicable law.

(c)	The Certificate of Limited Partnership may also be
amended at any time in any other manner deemed appropriate by the General Partner.

15.5	Amendments After Change of Law

This Agreement and any other Partnership documents may be amended and refiled, if necessary, by the General Partner without the consent of the Limited Partners if there occurs any change that permits or requires an amendment of this Agreement under the Act or of any other Partnership document under applicable law, so long as no Partner is adversely affected in any material respect (or consent is given by such Partner).

	ARTICLE 16

	MISCELLANEOUS PROVISIONS

16.1	Notices

(a)	Any written notice, offer, demand or communication
required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given for all purposes if delivered personally to the party to whom the same is directed or if sent by certified mail addressed (i) if to the General Partner, to the principal place of business and office of the Partnership specified in this Agreement and (ii) if to a Limited Partner, to such Limited Partner's address as set forth on his Subscription Agreement or any other address provided to the General Partner by such Limited Partner.

(b)	Any such notice that is sent by certified mail shall
be deemed to be given two (2) days after the date on which the same is mailed.

(c)	The General Partner may change its address for
purposes of this Agreement by giving written notice of such change to the Limited Partners, and any Limited Partner may change his address for purposes of this Agreement by giving written notice of such change to the General Partner, in the manner hereinbefore provided for the giving of notices.

16.2	Article and Section Headings

The Article and Section headings in this Agreement are inserted for convenience and identification only and are in no way intended to define or limit the scope, extent or intent of this Agreement or any of the provisions hereof.

16.3	Construction

Whenever the singular number is used herein, the same shall include the plural; and the neuter, masculine and feminine genders shall include each other. If any language is stricken or deleted from this Agreement, such language shall be deemed never to have appeared herein and no other implication shall be drawn therefrom. The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the General Partner or the Limited Partners.

16.4	Severability

If any covenant, condition, term or provision of this Agreement is illegal, or if the application thereof to any Person or in any circumstance shall to any extent be judicially determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such covenant, condition, term or provision to Persons or in circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each covenant,
condition, term and provision of this Agreement	shall be valid and
enforceable to the fullest extent permitted by law.

16.5	Governing Law

This	Agreement shall be construed and enforced in accordance
with, and governed by, the internal laws of the State of California.

16.6	Counterparts

This	Agreement may be executed in one or more counterparts each
of which shall, for all purposes, be deemed an original and all of such counterparts, taken together, shall constitute one and the same Agreement binding on all of the Partners.

16.7	Entire Agreement

This Agreement constitutes the entire agreement of the parties.
All prior agreements among the parties, whether written or oral, are merged herein and shall be of no force or effect. This Agreement cannot be changed, modified or discharged orally but only by an agreement in writing. There are no representations, warranties, or agreements other than those set forth in this Agreement, the Subscrip-tion Agreement, or the Prospectus, if any.

16.8	Cross-References

All cross-references in this Agreement, unless specifically directed to another Agreement or document, refer to provisions in this Agreement.

16.9	Power of Attorney to the General Partner

(a)	Each Limited Partner hereby irrevocably makes,
constitutes, and appoints the General Partner and any person designated by it, with full substitution, its agent and attorney-in-fact in his name, place and stead, to make, execute, swear to and acknowledge, amend, file, record and deliver the following documents and any other documents deemed by the General Partner necessary for the business of the Partnership: (i) any Certificate of Limited Partnership, required or permitted to be filed on behalf of the Partnership, and any and all certificates as necessary to qualify or continue the Partnership as a limited partnership or partnership wherein the Limited Partners thereof have limited liability in the states where the Partnership may be doing business, and all instruments which effect a change or modification of the Partnership in accordance with this Agreement; (ii) this Agreement and any amendments thereto in accordance with this Agreement; (iii) any other instrument which is now or which may hereafter be required or advisable to be filed for or on behalf of the Partnership; (iv) any agreement to secure payment of additional contributions due from that Limited Partner; (v) any document which may be required to effect the continuation of the Partnership, the admission of an additional or Substituted Limited Partner, or the dissolution and termination of the Partnership (provided such continuation, admission or dissolution and termination is in accordance with the terms of this Agreement), or to reflect any reductions in amount of contributions of Partners; (vi) any document, instrument, application, certificate, or order required to be made, executed, acknowledged, or sworn to in connection with the withdrawal or receipt from escrow of any cash of a Limited Partner in connection with his purchase of Units, consistent with the Prospectus; in each case having the power to execute such instruments on his behalf, whether the undersigned approved of such action or not; and
(vii) any additions, deletions and corrections to the Subscription Agreement which does not adversely affect the position of the Limited Partners.

(b)	This Power of Attorney is a special Power of Attorney
coupled with an interest, and shall not be revoked and shall survive the assignment, delivery, or transfer by the undersigned of all or part of his interest in the Partnership and, being coupled with an interest, shall survive the death or disability or cessation of the existence as a legal entity of the undersigned, except that where the assignee has been approved by said attorney, as General Partner of the Partnership, for admission to the Partnership as a Substituted Limited Partner, this Power of Attorney shall survive the delivery of such assignment for the sole purpose of enabling said attorney to execute, acknowledge and file any instrument necessary to effectuate said substitution.

(c)	Each Limited Partner hereby gives and grants to his
said attorney full power and authority to do and perform each and every act and thing whatsoever requisite, necessary or appropriate to be done in or in connection with this Power of Attorney as fully to all intents and purposes as he might or could do if personally present, hereby ratifying all that his said attorney shall lawfully do or cause to be done by virtue of this Power of Attorney.

(d)	The existence of this Power of Attorney shall not
preclude execution of any such instrument by the undersigned individually on any such matter. A person dealing with the Partnership may conclusively presume and rely on the fact that any such instrument executed by such agent and attorney-in-fact is authorized, regular and binding without further inquiry.

(e)	This Power of Attorney may be exercised by an officer
of the General Partner by a facsimile signature of such officer, or by listing all of the Limited Partners executing any instrument with a single signature of one of the officers of the General Partner acting as attorney-in-fact for all of them.

16.10  Further Assurances

The Limited Partners shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purposes of this Agreement.

16.11  Successors and Assigns

Subject in all respects to the limitations on transferability contained herein, this Agreement shall be binding upon, and shall inure to the benefit of, the heirs, administrators, personal representatives, successors and assigns of the respective parties hereto.
16.12  Waiver of Action for Partition

Each of the parties hereto irrevocably waives during the term of the Partnership and during the period of its liquidation following any dissolution, any right that he may have to maintain any action for partition with respect to any of the assets of the Partnership.

16.13  Creditors

None of the provisions of this Agreement shall be for the benefit of or enforceable by any of the creditors of the Partnership or the Partners.

16.14  Remedies

The rights and remedies of the Partners hereunder shall not be mutually exclusive, and the exercise by any Partner of any right to which he is entitled shall not preclude the exercise of any other right he may have.

16.15  Authority

Each individual executing this Agreement on behalf of a partnership, corporation, or other entity warrants that he is authorized to do so and that this Agreement will constitute the legally binding obligation of the entity which he represents.

16.16  Tax Elections

The General Partner shall cause the Partnership to make all elections required or permitted to be made for income tax purposes in such manner as the General Partner in its sole discretion deems appropriate or necessary. However, it is not anticipated that the General Partner will elect, in accordance with Section 754 of the Internal Revenue Code, to adjust the basis of the Partnership property as described in Sections 734 and 743 of the Internal Revenue Code.

16.17  Signatures

The signature of the General Partner shall be sufficient to bind the Partnership to any agreement or on any document, including, but not limited to, documents drawn or agreements made in connection with the acquisition or disposition of any assets.

16.18  Withholding Taxes

In the event that the Partnership is obligated to withhold taxes with respect to any Partner:

(a)	Any tax required to be withheld shall be charged to
that Partner's capital account as if the amount of such tax had been distributed to such Partner;

(b)	The General Partner shall have the right to make a
loan to such Partner in an amount equal to the amount of tax required to be withheld to the extent that cash is needed to make the withholding payments attributable to that Partner; and

(c)	The General Partner may retain appropriate portions of
a Partner's distributions until any withholding obligations relating to that Partner are satisfied and may apply such distributions to any loan made pursuant hereto.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of ________________, 1987.

GENERAL PARTNER:
Prometheus Development Co., Inc., a California corporation


By /S/ SANFORD N. DILLER
     Sanford N. Diller
     President


INITIAL LIMITED PARTNER:
Prom XX, Inc., a California corporation


By /S/ SANFORD N. DILLER
     Sanford N. Diller
     President


ADDITIONAL LIMITED PARTNERS

Pursuant to Signatures on Subscription Agreement


Upon admission of the additional
Limited Partners set forth in
Schedule A, the Initial Limited
Partner hereby withdraws as a Partner
of the Partnership upon redemption
for the cost of its interest.


Prom XX, Inc.,
a California corporation


By /S/ SANFORD N. DILLER
     Sanford N. Diller
     President

Exhibit (c)(2)

MANAGEMENT AND OPERATING AGREEMENT

AGREEMENT
THIS AGREEMENT (the "Agreement") made this 1st day of October, 1992 (the "Effective Date"), by and between PROMETHEUS INCOME PARTNERS, a California limited partnership ("Owner"), and THE PROMETHEUS COMPANY ("Operator").

RECITALS:

A. Owner is the owner of that certain improved real property and the improvements thereon known as Alderwood/Timberleaf Apartments, consisting of 234 units, located at 900 Pepper Tree Lane, Santa Clara, California 95051; and Timberleaf Apartments, consisting of 124 units, located at 2147 Newhall Street, Santa Clara, California
95051(collectively, the "Property").

B. Owner desires to obtain the services of Operator for the purpose of managing, operating, maintaining and leasing the Property, and Operator desires to provide such services.

C. Operator holds a California real estate brokerage license through an authorized officer of Operator, as may be required for the services to be provided by Operator hereunder.
AGREEMENT:

NOW, THEREFORE, IN CONSIDERATION OF the promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Owner and Operator agree as follows:

ARTICLE 1
APPOINTMENT OF OPERATOR

1.1  Appointment and Acceptance.
Owner hereby appoints Operator, and Operator hereby accepts appointment as Owner's exclusive agent to manage, operate, maintain, and lease the Property on the terms and conditions set forth herein.

ARTICLE 2
TERM

2.1  Term.

Subject to the early termination provisions of Section 2.2, the term of this Agreement shall commence on the 1st day of October, 1992, and shall continue to and include the 30th day of September, 1993 (the "Expiration Date"). This Agreement shall automatically continue after the Expiration Date on a month-to-month basis, subject to the right of either party to terminate this Agreement by giving termination. The Management Fees (as defined in Section 3.1) during the period following the Expiration Date shall be at the rates in effect on the Expiration Date, unless the parties agree otherwise in writing.

2.2  Early Termination.
Notwithstanding the provisions of Section 2.1, this Agreement and the obligations of the parties hereunder may be terminated prior to the Expiration Date as follows:

2.2.1  Destruction or Sale of The Property.
Upon the sale, condemnation, or destruction of twenty-five percent (25%) or more of the Property, either party may terminate this Agreement by giving written notice of termination to the other party within fifteen (15) days after receipt of notice of such event; and this Agreement shall terminate thirty (30) days after receipt of such notice of termination.

2.2.2  Legal Compliance.
Upon the failure of Owner to comply with any requirement, rule, order, determination, ordinance or law of any federal, state, local or other governmental authority affecting the Property, or the operation or use thereof, within thirty (30) days after having received written notice of such noncompliance from Operator, Operator may terminate this Agreement by giving Owner written notice of termination within fifteen
(15) days after the expiration of such thirty (30) day period, provided, however, that if more than thirty (30) days are required for such compliance and Owner begins to cure such noncompliance within fifteen (15) days after written notice thereof from Operator and diligently pursues such cure to completion, Owner shall have a reasonable time to complete such cure, and provided further that Owner shall not be required to so cure any such noncompliance during the period that Owner is actively contesting such requirement in good faith. This Agreement shall terminate ten (10) days after receipt of such notice of termination.

2.2.3  Default.
Upon a default by either party in the performance of any of its obligations hereunder which continues for thirty (30) days after written notice from the nondefaulting party to the defaulting party specifying such default, the nondefaulting party may terminate this Agreement by giving the defaulting party written notice of termination within fifteen (15) days after the expiration of such thirty (30) day period; provided, however, that if more than thirty (30) days are required to cure such default and the defaulting party begins to cure such default within fifteen (15) days after written notice thereof from the nondefaulting party, and diligently pursues such cure to completion, the defaulting party shall have a reasonable time to complete such cure. This Agreement shall terminate ten (10) days after receipt of such notice of termination. After the filing of a petition in bankruptcy, by or against either party, which has not been dismissed within thirty (30) days after filing, or upon the making of an assignment for the benefit of creditors or to take advantage of any insolvency act by either party, the other party may terminate this Agreement by giving written notice of termination to said party within fifteen (15) days after receipt of notice of such event; and this Agreement shall terminate ten (10) days after receipt of such notice of termination.

2.2.4  Notice.
Upon thirty (30) days prior written notice of termination given by one party to the other, either party may terminate this Agreement; and this Agreement shall terminate thirty (30) days after receipt of such notice of termination.

2.3  Effect of Termination.
Upon termination of this Agreement for any reason, Operator shall cease to act as the agent of Owner hereunder, and the parties shall have no further rights or obligations hereunder except as follows:

2.3.1  Records.
Operator shall deliver to Owner all Books, Records, and Documents (as defined in Subsection 4.3.1) and cooperate to facilitate the orderly transition of management of the Property; provided, however, that Operator shall be compensated at its then current hourly rate for any services provided after the termination date;

2.3.2  Accounting.
Operator shall complete all accounting and reporting functions for the period ending on the termination date, and shall deliver to Owner an accounting of all funds of Owner held or controlled by Operator and shall turnover all such funds to Owner, after deducting any amounts due and owing Operator for Management Fees or for reimbursement of expenditures made by Operator for the benefit of Owner or the Property;

2.3.3  Compensation.
Owner shall pay Operator any and all compensation and reimbursements due and owing Operator hereunder, which has not been paid pursuant to Subsection 2.3.2; and

2.3.4  Survival.
The provisions of Articles 8 and 9 shall survive the termination of this Agreement.

ARTICLE 3
COMPENSATION - MANAGEMENT FEES

3.1  General.
Subject to Subsection 2.2.4, Operator shall be compensated for its services to be paid as provided in Exhibit "A" attached hereto and incorporated herein by this reference (collectively the "Management Fees"). The fixed management fee shall be paid in monthly installments in advance on the first day of each month. Operator is hereby authorized to pay the Management Fees and any reimbursements due and owing Operator from the funds of Owner in the General Account (as defined in Subsection 6.1.2) or any other funds of Owner, as part of the operating expenses of the Property. Management Fees for any partial month shall be prorated according to the actual number of days during such month that this Agreement was in effect based on a 30-day month. Operator shall be reimbursed for any out-of-pocket expenses incurred by Operator in connection with Operator's obligations hereunder which are to be performed "at Owner's expense" at the time of such expenditure. Except as expressly provided otherwise in this Agreement, all expenses incurred by Operator or third parties in the management, operation, maintenance or leasing of the Property shall be at Owner's expense. Operator shall be separately compensated, in addition to the Management Fees, at Operator's then current hourly rate for any services which are to be provided by Operator hereunder "at Owner's expense."

ARTICLE 4
OPERATOR AUTHORITY AND OBLIGATIONS
4.1 General. Operator is hereby authorized and agrees, subject to the terms and conditions hereof, to manage, operate, maintain and lease the Property in accordance with the customs and practices of professional managers of similar properties in the area where the Property is located, and to provide customary management services at the Property for the ordinary and usual day-to day operation of the Property consistent with that which is necessary and appropriate for buildings similar to the improvements located on the Property.

4.2  Collection of Monies.
Operator shall use commercially reasonable efforts and means to collect the rents and other charges due from tenants, parking charges, and all other charges and revenues of the Property. Upon Operator's recommendation and Owner's written approval, Operator may institute legal proceedings on behalf of and in the name of Owner for the collection of sums payable in connection with the operation and use of the Property. Owner authorizes Operator to undertake on behalf of and in the name of Owner, all customary steps to accomplish the lawful dispossession and eviction of tenants, guests, and other persons from the Property. Operator shall use Operator's administrative personnel to handle small claims trials and administrative hearings to the extent that Operator, in its sole and absolute discretion, determines that such personnel are so qualified. Owner shall cooperate with Operator, execute documents and appear personally as may reasonably be required for the prosecution of any legal proceedings. Operator may consult legal counsel by and on behalf of Owner and at Owner's expense, with respect to any legal proceedings, without Owner's consent; provided, however, that Operator shall obtain Owner's written consent before retaining legal counsel and experts to appear and represent Owner in legal proceedings at Owner's expense.

4.3 Books, Records and Documentation.

4.3.1  Maintenance.
Operator shall maintain either at Operator's principal office or at the Property, complete and separate books, records and documents relating to the management, operation, maintenance and leasing of the Property, including, without limitation, all original contracts and leases, and amendments and extensions thereof, correspondence with tenants and prospective tenants, computations of rental adjustments, maintenance and preventive maintenance programs, schedules and logs, tenant improvements and construction records, inventories of personal property and equipment, correspondence with vendors, job descriptions of positions necessary for the operation of the Property, correspondence with federal, state, local, or other governmental authorities, informational brochures, and records of accounts held or maintained by Operator with respect to the Property (collectively, the "Books, Records, and Documents"). Unless otherwise instructed by Owner, in writing, Operator shall prepare the books and records of account in conformity with generally accepted accounting principles consistently applied. Owner shall have the right, at Owner's expense, to examine, audit and take originals and copies of said Books, Records and Documents at the place where Operator maintains said records at reasonable times and upon reasonable notice; provided, however, that
(i) Owner shall leave copies with Operator of any originals so removed and (ii) provided Owner shall not unreasonably interfere with Operator's ability to perform its obligations hereunder.

4.3.2  Reports.

(a)  Monthly.
Operator shall deliver to Owner, on or before the twentieth (20th) of each month, financial and management information for the immediately preceding month, showing a profit and loss statement, a balance sheet, a cash reconciliation statement, and the status of the Security Deposit Account (as defined in Subsection 6.1.3, if any, for such month. Monthly accounting reports shall be in a format determined by Operator and approved by Owner. Operator shall also, upon written request from Owner, furnish such further accounting and fiscal information as may be reasonably necessary to meet Owner's reasonable financial information requirements. Any excessive demands imposed on Operator by Owner with respect to reporting requirements, including, without limitation, reports not generated by Operator in the ordinary course of business, overnight delivery costs in excess of two packages per month and wiring of funds in excess of one time per month, shall be at Owner's expense.


(b)  Annual.
Operator shall deliver the following reports on the Property to Owner at the same time that Operator submits the proposed annual budget prior to the commencement of each fiscal year: market analysis; rental rate recommendations; a listing of all capital improvement and all repair, maintenance, renovation and replacement expenditures (together with estimated costs for each item) anticipated to be made during the upcoming fiscal year; a payroll analysis including a salary or wage description for every on-site employee listed in Subsection 4.18.2, and a review of all real estate, personal property, assessments and other taxes affecting the Property.

4.4  Annual Audit.
The services provided by Operator hereunder in return for the Management Fees do not include an annual audit. Upon written request from Owner, at the end of each fiscal year for the Property, or upon the termination of this Agreement, Operator shall arrange for and coordinate by and on behalf of Owner and at Owner's expense, an annual audit of the Books, Records and Documents of the Property and/or the preparation for execution by Owner of all forms, reports, and returns required by any federal, state, local, or other governmental authorities relating to the Property, by a firm of certified public accountants approved by Owner. All such services by third party accountants shall be paid for by Owner and the contract for any such audits or preparation of forms shall be between the firm of certified public accountants and Owner. Any additional accounting services, outside of the normal monthly recording requirements, which are required of Operator in connection with such third party accountant services, shall be at Owner's expense.

4.5  Repairs and Maintenance.
Operator shall use good faith efforts by and on behalf of Owner and at Owner's expense, to maintain the Property in a first class condition, shall regularly inspect the readily accessible areas of Property, shall take normal and customary precautions against fire, vandalism, burglary and trespass on the Property, and shall arrange to have all customary repairs and maintenance performed. Operator is authorized to make all customary expenditures pursuant to this Section 4.5 for any single item costing Two Thousand Five Hundred Dollars ($2,500) or less, or any amount which has been approved for such item in the applicable Annual Budget (as defined in Section 7.2). All other expenditures shall be approved of in advance by Owner.
Notwithstanding the foregoing, Operator is authorized to undertake any emergency repairs to the Property which are immediately necessary for the preservation or safety of the Property or persons, or which are required to avoid suspension of necessary services to the Property, without the prior written consent of Owner; provided, however, that Operator shall use reasonable efforts to contact and secure the prior approval of Owner if Operator, in its reasonable discretion, estimates that any such emergency expenditure may exceed Five Thousand Dollars ($5,000).

4.6  Security Service.
Unless otherwise agreed in writing by the parties, Operator shall hire on behalf of Owner and at Owner's expense, a security service for the Property.

4.7  Capital Expenditures.
Operator is authorized to make customary expenditures by and on behalf of Owner and at Owner's expense, with respect to alterations, capital improvements, renovations or replacements of furniture, fixtures or equipment on the Property for any single item so long as it does not exceed fifteen percent (15%) or Two Thousand Five Hundred Dollars ($2,500), whichever is less, of the amount originally approved for such item in the applicable Annual Budget. All other expenditures shall have the prior written approval of Owner. Operator shall furnish Owner information regarding any such expenditure in excess of Two Thousand Five Hundred Dollars ($2,500) in Operator's monthly report for the month of such expenditure.

4.8  Disposition of Fixed Assets.
Operator is authorized to dispose of fixed assets which have a stated original value of One Thousand Five Hundred Dollars ($1,500) or less.
 All other dispositions of fixed assets of the Property shall have the prior written approval of Owner. Operator shall furnish Owner information regarding any disposition of fixed assets in Operator's monthly report for the month of such disposition.
4.9  Service Contracts and Equipment Leases.
Operator is authorized to negotiate and enter into by and on behalf of Owner and at Owner's expense, all contracts and equipment leases as are required in the ordinary course of business for the management, operation, maintenance, and leasing of the Property for which the total amount payable is Five Thousand Dollars ($5,000) or less, and the term of which does not exceed one (1) year. All other contracts and equipment leases shall have the prior written approval of Owner. Notwithstanding the foregoing, Operator is authorized to enter into any contract in an emergency which is immediately necessary for the preservation or safety of the Property or persons, or which is required to avoid suspension of necessary services to the Property, without the prior written consent of Owner; provided, however, that Operator shall use reasonable efforts to contact and secure the prior approval of Owner if Operator, in its reasonable discretion, estimates that any such emergency expenditure may exceed Five Thousand Dollars ($5,000).

4.10  Supplies.
Operator shall purchase by and on behalf of Owner and at Owner's expense, such supplies and expendable items as are necessary to operate and maintain the Property. When taking bids or issuing purchase orders, Operator shall use commercially reasonable efforts to secure for Owner's benefit any discounts, commissions, or rebates obtainable in connection with such purchases.

4.11  Inventory.
Operator shall conduct and prepare a physical inventory of the personal property, materials, and equipment of Owner used in connection with the Property, at the commencement and termination of this Agreement and at the end of each fiscal year.

4.12  Insurance.

4.12.1  Property Insurance.
Operator shall not knowingly permit the use of the Property for any purpose which might increase the premium payable under, render any loss uncollectible under, or void any policy of insurance relating to the Property. Operator is authorized to settle by and on behalf of Owner any and all claims in the amount of Five Thousand Dollars ($5,000) or less against any policy of insurance relating to the Property, including, without limitation, the execution of proof of loss, the adjustment of losses, the signing of receipts, and the collection of proceeds. All other insurance claims shall be settled by Operator only with the prior written consent of Owner.

4.12.2  Workers Compensation Insurance.
While this Agreement is in effect, Operator shall obtain and maintain in full force and effect Workers' Compensation insurance for all of Operator's corporate employees providing services for the Property, and all on-site employees hired for the Property, in the amount of the statutory limit, including broad form all states coverage and Employer's Liability of at least Five Hundred Thousand Dollars ($500,000). Operator shall pay, at Operator's expense, for the cost of all such insurance for all corporate employees of Operator (other than on-site employees as set forth below), including, without limitation, the personnel listed in Subsection 4.18.1. Operator shall pay, at Owner's expense, for the cost of all such insurance for on-site employees hired for the Property, including, without limitation, the personnel listed in Subsection 4.18.2, which costs shall be reimbursed to Operator at Operator's current Workers' Compensation rates. Operator shall furnish Owner with certificates of any such insurance upon written request from Owner therefor.

4.12.3  Fidelity Bond.
While this Agreement is in effect, Operator shall furnish to Owner, at Owner's expense, a fidelity bond in an amount sufficient to cover all on-site employees employed by Operator who are be responsible for handling any monies belonging to Owner. Operator will not be responsible for fidelity claims below Operator's deductible of ten thousand dollars ($10,000).

4.13  Compliance with Legal Requirements.
Operator shall use reasonable and customary means to obtain current information and to comply, at Owner's expense, with any requirement, rule, order, determination, ordinance or law of any federal, state, local or other governmental authority affecting the Property, or the operation or use thereof, subject to the limitations set forth in Sections 4.5, 4.7 and 4.9. Notwithstanding the foregoing, Operator shall not take any action regarding legal compliance during the period that Owner is actively contesting any such requirement.

4.14  Reporting Requirements.
Upon receipt of Owner's written approval thereof, Operator shall prepare, execute and file by and on behalf of Owner any customary and standard reports and documents required by any governmental authority having jurisdiction over Owner or the Property; provided, however, that the preparation and filing of any special report or document that is not routinely required in the day-to-day management, operation, maintenance or leasing of the Property shall be at Owner's initiative and expense. Nothing herein shall be deemed to require Operator to assume the responsibility to alert Owner of all reporting requirements which may be required by law.
4.15  Licensing/Permits.
Operator agrees to maintain, at Operator's expense, on a current basis all licenses required of Operator for the conduct of its business as property manager of the Property. Operator shall obtain and maintain, at Owner's expense, on a current basis all customary licenses and permits required of Owner for the operation, management, maintenance and leasing of the Property.

4.16  Energy Conservation.
Operator shall use reasonable and customary means to control the use of utilities at the Property in light of the existing condition of the improvements on the Property so as to minimize total utility costs and satisfy Owner's obligations to tenants and other occupants and users of the Property.

4.17  Advertising.
Operator shall advertise the Property at Owner's expense for rent at such times and by use of such media as it deems reasonable, subject to the limitation of the amounts so allocated in the applicable Annual Budget, or such other amount approved in writing by Owner.

4.18  Employment of Personnel.
Operator shall hire, train, supervise, direct the work of, pay, and discharge all personnel reasonably necessary for the management, operation, maintenance and leasing of the Property. Such personnel shall in every instance be employees of Operator and not of Owner. Owner shall have no right to supervise or direct such employees. The terms "employees" or "personnel" shall be deemed to mean and include employment of a casual, temporary, or part-time nature.

4.18.1  Off-Site Employees.
The salaries, wages, other compensation and fringe benefits (including, without limitation, social security, taxes, worker's compensation insurance, and the like), and travel, entertainment and other expenses shall be paid by Operator, at Operator's expense, for the following off-site employees working in connection with the Property on a nonexclusive basis:

(a) Executive personnel and employees of Operator charged with general administration of Operator's performance of this Agreement, and with the general supervision, direction, and control of personnel listed in this Subsection 4.18.1;

(b) A property manager (Regional Manager) for the Property who shall be experienced in the administration and operation of an asset of the size, character, and quality of the Property and who shall devote such time as is necessary to the on-site supervision of the Property to permit its operation on a basis comparable to other similar properties;

(c) Bookkeepers and accountants;

(d) Record-keeping personnel;

(e) Secretaries;

(f) Purchasing personnel.

4.18.2  On-Site Employees.
The salaries, wages, other compensation and fringe benefits
(including, without limitation, social security, taxes, worker's compensation insurance, and the like), and other expenses shall be paid by Operator, at Owner's expense, for the following on-site employees working in connection with the Property:

(a) Building Manager: A full-time person who is experienced in the administration and operation of an asset of the size, character, and quality of the Property;

(b) Chief Engineer: A full-time building engineer/maintenance person with background and experience in the administration and operation of repair and maintenance programs for an asset of the size, character, and quality of the Property. Such person shall be capable of and may perform minor maintenance and repair on the Property;

(c) Assistant to the On-site Building Manager;

(d) On-site Leasing Coordinator (if applicable);

(e) Such other personnel required to operate and maintain the Property including, without limitation, full and/or part-time air-conditioning mechanics, electricians, plumbers, painters, carpenters, groundskeepers, janitorial and custodial persons, and security guards.
 Such other personnel shall be hired only if compensation for such positions is included in the applicable Annual Budget, or approved in writing by Owner.

All reasonable travel and entertainment expenses incurred by the Building Manager shall be at Owner's expense. No moving expenses or educational expenses of any on-site personnel will be paid or reimbursed by Owner unless such amount is so allocated in the applicable Approved Budget or approved in writing by Owner.

4.19  Leasing.
Operator shall make diligent efforts to secure and/or retain tenants for the Property, recognizing that the goal of leasing is to achieve the highest possible occupancy at the best possible rental rates. Prior to the execution of a new lease by a tenant, Operator shall in good faith conduct such investigations of the financial responsibility and general reputation of the prospective tenant, as are ordinarily and customarily performed by the managers of similar properties in the area where the Property is located. Operator shall submit recommendations for a schedule of asking rents for the Property at the same time that Operator submits proposed annual budgets for the Property to Owner.

4.20  Taxes.
Upon written request from Owner, Operator shall verify bills for real estate, personal property or other taxes, improvement assessments, and other similar charges which are or may become liens against the Property or which may be levied on the basis of ownership, operation, or use of the Property. Upon written request from Owner, Operator shall give advice and assistance to Owner in the negotiation and prosecution of all claims for the reduction or equalization of property tax assessments and other tax assessments affecting the Property; provided, however, that Operator shall have no obligation to prosecute claims for a reduction of taxes or other assessment affecting the Property, or any appeals thereof. Upon written request from Owner, Operator shall file all personal property tax returns related to the Property after timely execution and delivery of such returns to Operator by Owner.

ARTICLE 5
OWNER DUTIES AND OBLIGATIONS

5.1  Insurance.
While this Agreement is in effect, Owner shall be responsible for the insurance required in this Section 5.1. All such insurance coverage shall be placed with companies rated AA or higher with Standard and Poors or A, Class XV, with Bests, in such amounts as shall be reasonably acceptable to Operator, and otherwise in conformity with the requirements of any mortgage secured by the Property. Owner's insurance shall name Operator as an additional insured, as its interests may appear, and shall provide that the insurer shall be obligated to give Operator thirty (30) days prior written notice of any expiration, cancellation or material change in policy coverage. Owner shall deliver to Operator a certificate or certificates of said insurance. It is further agreed that Owner's insurance shall be primary, and that any insurance which may be provided by Operator is excess and non-contributing.
5.1.1  Casualty.
Owner shall cause to be obtained and maintained in full force and effect, fire and extended coverage insurance and other customary insurance for the Property.


5.1.2  General Liability.
Owner shall obtain and keep in full force and effect public liability, including personal injury and contractual liability, insurance with respect to the Property, and the operation and use thereof, with coverage of not less than $1,000,000 CSL per occurrence for bodily injury and property damage, and not less than $5,000,000 policy general aggregate with a deductible not in excess of $10,000.

5.1.3  Waiver of Subrogation.
Each party on behalf of itself and its' insurance carriers hereby waives any subrogation rights it may have against the other party.

5.2  Debt Service, Taxes and Assessments.
Owner shall pay all debt service, taxes, impositions, or assessments relating to the ownership, operation or use of the Property (including without limitation improvement assessments, real estate taxes, personal property taxes, taxes on income or rents, or any charges similar to or in lieu of any of the foregoing) prior to the delinquency date therefor.

5.3  Consent.
Owner shall not unreasonably withhold or delay any consents or approvals requested by Operator hereunder; and Owner shall cooperate as necessary and appropriate in the Operator's performance of Operator's duties hereunder.

5.4  Payments.
Owner shall promptly make any deposits or payments required of Owner hereunder.

ARTICLE 6
BANK ACCOUNTS
6.1  Establishment of Accounts.
Operator shall establish bank accounts for the management, operation, maintenance and leasing of the Property as set forth below. Owner may select the banks or other institutions to be used for such accounts and may designate Owner's choice of the type of account to be used, by prior written notice to Operator, subject to Operator's right to maintain such accounts as are reasonably required for the proper performance of Operator's duties hereunder.
6.1.1  Depository Account.
Operator shall establish a "Depository Account" to be used solely for the Property, in the name of Prometheus Income Partners, DBA which shall be used for the deposit of all funds received from the operation of the Property, unless Owner agrees in writing that the General Account (as defined in Subsection 6.1.2) shall be used for such purpose. Upon Owner's written request, this account may also be used for reserves and/or impounds for taxes and insurance. The Depository Account shall be an interest bearing account, subject to the terms and conditions imposed by the banking institution. Owner shall be responsible for maintaining a minimum balance of Two Thousand Five Hundred Dollars ($2,500) in the Depository Account. The maximum balance for the Depository Account shall be determined based upon the applicable Approved Budget and desired level of reserves and may be adjusted from time to time as necessary and agreed upon in writing by the parties.

6.1.2  General Account.
Operator shall establish and maintain a "General Account" in the name of Operator, which shall be a commingled account and used as a centralized disbursement account by Operator with respect to the different properties managed by Operator, the funds of which shall be used to pay the normal and customary expenses of the management, operation, maintenance and leasing of the Property pursuant to this Agreement. The General Account shall also be used to pay insurance premiums, ad valorem taxes on real and personal property, and debt service related to the Property if requested in writing by Owner. The General Account shall also be used for disbursements of excess cash proceeds of the Property to Owner. Owner acknowledges and agrees that the General Account may be used by Operator for purposes other than those related to the Property, and that Owner's funds may be commingled in the General Account with the funds of Operator and other parties. Operator shall maintain at all times complete records which trace the transactions and balances in the General Account separately for each party and/or property.

6.1.3  Security Deposit Account.
Operator shall establish a "Security Deposit Account" to be used solely for the Property in the name of Alderwood/Timberleaf, if required by applicable law, for the retention of security deposits delivered in connection with leases of any portion of the Property.
If no Security Deposit account is established pursuant to this Subsection 6.1.3, the security deposits for the Property shall be held in the depository account.

6.1.4  Petty Cash Fund.
Operator may also maintain a petty cash fund from money in the General Account and make payments therefrom for expenses incurred in connection with the management, operation, maintenance and leasing of the Property in a manner customary in the property management business.

6.2  Transfer of Funds.
Operator shall regularly wire transfer funds from the Depository Account to the General Account in amounts required to cover the disbursements from the General Account made by Operator with respect to the Property. Upon written request from Owner, at the end of each month, Operator shall remit to Owner the cash balance remaining in the Depository Account which is in excess of the $2,500 minimum balance provided for in Subsection 6.1.1.

6.3  Initial Deposit and Contingency Reserve.
Immediately upon commencement of this Agreement, Owner shall remit to Operator the sum of N/A Dollars ($), plus an additional sum of N/A Dollars ($) as a contingency reserve, to be deposited in the Depository Account as an initial deposit representing the estimated disbursements to be made in the first month following the commencement of this Agreement.

6.4  Funds Provided by Owner.
If the funds collected by Operator from the operation of the Property are not sufficient to pay the expenses incurred and authorized to be paid in the management, operation, maintenance and leasing of the Property and to make all payments and reimbursements to Operator pursuant hereto, Operator shall submit to Owner a statement showing such shortfall and identifying the bills and charges requiring payment and/or reimbursement, and Owner shall immediately deposit funds sufficient to make all such payments and reimbursements in the Depository Account.

ARTICLE 7
ANNUAL BUDGETS

7.1  Submission of Annual Budgets.
Upon the earlier to occur of the commencement of the term of this Agreement or the completion of construction of the improvements on the Property (for new development property), and thereafter at least forty-five (45) days prior to the beginning of each fiscal year for the Property, Operator shall prepare and submit to Owner for Owner's approval a proposed annual budget for the Property for the following fiscal year, or the balance of the current fiscal year, as the case may be, consisting of (a) the estimated income and expenses and (b) the estimated capital expenditures. The proposed annual budgets shall be prepared on a monthly basis and shall be made assuming accrual basis accounting, unless Owner requests otherwise in writing. Each proposed annual budget shall include a detailed explanation to support the estimated numbers.

7.2  Approved Budgets.
The proposed annual budget, or any modification thereof, shall be deemed approved by Owner, if Owner does not deliver Owner's written objections and requests for modifications to Operator on or before the date which is thirty (30) days after Owner's receipt thereof. Once so approved, the proposed annual budget shall be the approved "Annual Budget" for purposes of this Agreement. Operator shall make reasonable modifications to the proposed annual budget as requested by Owner and resubmit the proposed annual budget, as modified, to Owner; provided, however, that if in Operator's sole and absolute discretion, Owner's requested modifications make the Operator's performance of its obligations hereunder infeasible, Operator shall have the right to declare a default by Owner hereunder and terminate this Agreement as provided in Section 2.2.4 by giving written notice thereof to Owner.

ARTICLE 8
ENVIRONMENTAL CONDITIONS

8.1  Owner's Representations and Warranties.
Owner represents and warrants to Operator that Owner has made full and complete disclosure to Operator of the release, storage, use, manufacture, presence, or the transportation of any Toxic or Hazardous Substances in, on, around, about, to or from the Property; and Owner has provided Operator with copies of all studies, reports, testing results, surveys, operations and management plans performed by or for Owner or its predecessors or other such information in Owner's possession or control concerning or referring to Toxic or Hazardous Substances and/or environmental conditions in, on, around or about the Property. "Toxic or Hazardous Substances" as used herein includes, any and all substances, materials and wastes regulated by federal, state or local governmental authority, including, without limitation, laws and regulations under California Proposition 65, the California Asbestos Notification Law, CERCLA, RCRA, OSHA, and private actions related or similar thereto, and including without limitation those substances considered dangerous to the health or safety of building occupants, PCB's, asbestos, substances known or suspected to be cancer causing, underground storage tanks of any kind, and any other contaminant or material reasonably considered to be potentially harmful to human health or safety. Owner shall have a continuing obligation to provide notice to Operator of any such Toxic or Hazardous Substances. Owner represents and warrants for the benefit and reliance of Operator that it has no knowledge or information concerning any Toxic or Hazardous Substances which have been or are in, on, around or about the Property except as disclosed to Operator in writing pursuant to this Section 8.1 and listed on Exhibit C attached hereto. Any misrepresentation by Owner under this Section
8.1 shall be deemed a default under this Agreement.

8.2 Indemnification. Owner shall indemnify, protect, defend and hold Operator and Operator's affiliates, officers, directors, shareholders, agents and employees harmless from any and all claims, losses, liabilities, penalties, suits, actions or proceedings of any kind including, without limitation, attorney's fees, expert witness fees, and costs of suit arising out of or related to the release, storage, use, manufacture, presence, or the transportation of any Toxic or Hazardous Substances on, to or from the Property, or any misrepresentation under Section 8.2, excepting only those claims which result solely from the willful misconduct of such indemnified party.


8.3  Owner Responsibility.
Owner shall be responsible for directly taking any action and arranging for and entering into any contract or agreement with third parties for the removal, disposal, remediation or abatement of Toxic or Hazardous Substances which may be located in, on, around, or about the Property, whether now known and disclosed by Owner or subsequently discovered; and Operator shall have absolutely no obligations hereunder with respect thereto. Any such contract or agreement shall be made directly by Owner for Owner's own account. Owner shall not use or permit the use of Toxic or Hazardous Substances in, on, around or about the Property.

ARTICLE 9
GENERAL PROVISIONS

9.1  Relationship.
Operator and Owner shall not be construed as joint venturers or partners, and neither shall have the power to bind or obligate the other party except as expressly set forth in this Agreement. Operator and Owner acknowledge and agree that Operator's relationship to Owner is that of independent contractor and neither party shall represent to anyone that such relationship is other than that of independent contractor.

9.2  Assignment.
Operator may assign this Agreement only to a successor in interest to Operator, upon prior written notice to Owner. Owner may assign this Agreement only to a successor owner of the Property, upon prior written notice to Operator. No other assignment of this Agreement shall be permitted.

9.3  Successors and Assigns.
Subject to the limitations on assignment in Section 9.2, this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, executors, successors, and assigns.

9.4  Indemnification.
9.4.1 Scope. The parties acknowledge and agree that all contracts with and obligations to third parties entered into by Operator hereunder with respect to the Property shall be for the account of Owner and shall be the obligations of Owner; and Owner agrees to and hereby does indemnify, defend, protect, and hold Operator, and its principals, officers, directors, shareholders, partners, employees, and agents (collectively, "Indemnitees") harmless from and against any and all claims, losses, liabilities, penalties, suits, actions or proceedings of any kind including, without limitation, attorney's fees, expert witness fees, and costs of suit arising out of or related thereto. Owner agrees that Operator shall have the absolute right to identify Owner as the principal contracting party in any and all agreements entered into by Operator in connection with this Agreement and to clarify that Operator is executing such agreement only as the agent of Owner and that Owner should be solely responsible for all obligations imposed on Operator pursuant to the terms of such agreement and that Operator shall not have any such liability or responsibility. Owner further hereby does indemnify, defend, protect, and hold Indemnitees harmless from and against all liabilities, claims, suits, damages, judgments, costs, and expenses of whatever nature, including, without limitation, any attorneys' and expert witness fees and costs of suit related to or arising out of any injury to or death of any person(s), damage to property, loss of use of any property, or any other matter arising out of or relating to this Agreement, the Property, any actual or alleged violation of law with respect to the management, operation, use or leasing of the Property, or the conduct or omission of one or more of the Indemnitees, save and except their willful misconduct. Owner shall promptly reimburse the Indemnitees for all such amounts which the Indemnities are required to pay in connection with such liabilities or in defense of any of the foregoing matters.

9.4.2  Conditions.
Operator agrees to notify Owner of any claims for indemnification under this Section 9.4 and to cooperate with Owner in connection with the defense of any such claims which are the subject of the indemnification set forth in Subsection 9.4.1.

9.5 Notices.
All notices provided for in this Agreement shall be given in writing and served personally or by registered or certified mail, postage prepaid, return receipt requested, at the following addresses until such time as written notice of a change of address is given to the other party pursuant to this Section 9.5:

To Owner:  Prometheus Income Partners,
a California limited partnership
2600 Campus Drive
San Mateo, CA  94404

To Operator: The Prometheus Company
Attention:  John H. Pringle
2600 Campus Drive, Suite 200
San Mateo, California 94403-2624

Notice shall be deemed given and received under this Section 9.5 upon personal delivery or two (2) days after deposit in the U.S. Mail, as required in this Section 9.5.

9.6  Entire Agreement/Modification/Construction.
This Agreement represents the entire agreement between the parties with respect to the subject matter hereof. No alteration or modification of this Agreement shall be binding unless in writing and signed by both parties. Titles of Articles, Sections and Subsections are for convenience only and neither limit nor amplify the provisions of this Agreement itself. As used herein, the terms "herein," "hereof," "hereunder," and similar terms shall refer to this entire Agreement. References to Sections and Subsections shall include all subparts thereof.

9.7  Severability.
If any provision of this Agreement or the application thereof to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement and the application of such provision to any person or circumstance, other than those expressly determined invalid or unenforceable, shall not be affected thereby and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

9.8  Applicable Law.
This Agreement shall be construed and enforced in accordance with the laws of the State of California. Venue for any litigation hereunder shall be in the County of San Mateo, State of California.

9.9  Operator.
The term "Operator" as used herein shall include any corporate subsidiaries or affiliates of Operator who perform services for, in, on or about the Property pursuant to this Agreement.

9.10  Attorneys' Fees.
If any dispute, litigation or arbitration between the parties arises out of this Agreement, the losing party in such dispute, litigation or arbitration shall pay to the prevailing party all costs of such dispute, including without limitation, costs of arbitration, attorney's fees, expert witness fees and costs of suit incurred by the prevailing party in connection therewith. Additionally, the prevailing party shall be entitled to all attorneys' fees and costs incurred in enforcing any such judgment or award rendered in connection with such matter. Any judgment or order entered in any such matter or action shall contain a specific provision providing for the recovery of attorneys' fees and costs incurred in enforcing such award or judgment.

9.11  Limitation on Liability of Operator.
Operator, its agents, servants and employees shall have absolutely no liability to Owner for any loss or expense related to the Property or any obligations arising out of or relating to this Agreement or otherwise, unless such loss or expense is caused solely by Operator's fraud or willful misconduct.

WHEREFORE, the parties have executed this Agreement as of the Effective Date.

OWNER: PROMETHEUS INCOME PARTNERS
By:  Prometheus Development Co.
By:  /s/ Virginia Bryant
Title: Vice President, Finance

Date: 10/1/92

OPERATOR:  PROM MANAGEMENT GROUP, INC.
dba THE PROMETHEUS COMPANY

By: /s/ Virginia Bryant
Vice President

Date: 10/1/92


PROMETHEUS INCOME PARTNERS,
a California limited partnership

By: Prometheus Development Co., INC.,
it's general partner

By:/s/ Sanford N. Diller
Sanford N. Diller, President





EXHIBIT A

MANAGEMENT AND OPERATING AGREEMENT DATED, 19

Management Fees

All of the following shall comprise the Management Fees payable to Operator hereunder:

1.Monthly Installments.
As compensation for its services under this Agreement, Operator shall receive, in advance, on the first (1st) day of each month, a sum equal to percent (%) of the total operating revenues of the Property, or Dollars ($) per month, whichever is greater. The amount of the total operating revenues of the Property is determined in accordance with generally accepted principles of accounting, consistently applied.

Gross Income shall exclude the following:

(a) Fire and Extended Coverage loss reimbursements received or accrued, unless they relate to the reimbursement of "lost rents" or business interruption proceeds which shall be included as total operating revenues;

(b) Tax rebates received or accrued;

(c) The portion of revenue determined to be a bad debt;

(d) Proceeds from the sale of assets received or accrued;

(e) Interest income received or accrued, except interest earned on security deposits if held in separate accounts and if required by state, county, or municipal authority.

Operator shall receive as fee for supervision of capital improvement expenditures the amount of percent (%) of the total amount of expenditures for projects in excess of Five Thousand Dollars ($5,000).

For legal matters in which Operator spends more than five (5) hours per month monitoring, supervising, corresponding or other related work, Operator shall receive an hourly fee of Dollars ($).

2. Data Processing Charges. Owner shall pay Operator for data processing charges in the amount of Dollars ($) per one thousand (1,000) square feet of rentable space per month. This charge may be changed from time to time by the written agreement of the parties.

3.Personnel Administrative Fee. Owner shall pay Operator an administrative fee in the amount of five percent (5%) of the gross payroll attributable to the Property for the administration of the employees listed in Subparts (a) through (e), inclusive, of Subsection 4.18.1.

OWNER:

By:
Title:

Date:



OPERATOR:  PROM MANAGEMENT GROUP, INC.
dba THE PROMETHEUS COMPANY

By:
John H. Pringle

Date:



















EXHIBIT A

MANAGEMENT AND OPERATING AGREEMENT DATED, 19

Management Fees

All of the following shall comprise the Management Fees payable to Operator hereunder:

1. Monthly Installments.
As compensation for its services under this Agreement, Operator shall receive, in advance, on the first (1st) day of each month, a sum equal to percent (%) of the total operating revenues of the Property, or Dollars ($) per month, whichever is greater. The amount of the total operating revenues of the Property is determined in accordance with generally accepted principles of accounting, consistently applied.

Gross Income shall exclude the following:

(a) Fire and Extended Coverage loss reimbursements received or accrued, unless they relate to the reimbursement of "lost rents" or business interruption proceeds which shall be included as total operating revenues;

(b) Tax rebates received or accrued;

(c) The portion of revenue determined to be a bad debt;

(d) Proceeds from the sale of assets received or accrued;

(e) Interest income received or accrued, except interest earned on security deposits if held in separate accounts and if required by state, county, or municipal authority.

Operator shall receive as fee for supervision of capital improvement expenditures the amount of percent (%) of the total amount of expenditures for projects in excess of Five Thousand Dollars ($5,000).

For legal matters in which Operator spends more than five (5) hours per month monitoring, supervising, corresponding or other related work, Operator shall receive an hourly fee of Dollars ($).



2. Data Processing Charges.
Owner shall pay Operator for data processing charges in the amount of
 Dollars ($) per one thousand (1,000) square feet of rentable space per month. This charge may be changed from time to time by the written agreement of the parties.

3. Personnel Administrative Fee.
Owner shall pay Operator an administrative fee in the amount of five percent (5%) of the gross payroll attributable to the Property for the administration of the employees listed in Subparts (a) through (e), inclusive, of Subsection 4.18.1.

OWNER:

By:
Title:

Date:



OPERATOR: PROM MANAGEMENT GROUP, INC.
dba THE PROMETHEUS COMPANY

By:
John H. Pringle

Date:

















January 1, 1994


Prometheus Income Partners
2600 Campus Drive
San Mateo, CA  94403

Re:	Alderwood And Timberleaf Apartments

Gentlemen:

This is to inform you that Prom Management Group has changed the name under which it is doing property management from The Prometheus
Company to Maxim Property Management. Please indicate your consent to the foregoing change.

Yours truly,

Prom Management Group, a California corporation, dba Maxim Property Management

By:	/ s /   John H. Pringle
John H. Pringle, Senior Vice President



Agreed and accepted:

PROMETHEUS INCOME PARTNERS,
a California limited partnership

By:	PROMETHEUS DEVELOPMENT CO., INC.,
a California corporation, its general partner

By:	/ s /   John H. Pringle
________________________________


Exhibit (c)(3)

FORM MASTER RENTAL AGREEMENT

THIS AGREEMENT is entered into this ____________ day of ______________, 19 _____, between
____________________________________, hereinafter referred to as
"Management" and the following
Resident(s)__________________________________, hereinafter referred to as "Resident(s)." Management does hereby rent to Resident(s), Apartment Number ___________ located at
					 California, under the following terms and
conditions (as used herein, the term "Management" includes any and all owners of record of the property comprising the complex and their partners, associates, officers, directors, employees, and agents).

TERM, RENT, AND DEPOSIT

1. It is agreed that the monthly rental shall commence on the _______ day of _____, 19___ and will expire on ___________________.
Thereafter, it is mutually agreed that tenancy shall be on a month-to-month basis; and the rent per month will be the same as the rent in the last month of the term of the Rental Agreement, unless management has given a 30-day written notice of change in terms of this agreement.

2. Resident(s) agrees to pay rent to the Management for each month, in advance, by check or money order (but not in cash) on the first day of each month during the full term of this agreement in the sum of $______________ for the apartment as described. There is no grace period. Rent for the first month has been prepaid by Resident(s) in the amount of $__________. All prorations of rent shall be made based on a 30-day month. Rent is paid for days of move-in and move-out. Resident(s) understands that adjustments in rental rates are inevitable. Management reserves the right to increase or adjust rental rates based on market conditions, operating expenses, financial costs or any other factor at the sole discretion of Management upon the expiration of the term of this Rental Agreement by giving 30 days written notice prior to the expiration of the lease term.


3. Resident(s) further agree that they are jointly and severally liable for all rent incurred during the term of this agreement, whether or not in actual possession of the premises. In addition to all other payments required of Resident(s) hereunder, Resident(s) agrees to pay the following: $___________ Security deposit (to secure faithful performance of Rental Agreement). The security deposit is not intended, nor shall it be construed, to be applied as rent by Resident(s); and the full monthly rent shall be paid on or before the first day of every month, including the last month of possession or of the lease term. Resident(s) agrees to pay for all utilities, services, and charges (including without limitation, any utility or service deposit based upon occupancy of the premises except
______________________________________________________________________
_________.

4.	RESIDENT(S) AGREES TO PAY LATE CHARGES ON ALL RENT NOT PAID BY
THE FOURTH (4TH) DAY OF THE MONTH. LATE CHARGES WILL BE $50.00. IN ADDITION, IF ANY CHECKS ARE RETURNED BY THE BANK FOR ANY REASON, THERE WILL BE A FURTHER CHARGE OF $25.00 FOR EACH CHECK; MANAGEMENT'S ACCEPTANCE OF ONE LATE PAYMENT DOES NOT WAIVE MANAGEMENT'S RIGHT TO REFUSE SUBSEQUENT LATE PAYMENTS.


AGREEMENTS REGARDING OCCUPANCY

5.	Resident(s) shall not sublet all or a portion of the premises or assign the Rental Agreement without the prior written consent of Management. Any sublet or assignment will not role se Resident(s) from liability. Said premises are to be occupied solely as housing accommodations by ___________ occupants only and for no other purpose whatsoever.

6.	Resident(s) shell keep said premises in a good state of
preservation. The Resident(s) shall not disturb, annoy, endanger ,or interfere with other residents of the building or neighbors, nor use the premises for any unlawful purposes, nor violate any law or ordinance, nor commit waste or nuisance upon the or about the premises.

7.	Resident(s) agrees the commencement of this Rental Agreement that the premises are clean and in good condition and repair. Resident(s) agrees to leave the premises completely clean and in good condition and repair when vacating it being understood that Resident(s) shall not be responsible for reasonable wear and tear (due solely to the passage of time), acts of God, and the elements. Resident(s) acknowledges receipt, in duplicate, of the "Apartment Condition Checklist." Resident(s), within five (5) days of occupancy of the premises, agrees to return said Apartment Condition Checklist to management with the condition of the apartment noting requests for cleaning and maintenance as well as any existing deficiencies which are not of a "repairable" nature, but are to be recorded as preying this occupancy. Said Apartment Condition Checklist, when returned to Management, shall be signed by the Resident(s); and one copy shall be retained by Management. The Resident(s) shall have one copy countersigned by Management, which is to be retained by the Resident(s). If the form is not returned to Management and properly countersigned within said period, it shall be conclusively presumed that the premises were in good condition and repair as well as clean at the time the Resident(s) occupied the same.

8.	Resident(s) agrees not to keep my animal, bird, reptile, or pet in the premises without the written permission of Management, and only after paying the Management an additional deposit as required and after complying with my pet policies which are in effect at that time

9.	Resident(s) acknowledges that Resident(s) has examined, received, and read the "Apartment Rules" - the same are a part of the terms and conditions of tenancy.

10.	Resident(s) agrees not to make any alterations, installations, repairs, or redecorations of my kind, whether or not permitted by law, to the premises without written consent by Management.

11.	The invalidity or partial invalidity of any provision of this
Agreement shall not render the remainder of the Agreement invalid or unenforceable.

12. Abandonment: Resident(s) shall not vacate or abandon the premises at my time during the term of the Rental Agreement. If Resident(s) abandons or vacates the premises, or is dispossessed by process of law or otherwise, any personal property belonging to Resident(s) and left on the premises shall, at the option of Management, be deemed abandoned; and Management will have the ripest, but not the obligation, to remove therefrom all or my personal property in the manner as prescribed by law Under the terms of this Agreement, discovery of abandonment will constitute commencement of a 30-day notice period.

13.	Resident(s) acknowledges that the premises (the building and the complex of which the premises and building are a part) is not a "security" complex. Management makes no representation nor warranties that the building or complex is secure from theft or my other criminal activity perpetrated by my Resident(s) or others. Security officers, to the extent that they may be in the complex and other security facilities, provided by the Management are for the Resident(s) convenience only; and the Management makes no warranty or representations as to the effectiveness of any such security officers or facilities, including apartment windows and doom as deterrents against any criminal activity, damage, or injury to Resident(s) or my invitee of the Resident(s), or the personal property of the Resident(s) or any invitee of the Resident(s).

14.	Management will not be responsible for damages to any person for any interruption or reduction in utilities, cable, and telephone or services.

15.	Miscellaneous terms: Resident(s) agrees to comply with any energy conservation programs implemented by Management NO ORAL AGREEMENTS
HAVE BEEN ENTERED INTO, AND THIS AGREEMENT SHALL NOT BE MODIFIED
UNLESS SUCH MODIFICATION IS IN WRITING Time shall be of the essence regarding the agreement.

16.	Absent specific written instructions to the contrary subject to the following conditions: Resident(s) hereby grants Management authorization to enter the premises during normal business hours:

a) By having requested maintenance service within the premises.
b) By receipt of a 24-hour notice from Management requiring entry to the premises.
c) To respond to emergency situations where a notice is clear impractical.
d) To verify continuing occupancy if rent is unpaid, and it is believed that the Resident(s) has vacated the premises.
e) To inspect and show the premises for the purpose of re-leasing after a Notice to Vacate has been given by the Resident(s) to Management.


TERMINATION OF TENANCY

17.	Violation by resident(s) of my applicable ordinance or statute shall be sufficient cause for termination of tenancy; Resident(s) representation made in the rental application shall be considered inducement of Management to execute this Rental Agreement Misrepresentation in the application shall be considered as cause to terminate this Rental Agreement. Each and every term, covenant, and agreement herein contained shall be deemed a condition to Resident(s) night to lease and occupy the premise Management would not have Entered into this Rental Agreement except upon reliance that Resident(s) shall fully perform each and every condition.

18.	RESIDENT(S) AGREES TO DELIVER TO MANAGEMENT WRITTEN NOTICE OF
INTENTION TO VACATE AT LEAST THIRTY (30) DAYS PRIOR TO THE EXPIRATION OF THE TERM OF THE LEASE OR THIRTY (30) DAYS NOTICE PRIOR TO TERMINATION OF ANY MONTH-TO-MONTH TENANCY FAILURE OF RESIDENT(S) TO PROVIDE WRITTEN NOTICE SHALL EXTEND THE TERM OF THE RENTAL AGREEMENT FOR THIRTY (30) DAYS FROM THE DATE SUCH NOTICE IS GIVEN OR 30 DAYS FROM THE DATE THE RESIDENT(S) SURRENDERS THE PREMISES TO MANAGEMENT, WHICHEVER FIRST OCCURS. RESIDENT(S) SHALL BE LIABLE FOR RENT UNDER THE TERMS OF THIS RENTAL AGREEMENT FOR SUCH PERIOD.

19.	Management will inspect the premises, setting the requirements for janitorial cleaning, carpet cleaning, drapery dry cleaning, and interior repainting upon termination of tenancy to determine whether there are any charges to the Resident(s) with regard to the deficiencies in the condition of the premises. Resident(s) may be present during this inspection, scheduled at the convenience of Management. In the event there is any charge to the Resident(s), the security deposit will be used to offset Management's charges; and the balance will be refunded to the Resident(s). If said security deposits are insufficient to cover said charges, Resident(s) shall promptly pay any deficiency. Resident(s) agrees to pay costs for cleaning and refurbishing the premises and returning said apartment to the condition to which it was delivered to Resident(s), plus a factor of 20% to offset the overhead cost of Management for contracting and supervising the refurbishing work, for which the Resident(s) is responsible. management's obligations, with respect to the cleaning and security deposits, are those of a debtor and not a trustee, said deposits shall not bear interest and can be commingled with Management's general funds.

20.	Resident(s) agrees that a hold-over tenancy past the ending date of a proper notice to terminate by either party shall be a hold-over tenancy commencing with the first day after the expiration of the notice period, and that the rental rate shall be at the rate of TREBLE the current rate until the apartment is vacated.

21.	Any refund will be made jointly in the name of the Resident(s) of record at the time of termination of tenancy and any sharing of division of the settlement for these deposits among the Resident(s) shall be the responsibility of the Resident(s), not the Management.

INSURANCE-LIABILITY

22.	Management will not be liable for any damages or losses to person or property caused by other residents or persons, theft, burglary, assault, vandalism, or other crimes. Management shall not be liable for personal injury or damages to, or loss of Resident(s) personal property (furniture, jewelry, clothing, etc.) from fire, flood, water leaks, rain, hail, ice, snow, explosions, interruption of utilities, earthquake, or act any other act of God unless same is due to gross negligence of Management. Resident(s) agrees to secure his own insurance to protect against all of the aforementioned. Resident(s) personal property is not insured by Management.

23.	It is agreed that Management at its sole opinion may terminate this Rental Agreement immediately where and when a destruction of the premises, building, or complex has occurred and the repair and restoration of said premises, building, or complex cannot be reasonably completed within 7 days after it is commenced; or where the loss is not covered by the Management's fire and extended insurance policy then in effect; or if the premises, building, or complex are taken under the power of eminent domain or transferred in lieu thereof.

24.	Resident(s) releases Management from any liability for loss or damage to Resident(s) property while stored on said premises, building. or complex. No property shall be stored outside the dwelling premises without prior written consent of Management. Any property so stored shall be removed immediately upon termination of tenancy. In the event such property is not so removed, Management may dispose of same without any liability to Resident(s) whatsoever, as allowed by law.

25.	Management shall not be liable for any damage occasioned by
water, being upon or coming through the room or opening of any nature, in the building of which the premises are a part. In the event of such penetration of water, Resident(s) shall promptly notify Management. Resident(s) shall use reasonable care to cause all windows and other openings in the premises to be closed in the event of rain. Any defective condition on the premises which comes to the attention of the Resident(s), wherein there is reason to believe it is unknown to Management, shall be reported in writing to the Management within 48 hours. When the defective condition may cause serious damage to person or property, it shall be reported to management immediately.

26.	Resident(s) use of swimming pool, fitness equipment, laundry rooms, or other amenities shall be at Resident(s) own risk and without liability to management. This Rental Agreement is made on the express condition that Management is to be free from all liability or loss caused by Resident(s), or Resident(S) agents' or invitees' improper, negligent, or intentional acts or omissions, including but not limited to liability or loss arising out of injury to person or property, while in or on, or in any way connected with the premised, buildings, grounds, or facilities elsewhere in the complex, or with the improvements or personal property therein or thereon, including any liability for injury to the person or property of Resident(s) or Resident(s)' agents or invitees. Resident(s) hereby covenants and agrees to indemnify, hold harmless, and defend Management against all claims, losses, or liabilities for injury or death to persons or agents, or for damage to or loss of use of any property arising our of any occurrence in, on, or about the premises, buildings, grounds, or facilities located within the complex, if cause or contributed to by Resident(s) or Resident(s)'agents or invitees. Such indemnification shall include and apply to attorneys fees, investigator costs, and other costs incurred by Management. Resident(s) shall further indemnify, defend, and hold harmless Management from and against any and all claims arising from any breach or default in the performance of any obligation on Resident(s)' part to be performed under the terms of this Rental Agreement. The provisions of this paragraph 26 shall survive termination of the Rental Agreement with respect to any damage, injury, death, breach, or default occurring prior to such termination. All of said damages and costs shall be immediately paid from Resident(s) to management; Resident(s) shall provide copies of insurance policy for renter's and automobile coverage promptly upon incident of loss.

DEFAULTS AND REMEDIES

28.	In the event that Resident(s) breaches this Rental Agreement,
Management shall be allowed, at Management's discretion but not by way of limitation, to exercise any or all remedies provided Owner by California Civil Code Section 1951.2 and 1951.4. Damages the Management "may recover" include the worth at the time of the award of the amount by which the unpaid rent for the balance of the term after the time of award (or for any short period of time specified in the Rental Agreement) exceeds the amount of such rental loss for the same period that Resident(s) proves could be reasonably avoided.

a.	As required by law, you are hereby notified that your performance as a resident of this property may be reported to credit reporting agencies.

29.	In the event of Default by Resident(s), Resident(s) agrees to pay all costs of collection or enforcement of any term of this Rental Agreement (whether or not an attorney is retained) or suit or recovery is filed, including but not limited to reasonable attorney's fees and all charges for service for, but not limited to, any notices, court costs, filing fees, attorneys fees, interest, and discounts for assignments to collection agencies.

a.	At Management's sole discretion, Management may elect to have any claims to disputes arising out of this Agreement decided by arbitration in accordance with the rules of the American Arbitration Association in effect at the time of the demand for arbitration. If Management so elects, a demand for arbitration shall be filed with Judicial Arbitration and Mediation Services, Inc., and delivered to the other party in such dispute. The decision in writing of the arbitrator appointed by such association shall be final and conclusive as to all parties in such dispute. Should party fail to appear or participate in such arbitration proceedings, the arbitrator may decide on the evidence presented in such proceedings by the other party in such dispute.

b.	The parties hereby agree that they waive trail by jury in any matter relating to, or arising out of, this Agreement.

30.	In the event that it is necessary for either pal to retain an attorney or to bring suit to enforce this Rental Agreement the prevailing party shall be entitled to all attorneys fees and court costs reasonably required to enforce the Rental Agreement, whether or not suit is filed. These costs include, but are not limited to, all attorney s fees, court costs miscellaneous led charges copying charges, courier fees, etc. Interest shall accrue at a rate of 10% per annum on any unpaid amount due until said amount is full paid.

NOTICES

31.	Management employs, from time to time, management agents who are authorized to act for and on behalf of the Management for the purposes of service of process and for the purpose of receiving legal notice and demands Resident(s) agrees to recognize and deal with these agents only.

32.	The Property Manager is the person authorized to manage the
premises and further authorized to act for and on the behalf of the Management for the purpose of receiving notice and demands whose address is the on-site Rental Office.

33.	It is agreed that any notices which my be given from time to time by Management to Resident(s), or that are required to be given under the terms of this Rental Agreement or under the terms of the law, my be served to the Resident(s) at the address of the rented premises, or by mailing first-class mail, postage prepaid, to the resident g the address of the rental premises.

MISCELLANEOUS

34.	Resident(s) hereby acknowledges that any flat roofs, or portions of roof area, adjacent to the rented premises are not designed and should not be used for walking upon nor to have any objects of any kind placed upon them at any time, and that Resident(s) understands that any damages resulting from the violation of this requirement including but not limited to, water leaks through, or damage to, the roof will be the sole responsibility of the Resident(s), Damages will be repaired; and Resident(s), in accordance with the Rental Agreement, will be held responsible for, and will promptly pay for, the costs of repair.

35.	If a fire protection device, such as a smoke alarm or smoke
detector, is installed within the unit, the Resident(s) assumes responsibility for the maintenance of said device upon taking occupancy. This maintenance shall include smoke detectors and fire extinguishers Resident(s) assumes liability for testing of devices or periodically inspecting pressure gauges if any, and promptly reporting any deficiencies to the Management upon notification to the Management by the Resident(s), Management will make the necessary repairs in a reasonable amount of time.

36.	All Resident(s) should be aware that storage of firewood or other storage items on patios, decks, and entry ways my cause damage to the buildings As y such damage is the responsibility of the Resident(s), Resident(s) agrees to take precautions to prevent remedy, default if noticed, and pay Management the cost of repairs.

37.	Resident(s) acknowledges receipt of keys, as follows:





Other




38.	The undersigned acknowledges and understands that a large
artificial landscape waterway and lake is, or may be, constructed and maintained throughout this complex. The undersigned recognizes the presence of this hazard for children and unsupervised minors, invitees, etc., and the necessity for proper and adequate supervision by the Resident(s) of all such persons in the area of this lake or waterway.

39.	Resident(s) agrees to use designated parking space(s) exclusively for the parking of motor vehicles, including automobiles, motorcycles, and pickup trucks, but excluding trailers of any kind, boats, campers, buses, or trucks larger than four ton pick-up. At no time can any vehicle parked on premises be used as a device for signs.
40.	Each of the parties hereto acknowledges receipt of an executed duplicate copy of this Rental Agreement. All Resident(s) shall sign this Rental Agreement and shall be jointly and severally liable thereunder, and any subtenant or guest, whether or not considered to be by Management, by taking occupancy, shall be deemed to have knowledge of and to have consented to the terms of this Rental
Agreement.



Resident			Date			Manager			Date


Resident			Date			Resident			Date


Resident			Date			Resident			Date




FORM ADDENDUM TO MASTER RENTAL AGREEMENT DATED

THIS AGREEMENT is entered into this     day of          199 , by and
between Alderwood Apartments, "Management" and The Corporate Living
Network, "Resident".   IN CONSIDERATION OF THEIR MUTUAL PROMISES,
MANAGEMENT and RESIDENT AGREE AS FOLLOWS:

1.	Resident is renting from Management the premises located at:
900 Pepper Tree Lane #118
Santa Clara,  CA  95051

2.	This agreement is an Addendum and part of the Rental Agreement and/or Lease between Management and Resident:

A. It is agreed that the monthly rental shall commence on 00/00/00, and will expire on 00/00/00.

B. Resident agrees to pay rent to the Management for each month, in advance, by check or money order (but not in cash) on the first day of each month during the full term of this agreement in the sum of $0,000.00 for the apartment as described.

C. The pro-rate rent for the month of      is $000.00.

3.	This addendum is to be effective as of 00/00/00.

Alderwood Apartments
Agent


The Corporate Living Network
Resident




Exhibit (c)(4)

WORK ORDER AND CONTRACT

Maxim Property Management

Date:  August 21, 1996

The undersigned "Contractor" agrees to perform the services specified below ("Work") on the property located at: Timberleaf Apartments, 2147 Newhall Street, Santa Clara, CA 95050 ("Property").
Contractor shall perform the Work in accordance with the terms and conditions of this contract, including the General Provisions on the reverse side. This Contract is between Contractor and the legal owner of the Property ("Owner"). Maxim Property Management ("MPM") manages the Property. Owner has authorized MPM to sign this Contract on behalf of Owner and to act on behalf of Owner as its agent under this Contract. Contractor understands that MPM has no liability under this Contract.

Attached are the following initialed or signed addendum documents
(initial, if
appropriate, or write "None"):
 (a) N/A another form of contract; and/or (b) X plans, drawings, or specifications regarding the Work.

Such documents are made a part of this Contract and shall modify or expand this Contract, but only with respect to the Description of Work. Such documents shall not modify or expand any of the terms and conditions set forth on the reverse side, and any provisions in such documents which conflict with the terms and conditions on the reverse side shall not be binding upon the parties.

Contractor shall commence the work by  October      1, 1996.

Contractor shall complete the work by    December 15, 1996.

COMPLETION OF WORK. Time is of the essence in this Contract. Contractor shall complete all of the Work on or before the date agreed upon by the parties. If Contractor fails to complete all of the Work on or before such date and such failure is not caused by a natural disaster or similar event beyond the control of Contractor, then Contractor shall pay to Owner, upon demand, $0 per day up to and including the day on which Contractor completes all of the Work.
Owner may offset such amount against any payment otherwise due Contractor. Contractor hereby acknowledges that such amount represents reasonable damages under the circumstances for failure to complete the Work on time.


DESCRIPTION OF WORK

Contractor shall supply all necessary labor, materials, supervision, equipment and other expertise for the preparation and painting of exteriors of all buildings at Timberleaf Apartments to include dumpster enclosures and carports. Paint color will match existing colors. The work shall be completed in accordance with the attached specifications identified as Addendum's A, B and C which more clearly defines the work. Contractor to provide a certificate of insurance naming Maxim Property Management and Timberleaf Apartments as additional insured prior to commencing work.

PAYMENT SCHEDULE

Progress payment to be submitted at the end of each month for payment net 30 days. All requests for payment will be accompanied by a lien release.

In no event shall the total cost of the Work to Owner exceed
$55,000.00.



CONTRACTOR:  Apollo Painting

/S/Mike Drouin
(Signature)

By:  Mike Drouin
Title:  General Manager
Contractor's License No.:  684104
Federal I.D. No.:
Address:	350 Bridge Parkway
Redwood City, CA 94065-1517
415-596-5343

OWNER:  Prometheus Income Partners, a
   California limited partnership

            /S/ John Pringle

(Signature)
By:	Maxim Property Management
By:	John H. Pringle
Title:	Vice President & General Manager
Address:  350 Bridge Parkway
  Redwood City, CA 94065-1517
  (415) 596-5300
"Contractors are required by law to be licensed and regulated by the Contractors' State License Board. If this contract is to be performed in California, any questions concerning a contractor may be referred to the Registrar, Contractors' State License Board, 3132 Bradshaw Road, Sacramento, California. Mailing Address: P. O. Box 26000, Sacramento, California 95826."

See Reverse Side for General Provisions

MPM 091 (9/95)

GENERAL PROVISIONS


1. INCIDENTAL ITEMS. Contractor shall provide and pay for all materials, labor, utilities, tools and equipment necessary to do the Work. Contractor shall provide without extra charge all incidental items required as a part of the Work, even though not specified herein.

2. EXTRAS. Bills for extra work will be paid only if Owner has approved the extra work in writing in advance of the work being performed.

3. SUBCONTRACTS. Contractor shall not subcontract any portion of the Work without prior written permission from Owner.

4. TAXES. Contractor shall pay all sales, use and other taxes applicable to the performance of this Contract, and shall reimburse Owner if the latter shall pay any such taxes.

5. SUPPLIERS' WARRANTIES. Contractor shall cause suppliers to issue any warranties or guaranties directly to Owner, if possible. If any supplier refuses to issue warranties or guaranties directly to Owner, Contractor hereby assigns such warranties and guaranties to Owner, if they are assignable.

6.   LAWS AND PERMITS
(a) Contractor represents and warrants that the Work and any goods furnished under this Contract shall comply with all applicable laws, regulations, ordinances and rules.

(b) Contractor shall procure, at its expense, all necessary permits, certificates or licenses required by all applicable laws, regulations, ordinances and rules. Contractor shall supply Owner with copies of such permits, certificates and licenses at Owner's request.

(c ) Contractor shall comply with all applicable laws, regulations, ordinances and rules relating to hazardous or toxic materials, including without limitation asbestos, PCBs and underground storage tanks. If Contractor discovers any such materials on the Property, Contractor shall promptly notify Owner and Maxim Property Management, its own employees, and shall take all appropriate safety precautions in performing the Work.
(d) Contractor shall comply with all applicable safety laws, rules and regulations and all safety requirements of Owner and Maxim Property Management to prevent injuries or damage to persons or Property. Contractor shall specifically comply with the provisions of the Occupational Safety and Health Act (OSHA) of 1970, as currently amended, and hereafter from time to time amended, and the Consumers Product Safety Act of 1972, as amended now or in the future.

7.   INSURANCE
(a) Contractor shall maintain, at its expense, commercial general liability insurance on an occurrence basis, including owner-contractor protective liability and automobile liability-physical damage insurance, or the equivalent, and Workers Compensation insurance as required by law. The liability insurance shall have a combined single limit of at least $1,000,000.00 or the equivalent. Owner may require Contractor to obtain (at Owner's cost) builders' risk insurance, in the form commonly referred to as "all risk" including flood and earthquake. Contractor shall supply, prior to commitment of work, insurance certificates naming the owner and Maxim Property Management as additional insured and shall have the carrier delete the words "endeavor to" from the notification clause, stipulating 30 days notice.

 (b) Any subcontractor hired by Contractor shall maintain the same type of liability insurance as Contractor, with at least half the same limits as stated in 7(a) above, and workers Compensation insurance as required by law. Promptly after hiring a subcontractor, Contractor shall furnish Owner with a certificate of the subcontractor's liability insurance.

 (c)  Before Contractor starts the Work, Contractor shall provide to
Owner: (i) endorsements to the liability policies of Contractor and subcontractors naming Owner and Maxim Property Management as additional insureds; (ii) endorsements to such policies by which the carriers agree to give Owner and Maxim Property Management thirty (30) days prior written notice of cancellation or any change in such policies; and (iii) certificates of insurance or copies of such insurance policies.

8. CLEAN-UP. Contractor shall comply with Owner's reasonable requirements regarding daily clean-up. Upon completion of the Work, before leaving the Property, Contractor shall remove all surplus material, containers and rubbish from the Property and shall leave the Property clean and ready for occupancy. Contractor shall repair any damage to the Property caused by the Work.

9. INSPECTION, ACCEPTANCE, PAYMENT. Owner shall at all times have access to the Work. All materials and workmanship shall be subject to inspection and acceptance prior to payment. Payments may be withheld by Owner when he reasonably believes that: (a) the materials or workmanship are defective; (b) any claim has been filed against Contractor, Owner or Maxim Property Management arising out of the Work; (c) Contractor has failed to make payments properly to subcontractors; or (d) Contractor has failed to meet a deadline on which payment is due. At Owner's sole and absolute discretion, Owner may withhold the last payment to Contractor until thirty-five (35) days after the lien free completion of the work herein.

10. INDEMNITY. Contractor agrees to indemnify, defend with counsel selected by Owner, and hold Owner and Maxim Property Management, its affiliates, subsidiaries, agents, employees, and servants harmless from and against any claims, damages, losses, expenses and attorneys' fees arising out of this Contract or the performance of the Work by Contractor or subcontractors, its affiliates, subsidiaries, agents, employees, and servants. This indemnity obligation is unqualified with the single exception that it shall not apply to the portion of any claim, damage or loss that arises out of Owner's sole negligence or willful misconduct, but it shall apply without limitation to all other claims, damages or losses including those that arise out of the concurrent negligence, whether passive or active, of Owner or Maxim Property Management, its affiliates, subsidiaries, agents, employees, and servants. Owner may, at its election, withhold any moneys payable hereunder and apply the same to the payment of any charges or expenses arising under this paragraph.

 The indemnity herein shall extend to the costs and expenses incurred by Owner for administrative expenses, consultant fees, expert witness costs, investigation expenses and costs incurred in settling indemnified claims, whether such costs occurred before or after any litigation is commenced. The indemnity herein shall survive the termination of this Contract and shall continue in effect until any and all claims, actions or causes of action with respect to any of the matters indemnified against are fully and finally barred by the applicable statute of limitations.

11. ARBITRATION. At Owner's sole discretion, Owner may elect to have any claims or disputes arising out of this Contract decided by arbitration in accordance with the rules of Judicial Arbitration and Mediation Services/Endispute at San Francisco, California, in effect at the time of the demand for arbitration. If Owner so elects, a demand for arbitration shall be filed with Judicial Arbitration and Mediation Services/Endispute at San Francisco, California and delivered to the other party in such dispute. The decision in writing of the arbitrator appointed by such association shall be final and conclusive as to all parties to such dispute. Should the party fail to appear or participate in such arbitration proceedings, the arbitrator may decide on the evidence presented in such proceedings by the other party to such dispute.

12. ATTORNEYS' FEES. If any dispute, litigation or arbitration between the parties arises out of the Contract, the losing party in such dispute, litigation or arbitration shall pay to the prevailing party all costs of such dispute, including without limitation, costs of arbitration or attorneys' fees and expert witness fees.

13. MISCELLANEOUS. Contractor may not assign this Contract without the prior written consent of the Owner. This Contract may not be modified except by a writing signed by the parties. If any provision of the contract is unenforceable, this Contract shall be governed by the law of the state in which the Property is located. Owner's business and/or residence address shall be written on this Contract if required by applicable law.

14. MATERIALS AND WORKMANSHIP. All materials shall be as specified. All materials and workmanship shall be of good quality and shall be subject to approval or rejection for cause by Owner. If Contractor has good reason for objecting to the use of any material or method of construction, he shall bring such objection to the attention of Owner.
 Substitutions for specified equipment or materials must be approved by Owner in writing prior to ordering or installation thereof.

15. LIENS. Contractor is responsible for the payment of any person entitled to assert a lien arising out of the Work. Contractor shall keep the Property free from mechanic's liens and immediately secure the release of any stop notice filed. Contractor shall defend and indemnify Owner against claims and costs arising out of a mechanic's lien or stop notice. Owner has the right, but not the obligation, to withhold funds from Contractor's payment sufficient to discharge disputed sums or liens. Any lien shall be removed within 10 days at Contractor's sole cost and expense.

16. FINAL PAYMENT. Contractor shall promptly provide Owner with a list of all subcontractors, suppliers and all other persons that would be entitled to assert a lien arising out of the Work. Contractor shall update such list when necessary. Contractor shall certify such list and all amendments to be true and correct. Final payment shall not be due until Contractor delivers to Owner a lien release from Contractor and all persons on such list as amended, in accordance with statutory requirements.

17. GUARANTY. Final payment shall not relieve the contractor of any responsibility for faulty materials or workmanship. Contractor guarantees to repair or pay for any defects in materials or workmanship which shall appear within a period of one year from the date of completion of the Work or any longer period as provided by statute or agreement of the parties.

18. RISK OF LOSS. Risk of loss of any goods or materials incorporated in the Work shall not pass from Contractor to Owner until final completion and acceptance of the Work by Owner.

19. BOND. Unless this requirement is waived by Owner, Contractor shall furnish Owner a performance bond and recordable payment bond satisfactory to Owner in the amount of this contract for protection against loss or damage arising out of the Contract, including without limitation, mechanics' liens. The sureties shall waive any rights to approve change orders or modifications of this contract.


INITIALS ________________
       ________________
       Revised 9/95


ADDENDUM A

Work Specifications and Conditions for Apollo Paint Company
Exterior Painting Project TIMBERLEAF APARTMENTS.


PART 1 - GENERAL

1.1	DESCRIPTION

A.	Work Included:
1.	Contractor shall supply all necessary material, labor,
supervision and 	equipment necessary for the repainting of the exterior
of ten buildings at the project in accordance with the paint and surface material manufacturers suggestions and recommendations for the preparation and preservation of surfaces to be painted.


B.	Exclusions:

1.	Contractor is not responsible for the trimming of plant
material where such material interferes with the access to the exterior surface of the building.

2.	Contractor is not responsible for security necessitated by
painting of this project.

1.2	QUALITY ASSURANCE

A.	Contractor shall use an adequate number of skilled workmen who are thoroughly trained and experienced in the necessary crafts and who are completely familiar with the specified requirements and methods needed for the proper performance of the work in this section.


B. Contractor shall comply with all manufacturers recommendations in the handling and application of materials and shall perform all work in keeping with good work practices as defined by industry standards and local codes.
C. Contractor shall provide the Owner access for inspection by Owners representative as requested in order to facilitate progress payments.

D.	Contractor shall enlist the support of the material manufacturers local
representative who is required to approve the application.

E.	Contractor shall be responsible to solicit the opinions of the siding manufacturer
with regard to recaulking of material joints as required under the siding manufacturers warranty.

1.3	SUBMITTALS

A.	Contractor shall submit for Owners approval samples and technical data sheets for caulking and sealing material for use on the project.
1.4	PRODUCT HANDLING & STORAGE

A.	Storage:

1.	Material for the project shall be stored in areas designated by the building
manager.

B.	Handling:

1.	Material shall be handled in accordance with the
manufacturers 	recommendations, including thinning, mixing and
application.

PART 2 - PRODUCTS

2.1	EXTERIOR PAINT

A.	Kelly Moore:  1240 Flat Latex solid finish for exterior siding.

B.	Kelly Moore: 1700 Rust Inhibitive Enamel for all metal railings
and stair 	stringers.

C. 	Kelly Moore: 1250 Semi-Gloss Acrylic to all exterior doors.

2.2	APPLICATORS, TOOLS & EQUIPMENT

A. 	All tools and equipment used in the application of the materials under this contract shall be of high quality and suitable for the application.

PART 3 - EXECUTION

3.1	SURFACE CONDITIONS

A.	Contractor shall prepare all surfaces to be painted or sealed in
accordance with	the manufacturers recommendations and good work
practices.  All surfaces to	receive material shall be clean, dry and
free of dirt and other foreign material which would inhibit the adhesion of the material to be applied.

B.	Soiled surfaces are to be power washed clean.  Prime with either
Kelly 250 exterior primer or 240 Kel-Bond primer and surface conditioner as necessary.

C.	Chalky powdery pealing, cracked or otherwise unsound existing paint or coatings must be removed by a sand or water blast or other appropriate methods to a sound surface. Prime the spot prime all bare areas with Kelly Moore 250 exterior primer.

D.	Miscellaneous repairs:  Fill holes and voids with suitable
patching materials for the applicable substrate. All patched areas should be cured and coated with Kel Seal 1108 Elast-o-Meric sealant..

E.	Caulking requirements:  Corner, vertical & horizontal joints
between trim and siding;	siding and siding shall be caulked in
accordance with the siding manufacturers recommendation.

F.	Contractor shall check doors, windows, expansion joints,
flashings and cappings around pipes, conduit, scuppers and caulk as required.


3.2	APPLICATION

A.	Material shall be thinned at a rate not to exceed that
recommended by the manufacturer or 1 pint per gallon which ever is greater.

B.	Paint materials shall be applied at a temperature range in
accordance with the manufacturers recommendation and/or 55 degrees Fahrenheit to 110 degrees Fahrenheit if no such guidelines exist.

C.	All surfaces shall receive a full Finnish coat of paint not less than 1.7 mils dried thickness.

3.3	PROTECTION OF SURFACES NOT PAINTED

A.	Contractor shall be responsible for the protection of surfaces not painted (and not to be painted) and shall supply an adequate number of tarps, covers or other maskings to protect landscape and personal property throughout the course of the work.

PART 4 - WORK CONDITIONS

4.1	WORK HOURS

A.	Contractor shall perform work under this contract between the hours of 8 AM and 6 PM Monday through Friday (normal work hours).
Deviations from these hours shall be acceptable only if agreed to in writing.

4.2	SCHEDULING
A. 	Contractor shall be responsible to coordinate his work with that of the on-site property staff who are responsible for the notification of all residents and will work together to coordinate access to areas to be painted. Contractor shall post with the on-site staff his intended schedule one week in advance so that proper notices can go out.

4.3	SECURITY

A.	Owner recognizes that in the course of painting the exterior of the building, it is sometimes necessary to leave doors ajar to allow the paint to cure. Where it is necessary to accomplish this, the Owner shall be responsible to provide necessary security so as to indemnify the contractor of this responsibility.


PART 5 - REMEDIAL WORK

5.1	MISC.

A.	Contractor agrees to replace damage to other work or building contents caused by their negligence within seven days of the occurrence of such damage upon written notice.

PART 6 - WARRANTY UPON COMPLETION

6.1	WARRANTY

A.	Contractor shall supply upon completion a written warranty
covering material and labor for a period of one year from completion.

PART 7 - PAYMENT

7.1	PROGRESS PAYMENT

A.	Four progress payments equal to the amount of work completed less
10% retention shall be made net 20 days receipt of invoice and notarized lean release. Final payment shall be made net 35 days receipt of invoice plus release following the completion of the work.


Proposal  (Addendum B)



To:  Timerleaf Apartments
From:  Apollo  Painting

Date:  4-29-96

Re:  Bid Request

We propose to furnish all labor and materials to complete the following work.

Preparation:
1.  All surfaces to be painted will be cleaned as needed.
2. All seams around windows and other painted areas will be caulked as needed:
3.  All surfaces will be sanded and primed as needed.

Painting:
1. All siding walls will receive one full finish coat of Kelly Moore exterior flat Paint.
2. All metal handrails will receive on full finish coat of rust inhibative paint.
3. All window and door frames will receive one full finish coat of K.M. exterior semi gloss paint.
4.  All lattice work will receive one full finish coat of K.M.
exterior flat paint.
5. All Stringers will receive one full finish coat of rust inhibative paint.
6. All wood stairs will receive one full finish coat of K.M. exterior semi gloss paint.
7. All wood railings and top caps will receive one full finish coat of K.M. exterior semi gloss paint.
8. All metal gutters and metal trim to receive one full finish coat of exterior semi gloss
9. All doors to receive one full finish coat of K.M. exterior semi gloss paint.
10. All carports will receive one full finish coat of KM exterior flat paint.

Misc. Notes:
1.  All work to be done in a neat and professional manor.
2.  A schedule will be set in advance with the property.
3.  All trim paint will be "front face paint".
4. All landscaping in areas to be painted will be cleared by the property.
5.  Color to be the same color.
6.  A secure storage area will be provided by the property.


MAIN BID:      $55,000.00

Price good for 60 days from the date of the proposal.


Respectfully Submitted By:___________________________________________
   					Michael Drouin

ADDENDUM C
Page I of 2



TIMBERLEAF JOB SITE RULES



This is to inform all workmen of the established job site rules on the Timberleaf
Apartments
Project:



I      Workers will use only designated bathrooms.

2.	Workers will not enter the Timberleaf Management Office or linger near the entry, the pool or wander about on the site and during break periods will remain in designated break areas.

3.	Workers will not use any phones on the Timberleaf Apartments project unless designated for public use.

4.	Workers will work in peace and harmony with all other trades.

5.	No unauthorized personnel will be allowed on the job site.

6.	Workers may not have radios, music, tape machines, CD players, walk-man players, televisions or other non-essentials which may interfere with residents quite enjoyment.

7.	Workers may not have pets on the project, in their vehicles on the construction yard area, or in the proximity of the project.

8.	Workers must wear short or long sleeve shirts and long pants at all times (no tank tops). Clothes must be in good repair without holes and tears and clean each morning. Clothing shall not contain language, images, pictures, symbols, etc. which is immoral or offensive in any manner to residents, Timberleaf Apartments Management or other workers. Uniforms are preferred.

9.	Work hours: 8:00 a,m. to 6:00 p.m.

10.	All workers must be off site by 6:00 p.m.

11.	Alcohol, illegal drugs and controlled substances of any kind are prohibited

12.	Professional conduct is required of all workers at all times.

13.    Residents/guests privacy is to be respected at all times.


ADDENDUM C
Page 2 of 2

TIMBERLEAF JOB SITE RULES

14.	Parking only in designated areas determined by Management.

15.	Workers will use access as specified by Management.

Storage:

The location of storage will be determined by Management. All siding/trim materials, excess scaffolding, etc. will be stored in this location for the duration of the work on Timberleaf Apartments.
Management and Owner accepts no responsibility for the safekeeping of any items used or stored on the premises.



Clean Up and Hold Harmless:

Contractor shall return storage to Management in a clean and orderly condition and shall remove all equipment, supplies and debris at the conclusion of work. Contractor shall hold Owner and Management harmless from any loss, damages, claims or suits arising out of Contractor's and Subcontractor's activities on the Property.


Job Site Meetings:

Contractor to apprise Property Manager of any incidents, change of schedule and progress reports on a daily basis.
General:

It is understood and agreed that Contractor shall strictly enforce rules and perform within requirements listed above. Failure to comply with rules will constitute a failure to perform on this contract.



Exhibit (c)(5)

WORK ORDER AND CONTRACT

Maxim Property Management	Date: Sept 20, 1995

The undersigned "Contractor" agrees to perform the services specified below ("Work) on the property located at: Alderwood Apartments, 900 Pepper Tree Lane, Santa Clara, CA., 95051.Contractor shall perform the Work in accordance with the terms and conditions of this contract, including the General Provisions on the reverse side. This Contract is between Contractor and the legal owner of the Property ("Owner"). Maxim Property Management ("MPM") manages the Property. Owner has authorized MPM to sign this Contract on behalf of Owner and to act on behalf of Owner as its agent under this Contract. Contractor understands that MPM has no liability under this Contract.

Attached are the following initialed or signed addendum documents
(initial if appropriate, or write "None"):

(a) /I/ another form of contract; and/or (b) plans, drawings, or specifications regarding the Work.

Such documents are made a part of this Contract and shall modify or expand this Contract, but only with respect to the Description of Work. Such documents shall not modify or expand any of the terms and conditions set forth on the reverse side, and any provisions in such documents which conflict with the terms and conditions on the reverse side shall not be binding upon the parties.

Contractor shall commence the work by Oct. 2, 1995 ("Commencement
Date").

Contractor shall complete the work by Nov 31, 1995 ("Completion
Date")>

COMPLETION OF WORK. Time is of the essence in this Contract. Contractor shall complete all of the Work on or before the date agreed upon by the parties. If Contractor fails to complete all of the Work on or before such date and such failure is not caused by a natural disaster or similar event beyond the control of Contractor, then Contractor shall pay to Owner, upon demand, $0 per day up to and including the day on which Contractor completes all of the Work.
Owner may offset such amount against any payment otherwise due Contractor. Contractor hereby acknowledges that such amount represents reasonable damages under the circumstances for failure to complete the Work on time.

DESCRIPTION OF WORK

Contractor shall supply all necessary material, labor, supervision and equipment for the completion of the exterior painting as detailed in the attached work specification from Apollo Painting.

PAYMENT SCHEDULE

Progress payments commensurate with the work progress net 30 days receipt of invoice and lean release.

In no event shall the total cost of the Work to Owner exceed
$81,900.00

CONTRACTOR: Apollo Painting

/S/ MIKE DROUIN

(Signature)

By:  Michael Drouin
Title:  General manager
Contractor's License No.:  684-104
Federal I.D. No.:
Address:	2600 Campus Dr., suite 200
San Mateo, CA.  94403
(415)572-5343

OWNER:	Alderwood Apartments
Prometheus Income Partners, a
California limited partnership
By:	PROMETHEUS DEVELOPMENTS CO., INC., a California Corporation, its
general partner

By:                                                               _
(Officer of Corporation, Project Manager or Agent)
Address:	2600 Campus Drive, Suite 200
San Mateo, CA 94403
(415) 570-7800

"Contractors are required by law to be licensed and regulated by the Contractor's State License Board. If this contract is to be performed in California, any questions concerning a contractor may be referred to the Registrar, Contractors' State License Board, 3132 Bradshaw Road, Sacramento, California. Mailing Address: P. O. Box 26000, Sacramento, California 95826."

See Reverse Side for General Provisions
MPM 091 (12/93)

GENERAL PROVISIONS


1. INCIDENTAL ITEMS. Contractor shall provide and pay for all materials, labor, utilities, tools and equipment necessary to do the Work. Contractor shall provide without extra charge all incidental items required as a part of the Work, even though not specified herein.

2. EXTRAS. Bills for extra work will be paid only if Owner has approved the extra work in writing in advance of the work being performed.

3. SUBCONTRACTS. Contractor shall not subcontract any portion of the Work without prior written permission from Owner.

4. TAXES. Contractor shall pay all sales, use and other taxes applicable to the performance of this Contract, and shall reimburse Owner if the latter shall pay any such taxes.

5. SUPPLIERS' WARRANTIES. Contractor shall cause suppliers to issue any warranties or guaranties directly to Owner, if possible. If any supplier refuses to issue warranties or guaranties directly to Owner, Contractor hereby assigns such warranties and guaranties to Owner, if they are assignable.

6.   LAWS AND PERMITS
 (a) Contractor represents and warrants that the Work and any goods furnished under this Contract shall comply with all applicable laws, regulations, ordinances and rules.

 (b) Contractor shall procure, at its expense, all necessary permits, certificates or licenses required by all applicable laws, regulations, ordinances, and rules. Contractor shall supply Owner with copies of such permits, certificates and licenses at Owner's request.

 (c) Contractor shall comply with all applicable laws, regulations, ordinances and rules relating to hazardous or toxic materials, including without limitation asbestos, PCB's and underground storage tanks. If Contractor discovers any such materials on the Property, Contractor shall promptly notify Owner and Maxim Property Management, its own employees, and shall take all appropriate safety precautions in performing the Work.

 (d) Contractor shall comply with all applicable safety laws, rules and regulations and all safety requirements of Owner and Maxim Property Management to prevent injuries or damage to persons or Property. Contractor shall specifically comply with the provisions of the Occupational Safety and Health Act (OSHA) of 1970, as currently amended, and hereafter from time to time amended, and the Consumers Product Safety Act of 1972, as amended now or in the future.

7.   INSURANCE
 (a) Contractor shall maintain, at its expense, commercial general liability insurance on an occurrence basis, including owner-contractor protective liability and automobile liability-physical damage insurance, or the equivalent, and Worker's Compensation insurance as required by law. The liability insurance shall have a combined single limit of at least $1,000,000.00 or the equivalent. Owner may require Contractor to obtain (at Owner's cost) builder's risk insurance, in the form commonly referred to as "all risk" including flood and earthquake.

 (b) Any subcontractor hired by Contractor shall maintain the same type of liability insurance as Contractor, with at least half the same limits as stated in 7(a) above, and Worker's Compensation insurance as required by law. Promptly after hiring a subcontractor, Contractor shall furnish Owner with a certificate of the subcontractor's liability insurance.

 (c)  Before Contractor starts the Work, Contractor shall provide to
Owner: (i) endorsements to the liability policies of Contractor and subcontractors naming Owner and Maxim Property Management as additional insureds; (ii) endorsements to such policies by which the carriers agree to give Owner and Maxim Property thirty (30) day's prior written notice of cancellation or any change in such policies; and (iii) certificates of insurance or copies of such insurance policies.

8. CLEAN-UP. Contractor shall comply with Owner's reasonable requirements regarding daily clean-up. Upon completion of the Work, before leaving the Property, Contractor shall remove all surplus material, containers and rubbish from the Property and shall leave the Property clean and ready for occupancy. Contractor shall repair any damage to the Property caused by the Work.

9. INSPECTION, ACCEPTANCE, PAYMENT. Owner shall at all times have access to the Work. All materials and workmanship shall be subject to inspection and acceptance prior to payment. Payments may be withheld by Owner when he reasonably believes that:

(a) the materials or workmanship are defective; (b) any claim has been filed against Contractor, Owner or Maxim Property Management arising out of the Work; (c) Contractor has failed to make payments properly to subcontractors; or (d) Contractor has failed to meet a deadline on which payment is due. At Owner's sole and absolute discretion, Owner may withhold the last payment to Contractor until thirty-five (35) days after the lien free completion of the work herein.

10. LIABILITIES OF PARTIES. Except for liabilities caused by negligence of Owner or Maxim Property Management, its affiliates, subsidiaries, agents, employees, and servants, Contractor agrees to defend and indemnify Owner and Maxim Property Management, its affiliates, subsidiaries, agents, employees, and servants, against any claims damages, losses, expenses and attorneys' fees arising out of this Contract or the performance of the Work by Contractor or subcontractors, its affiliates, subsidiaries, agents, employees, and servants. Owner may, at its election, withhold any monies payable hereunder and apply the same to the payment of any charges or expenses arising under this paragraph.

11. ARBITRATION. At Owner's sole discretion, Owner may elect to have any claims or disputes arising out of this Contract decided by arbitration in accordance with the rules of the American Arbitration Association in effect at the time of the demand for arbitration. If Owner so elects, a demand for arbitration shall be filed with the American Arbitration Association and delivered to the other party in such dispute. The decision in writing of the arbitrator appointed by such association shall be final and conclusive as to all parties to such dispute. Should any party fail to appear or participate in such arbitration proceedings, the arbitrator may decide on the evidence presented in such proceedings by the other party to such dispute.

12. ATTORNEYS' FEES. If any dispute, litigation or arbitration between the parties arises out of the Contract, the losing party in such dispute, litigation or arbitration shall pay to the prevailing party all costs of such dispute, including without limitation, costs of arbitration or attorneys' fees and expert witness fees.

13. MISCELLANEOUS. Contractor may not assign this Contract without the prior written consent of the Owner. This Contract may not be modified except by a writing signed by the parties. If any provision of the contract is unenforceable, this Contract shall be governed by the law of the state in which the Property is located. Owner's business and/or residence address shall be written on this Contract if required by applicable law.
14. MATERIALS AND WORKMANSHIP. All materials shall be as specified. All materials and workmanship shall be of good quality and shall be subject to approval or rejection for cause by Owner. If Contractor has good reason for objecting to the use of any material or method of construction, he shall bring such objection to the attention of Owner.
 Substitutions for specified equipment or materials must be approved by Owner in writing prior to ordering or installation thereof.

15. LIENS. Contractor is responsible for the payment of any person entitled to assert a lien arising out of the Work. Contractor shall keep the Property free from mechanic's liens and immediately secure the release of any stop notice filed. Contractor shall defend and indemnify Owner against claims and costs arising out of a mechanic's lien or stop notice. Owner has the right, but not the obligation, to withhold funds from Contractor's payment sufficient to discharge disputed sums or liens. Any lien shall be removed within 10 days at Contractor's sole cost and expense.

16. FINAL PAYMENT. Contractor shall promptly provide Owner with a list of all subcontractors, suppliers and all other persons that would be entitled to assert a lien arising out of the Work. Contractor shall update such list when necessary. Contractor shall certify such list and all amendments to be true and correct. Final payment shall not be due until Contractor delivers to Owner a lien release from Contractor and all persons on such list as amended, in accordance with statutory requirements.

17. GUARANTY. Final payment shall not relieve the contractor of any responsibility for faulty materials or workmanship. Contractor guarantees to repair or pay for any defects in materials workmanship which shall appear within a period of one year from the date of completion of the Work or any longer period as provided by statute or agreement of the parties. Owner shall give notice of observed defects with reasonable promptness.

18. RISK OF LOSS. Risk of loss of any goods or materials incorporated in the Work shall not pass from Contractor to Owner until final completion and acceptance of the Work by Owner.

19. BOND. Unless this requirement is waived by Owner, Contractor shall furnish Owner a performance bond and recordable payment bond satisfactory to Owner in the amount of this contract for protection against loss or damage arising out of the Contract, including without limitation, mechanic's liens. The sureties shall waive any rights to approve change orders or modifications of this contract.
INITIALS



ADDENDUM A

Work Specifications and Conditions for Apollo Paint Company
Exterior Painting Project ALDERWOOD APARTMENTS.


PART 1 - GENERAL

1.1	DESCRIPTION

A.	Work Included:

1.	Contractor shall supply all necessary material, labor,
supervision and equipment necessary for the repainting of the exterior of twenty buildings at the project in accordance with the paint and surface material manufacturers suggestions and recommendations for the preparation and preservation of surfaces to be painted.

B.	Exclusions:

        1. Contractor is not responsible for the trimming of plant material where such material interferes with the access to the exterior surface of the building.
        2. Contractor is not responsible to paint exterior surfaces within the garage area nor those surfaces on the exterior which are not painted.
        3. Contractor is not responsible for security necessitated by painting of this project

1.2	QUALITY ASSURANCE

A.	Contractor shall use an adequate number of skilled workmen who are thoroughly trained and experienced in the necessary crafts and who are completely familiar with the specified requirements and methods needed for the proper performance of the work in this section.
B.	Contractor shall comply with all manufacturers recommendations in the handling and application of materials and shall perform all work in keeping with good work practices as defined by industry standards and local codes.

C.	Contractor shall provide the Owner access for inspection by
Owners representative as requested in order to facilitate progress payments.
D.	Contractor shall enlist the support of the material manufacturers local representative who is required to approve the application.

E.	Contractor shall be responsible to solicit the opinions of the siding manufacturer with regard to recaulking of material joints as required under the siding manufacturers warranty.

1.3	SUBMITTALS

A.	Contractor shall submit for Owners approval samples and technical data sheets for caulking and sealing material for use on the project.

1.4	PRODUCT HANDLING & STORAGE

A.	Storage:

1.	Material for the project shall be stored in areas designated by thebuilding manager.

B.	Handling:

1.	Material shall be handled in accordance with the
manufacturers recommendations, including thinning, mixing and application.

PART 2 - PRODUCTS

2.1	EXTERIOR PAINT

A.	Kelly Moore:  1240 Flat Latex solid finish for exterior siding.

B.	Kelly Moore: 1700 Rust Inhibitive Enamel for all metal railings and stair stringers.

C. 	Kelly Moore: 1250 Semi-Gloss Acrylic to all exterior doors.

2.2	APPLICATORS, TOOLS & EQUIPMENT

A. 	All tools and equipment used in the application of the materials under this contract shall be of high quality and suitable for the application.

PART 3 - EXECUTION

3.1	SURFACE CONDITIONS

A.	Contractor shall prepare all surfaces to be painted or sealed in accordance with the manufacturers recommendations and good work practices. All surfaces to receive material shall be clean, dry and free of dirt and other foreign material which would inhibit the adhesion of the material to be applied.

B.	Soiled surfaces are to be powerwashed clean.  Prime with either
Kelly Moore 250 exterior primer or 240 Kel-Bond primer and surface conditioner as necessary.

C.	Chalky powdery pealing, cracked or otherwise unsound existing paint or coatings must be removed by a sand or water blast or other
appropriate	methods to a sound surface.  Prime the spot prime all
bare areas with Kelly Moore 250 exterior primer.

D.	Miscellaneous repairs:  Fill holes and voids with suitable
patching materials for the applicable substrate. All patched areas should be cured and coated with Kel Seal.1108 Elast-o-Meric.

E.	Caulking requirements:  Corner, vertical & horizontal joints between trim and siding; siding and siding shall be caulked in accordance with the siding manufacturers recommendation.

F.	Contractor shall check doors, windows, expansion joints,
flashings and cappings around pipes, conduit, scuppers and caulk as required.


3.2	APPLICATION

A.	Material shall be thinned at a rate not to exceed that
recommended by the manufacturer or 1 pint per gallon which ever is greater.

B.	Paint materials shall be applied at a temperature range in
accordance with the manufacturers recommendation and/or 55 degrees
Fahrenheit to 110	degrees Fahrenheit if no such guidelines exist.

C.	All surfaces shall receive a full Finnish coat of paint not less than 1.7 mils dried thickness.

3.3	PROTECTION OF SURFACES NOT PAINTED

A.	Contractor shall be responsible for the protection of surfaces not painted (and not to be painted) and shall supply an adequate number of tarps, covers or other maskings to protect landscape and personal property throughout the course of the work.

PART 4 - WORK CONDITIONS

4.1	WORK HOURS

A.	Contractor shall perform work under this contract between the hours of 8 AM and 6 PM Monday through Friday (normal work hours).
Deviations from these hours shall be acceptable only if agreed to in writing.

4.2	SCHEDULING

A. 	Contractor shall be responsible to coordinate his work with that of the on-site property staff who are responsible for the notification of all residents and will work together to coordinate access to areas to be painted. Contractor shall post with the on-site staff his intended schedule one week in advance so that proper notices can go out.

4.3	SECURITY

A.	Owner recognizes that in the course of painting the exterior of the building, it is sometimes necessary to leave doors ajar to allow the paint to cure. Where it is necessary to accomplish this, the Owner shall be responsible to provide necessary security so as to indemnify the contractor of this responsibility.


PART 5 - REMEDIAL WORK

5.1	MISC.

A.	Contractor agrees to replace damage to other work or building contents caused by their negligence within seven days of the occurrence of such damage upon written notice.

PART 6 - WARRANTY UPON COMPLETION

6.1	WARRANTY

A.	Contractor shall supply upon completion a written warranty
covering material and labor for a period of one year from completion.

PART 7 - PAYMENT

7.1	PROGRESS PAYMENT

A.	Four progress payments equal to the amount of work completed less
10% retention shall be made net 20 days receipt of invoice and notarized lean release. Final payment shall be made net 35 days receipt of invoice plus release following the completion of the work.


Proposal



To:  Alderwood Apartments

From:  Apollo  Painting

Date:  4-11-95

Re:  Bid Request

We propose to furnish all labor and materials to complete the following work.

Preparation:
1.  All surfaces to be painted will be cleaned as needed.
2. All seams around windows and other painted areas will be caulked as needed:
3.  All surfaces will be sanded and primed as needed.

Painting:
1. All siding walls will receive one full finish coat of Kelly Moore exterior flat Paint.
2. All metal handrails will receive on full finish coat of rust inhibative paint.
3. All window and door frames will receive one full finish coat of K.M. exterior semi gloss paint.
4.  All lattice work will receive one full finish coat of K.M.
exterior flat paint.
5. All Stringers will receive one full finish coat of rust inhibative paint.
6. All wood stairs will receive one full finish coat of K.M. exterior semi gloss paint.
7. All wood railings and top caps will receive one full finish coat of K.M. exterior semi gloss paint.
8. All metal gutters and metal trim to receive one full finish coat of rust inhibative paint.
9. All Doors will receive on full finish coat of K.M. exterior semi gloss paint.

Misc. Notes:
1.  All work to be done in a neat and professional manor.
2.  A schedule will be set in advance with the property.
3.  All trim paint will be "front face paint".
4. All landscaping in areas to be painted will be cleared by the property.
5.  Color to be the same color.
6.  A secure storage area will be provided by the property.


MAIN BID:      $81,900.00

Price good for 60 days from the date of the proposal.


Respectfully Submitted By:___________________________________________
   					Michael Drouin




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